Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 3, 2013

Publicis Groupe S.A. has made available to its employees a portal, which consolidates certain information, including news articles and interviews, relating to the combination of Publicis Groupe S.A. and Omnicom Group Inc. Maurice Lévy, the Chief Executive Officer and Chairman of Publicis Groupe S.A., sent an email to employees announcing the launch of such portal. Included below is that email, as well as certain materials accessible to employees through the portal.

Bonjour,

On July 28, we announced the Publicis Groupe and Omnicom merger agreement. This is clearly a major event for us, for Omnicom and for our industry.

It was hailed as such by the international press, major advertisers and even acknowledged as such by our competitors. Because our Groupe will evolve following the merger, by definition, it affects you. We have therefore decided to create a website dedicated to keeping you regularly updated on news.

Our objective is to create a space reserved for you and your colleagues, so that is why we are providing access to it using the password: «[                    ]».

[                    ]

Becoming the world leader doesn’t mean we should forget our roots.

On this dedicated site, you’ll find all the information and documents you need to understand the purpose behind this merger, its rationale and the benefits that our stakeholders can expect to see. In the “agenda” section, you can follow the key steps to be achieved before the transaction is completed.

We are required by law to be transparent to the same degree to all and so we want to provide you with the same information. We are also bringing together public information that is not always easily accessible, such as articles and commentaries.

You can also use the website to post any questions you wish to ask to stay fully updated on events. We will try to answer these as quickly and as fully as possible, recognizing that certain legal restrictions remain in place.

This is about your future, and the future of the Groupe: so I encourage you to take an interest through this site.

Merci for your commitment,

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

PUBLICIS GROUPE/OMNICOM MERGER:

THE WAY FORWARD

Sep 24th, 2013

PUBLICIS GROUPE/OMNICOM MERGER: THE WAY FORWARD

Since the merger between Publicis Groupe and Omnicom was announced during the summer, we have been working hard to ensure its progress, and I want to share its development with you.

As of today, I think that it is important to remind the rationale based on which this project is being built.

I would like to begin by addressing to this essential question: “What purpose does this merger serve?”

In fact, the answer is short and simple: “It is the way forward”.

Over the past fifteen years or so, our environment has been fundamentally changed by the digital technologies and new players.

Web giants, such as Google and Facebook, to name but two, have experienced exponential growth and have rapidly developed into key partners. We are happy and proud to have been the first to enter into strategic partnerships with them.

Our profession has been transformed. It is the result of a highly complex equation (IQ+TQ+EQ) where strategic intelligence, science, technology and creative emotional connection meet.

This evolving and expanding market landscape is setting the stage for tomorrow’s new competitive environment where the winners will be those who know how to use these techniques — and combine them best with our traditional expertise and experience — to provide clients with the most effective and efficient solutions to their marketing and communication needs.

So, by proposing to merge two leading communications companies, we are probably kick-starting a much larger transformational shift in the communication landscape in which we are once again the pioneers.

This carefully thought of merger agreement could only be a success if it was harmonious and balanced for both groups involved. It is important to remember that the only merger possible between Omnicom and Publicis Groupe was a merger of “equals”.

This merger of “equals” with Omnicom was made possible by the performance Publicis Groupe has achieved over the past decade, driven for the most part by our early shift towards the digital universe. We are two, excellent, high-performing companies, and this agreement delivers a balance for both of us and opens up new horizons to our future.

We will combine our operations, while finding a balance in areas where we are complementary. And neither group will have to cast aside their values, because we share common values.

After competing for decades in a spirit of mutual respect, Publicis Groupe and Omnicom will create the world’s leading communication company. A company with a best-in-class offer and model, generating even greater value for our clients and shareholders, and creating exciting opportunities for you.

The future group’s financial strength will enable it to invest, especially in technology, now an essential part of our profession, serving our clients better in helping them to understand and reach their targets. We will have more opportunities to innovate, to hone our skills and services and grow databases, maintaining them with respect for consumers’ privacy (the famous Big Data…).

Our clients will therefore have access to a wider pool of talent, resources, solutions and technology, enabling them to gain a competitive advantage in a market that is growing ever tougher and more competitive.

Our employees will be able to develop themselves in a professional, but also human community that will be both more diverse and more rich. You can widen your experience, move into new areas, tap into new technology and learn from the best in our profession.

As we wait for this great agreement to be completed, scheduled for the first quarter of 2014, I ask you to redouble your efforts to best serve our clients and win those all important new business pitches, as this remains our priority. Remember that prior to the completion of this merger, our friends at Omnicom remain formidable competitors on any pitches you are involved in. You can have “social” contacts, but not professional relationships; the rules on this are very strict.

I am aware of comments that have generated confusion amongst some of you, particularly those relating to client conflicts that critics claim could be generated by this merger. The irony is that the criticism comes from those who know better than anyone else about clients conflict management; do not let these comments distract you from your work.

The current situation changes nothing. Close relationships and stronger ties with your clients remain the best guarantee. Furthermore, we are used to dealing with this kind of situation in a highly ethical manner. Our broad Publicis Groupe networks allow us to manage competitive clients while strictly respecting confidentiality through “Chinese wall”.

Once again, the merger should be a great asset in this context, as Omnicom will also bring its considerable networks to the table.

Our teams, the bankers and advisors are working flat out. This is a big task as with all transactions of this size. We are working on covering all bases and are doing everything we can to ensure it succeeds. And we strongly believe it will.

Approval from competition regulators and financial markets, as well as approval from our respective shareholder meetings will be key stages in the project’s development. We will keep you updated on these developments.

We are conducting a transatlantic deal. There have been many such transactions over the years, and across all sectors. Many have met with great success.

Publicis Groupe’s identity also contains keys to the project’s success: we are a multicultural group which currently generates 50% of its income in North America, where 50% of its employees are based. This is a region we know well, and with which we have a long history of involvement.

Most of all, despite differences, Omnicom and Publicis Groupe have shared common values for a long time. We will combine our assets and ideas to better succeed in this complex world.

Bringing together our energy and talent; consolidating our financial capacity to pursue an investment program, and pooling resources can only make us all optimistic about the future that lies ahead.

The success of this project belongs to everyone: to you, and to us. To achieve this, let us start by giving our clients even better service, showing them we are with them every step of the way. And let us open our hearts and minds to the future.

I am counting on you.

Merci !

Maurice Lévy

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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7/28/13 PRESS KIT

Sep 29th, 2013

OmnicomGroup

PUBLICIS GROUPE

The press kit presents the new group’s profile, its brands, its main clients and some of its people.

Download the press kit

OmnicomGroup

PUBLICIS

GROUPE

Press Kit

OmnicomGroup

LE GROUPE

THE GROUP

BIOGRAPHIES

AGENCY

BRANDS

OMNICOM GROUP

Founded in 1986, Omnicom Group is a strategic holding company that manages a portfolio of global market leaders. These companies operate in the disciplines of advertising, marketing services, specialty communications, interactive/digital media and media buying services.

OmnicomGroup

OUR PEOPLE

71,000+ employees

PRESENT IN 100+ COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

SELECT CLIENTS

APPLE | AT&T | BAYER | DAIMLER | HP | JOHNSON & JOHNSON | MARS | MCDONALD’S | NISSAN | PEPSICO | PFIZER | PROCTER & GAMBLE | UNILEVER | VISA | VOLKSWAGEN GROUP

SELECT AGENCY BRANDS

BBDO | DDB | TBWA | OMD | PHD | CDM | FLEISHMANHILLARD | KETCHUM | PORTER NOVELLI | ORGANIC | TRIBAL | CRITICAL MASS | RAPP | PROXIMITY | INTERBRAND | ZIMMERMAN ADVERTISING

JOHN D. WREN, PRESIDENT & CEO

Omnicom’s branded networks and numerous specialty firms include of more than 1,000 companies providing a diverse range of marketing and communications services.

Omnicom Group includes:

Three global advertising brands:

BBDO Worldwide, DDB Worldwide, and TBWA Worldwide.

Leading U.S.-Based National Advertising Agencies:

Goodby, Silverstein & Partners, GSD&M, Martin|Williams, Merkley+Partners, and Zimmerman Partners.

Diversified Agency Services (DAS):

DAS consists of a global enterprise of more than 190 companies that provide services in direct marketing/consultancy, public relations, promotional marketing, and specialty communications.

Omnicom Media Group (OMG):

Omnicom’s leading media agencies are part of OMG. The Group consists of two full service media companies, OMD Worldwide and PHD Network, as well as several media specialist companies.

2013 International Festival of Creativity in Cannes

Omnicom agencies from more than 35 countries representing 145 brands won Cannes Lion awards.

BBDO and DDB took home 99 and 90 Lions respectively, the most in both networks’ history. TBWA also had a record year with 43 Lions.

Ketchum was honored with nine Lions and was the only PR firm to win across multiple categories.

OMD and PHD took home a combined total of 19 Lions and OMD

Australia was named Media Agency of the Year.

2012 SELECT AWARDS

Campaign Asia named DDB Creative Advertising Network of the Year.

BBDO finished first in the Gunn Report 2012 Most Awarded Network for the seventh consecutive year.

PHD was named Global Media Agency of the Year by Adweek.

Ketchum was named 2012 Agency of the Year by PR Week.

LatinWorks won Advertising Age’s Multicultural Agency of the Year.

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JOHN D. WREN

President and Chief Executive Officer of Omnicom Group

Director since 1993

Age: 60

JOHN D. WREN,

PRESIDENT & CEO

Mr. Wren is President and Chief Executive Officer of Omnicom, a position he has held since January 1997. He was elected President in 1996 and named Chief Executive Officer in 1997.

Under his direction, Omnicom has become one of the largest advertising, marketing and corporate communications companies in the world.

Mr. Wren entered the advertising business in 1984, joining Needham

Harper Worldwide as an executive vice president.

As part of the team that created Omnicom in 1986, he was appointed Chief Executive Officer of Omnicom’s Diversified Agency Services division in 1990. In that position, he grew Diversified Agency Services into Omnicom’s largest operating group, comprised of companies in a wide array of disciplines ranging from public relations to branding.

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BRUCE CRAWFORD

Chairman of the Board of Omnicom Group

Chairman of the Finance Committee and member of the Executive Committee

Director since 1989

Age: 84

BRUCE CRAWFORD, CHAIRMAN OF THE BOARD

Mr. Crawford is Chairman of the Board of Omnicom, a position he has held since 1995.

From 1989 to 1995, he served as Omnicom’s President and Chief Executive Officer and, from 1995 to 1997, he served as Omnicom’s Chairman and Chief Executive Officer.

Mr. Crawford began his career in advertising in 1956 and, in 1963, he joined

BBDO. He held a variety of high-level positions at BBDO, including that of President and Chief Executive Officer, a position he held from 1977 until 1985.

Mr. Crawford is an Honorary Director of The Metropolitan Opera and Chairman Emeritus of Lincoln Center. He is also a Director of the Animal Medical Center.

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DDB

In 1949, DDB gave the advertising industry a wake-up call. The agency introduced a new approach to marketing that relied on insight into human nature, respect for the consumer, and the power of creativity. Today, DDB Worldwide is one of the world’s largest and most awarded advertising and marketing networks.

DDB

> OUR PEOPLE

13,000+ employees

> PRESENT IN 90+ COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

MCDONALD’S | VOLKSWAGEN | EXXON MOBIL | MARS | JOHNSON & JOHNSON | UNILEVER

DDB believes that creativity is the most powerful force in business – it stirs emotion, influences minds and builds brands. The combination of brilliant creative ideas and extraordinary results is what sets DDB apart.

DDB is not satisfied to be simply the most creative agency network in the world, but holds its creative ideas accountable for delivering business-building results.

The firm’s vision is to maintain its distinguished position by developing remarkable creative that transforms communication clutter into communication currency.

DDB offers clients a suite of services:

Advertising

Branding

Creative

CRM

Design

Digital

Direct Marketing

Production

AWARDS

In 2012, DDB was named Advertising Network of the Year by Campaign, as well as Agency of the Year and Digital Agency of the Year by Strategy magazine. In addition, The Gunn Report has listed DDB as one of the Top 3 Global Networks for the last 12 years and DDB New York was named “Agency to Watch” in 2013 in Creativity magazine. At the prestigious 2013 Cannes International Festival of Creativity, DDB won 93 Lions, the most ever for the network.

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BBDO

Founded in 1891, BBDO Worldwide is the world’s most awarded advertising agency network with 289 offices across the globe.

BBDO

> OUR PEOPLE

16,000+ employees

> PRESENT IN 81 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

AT&T | BAYER | BLACKBERRY | CAMPBELL’S | DIAGEO | FEDEX | GE | HP | MARS | MERCEDES-BENZ | PEPSICO | PROCTOR & GAMBLE | STARBUCKS | VISA

WHY CLIENTS HIRE BBDO

BBDO is mission is “To create and deliver the world’s most compelling commercial content”, it’s mantra “The Work. The Work. The Work.”

WHAT BBDO DOES

Advertising

Brand Strategy Consulting

CRM

Mobile & Social Media

Interactive Marketing

Design

AWARDS

Effie Effectiveness Index: Most Effective Agency Network – 2011, runner up in 2012 and 2013

The Big Won: Most Awarded Network – 6 years in a row

Echo Awards: Most Awarded Network – 6 years in a row

The One Show: Most Awarded Network – 3 years in a row

The Gunn Report: Most Awarded Network – 7 years in a row

Caples Awards: Most Awarded Network – 9 years in a row

London International Awards: Most Awarded Network – 2 years in a row

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TBWA

TBWA creates and manages brand behavior in the modern world through Disruptive Ideas brought to life across the Media Arts landscape.

TBWA\

> OUR PEOPLE

11,000+ employees

> PRESENT IN 100 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

ACCENTURE | APPLE | NISSAN

| ENERGIZER | ADIDAS | GLAXOSMITHKLINE | HENKEL | ABSOLUT | MCDONALD’S | P&G

BWA’s focus is not only to be the best advertising agency network but also to be one of the most creative companies in the world. This 21st-century goal is ambitious, and it has proven to be a catalyst in uniting over 11,000 people, operating in 274 agencies, in 100 different countries.

The network’s work spans 22 specialty disciplines including: Design, Digital, Retail Activation and Theatre, Sports Sponsorship, CRM, CSR and Cause Related Marketing, Custom Publishing, Mobile Utility, Event Marketing and Brand Amplification, to name just a few.

Disruption is always TBWA’s starting point for any brand, global or local. Not only does it drive the strategic development of our client solutions by challenging and overturning the conventions of any marketplace; it also creates a common language and understanding across our network for the brands we lead.

Defining the Disruptive Strategy, however, is only half of the equation. The other half is making sure to craft an idea brief from the right perspectives and engaging the right disciplines in order to make full use of the Media Arts landscape.

Every agency in the TBWA network is fluent in Disruption and Media Arts. These agencies are constantly evaluating and documenting the shifts in the media landscape and their impact on audience behavior. And it is this commitment that allows TBWA to serve global brands differently than its competition.

TBWA is ranked as a top-10 worldwide advertising agency and was recognized by Advertising Age in 2010 as the “Best International Network of the Decade.” Fast Company magazine placed TBWA 24th on its 2009 list of “The World’s 50 Most Innovative Companies” and as an Innovation All-Star in 2010.

8

OMG

Omnicom Media Group (OMG) is the media services division of Omnicom Group Inc. providing services to over 5,000 clients in more than 100 countries.

OmnicomMediaGroup

Omd phd

> OUR PEOPLE

11,000+ employees

> PRESENT IN 100 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

APPLE | NISSAN | GLAXOSMITHKLINE | HP | INTEL | PEPSICO | MCDONALDS | SPRINT / NEXTEL | TIME WARNER CABLE | UNILEVER

OMG includes the full service media networks OMD and PHD as well as a number of specialty media communications companies.

OMD Worldwide provides a range of services globally including communications strategy, media planning and buying, digital execution, content creation, entertainment marketing, sponsorship and brand analytics.

OMD is recognized for its global footprint, strategic integration and creative innovation.

PHD is a global media and communications agency that has been built on a culture of thought leadership, creativity and innovation.

AWARDS

The Gunn Report has acknowledged as Most Creative Media Agency for an unprecedented six consecutive years.

PHD was named Global Media Agency of the Year in 2012 by Adweek.

Adweek named OMD the Global Media Agency of the Year for 2008, 2009 and 2011.

Advertising Age named OMD the Media Agency of the Year in 2002, 2005, 2009 and 2011.

OMD won the Media Grand Prix at Cannes in 2012.

Omnicom Media Group also includes Annalect, a data, analytics and insight platform, Accuen, a digital trading platform, NOVUS, Brand Science, Composition Media Group, Pathway, Optimum Sports, Outdoor Media Group, and Resolution Media.

9

DAS

Diversified Agency Services (DAS) manages Omnicom’s holdings in a variety of marketing disciplines, including customer relationship management, public relations and specialty communications. DAS includes more than 190 companies serving international and local clients through more than 700 offices in 71 countries.

> OUR PEOPLE

20,000+ employees

> PRESENT IN 71 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

AT&T | CITIGROUP | DIAGEO | GENERAL MOTORS | HP | HOME DEPOT | HOFFMAN LAROCHE | MCDONALD’S | MERCK | NISSAN | PFIZER | PROCTER & GAMBLE | VISA

Customer Relationship Management

DAS agencies provide clients with customer relationship management services, including sports and event marketing, branding/consultants/ design, direct/relationship marketing, promotional marketing, field marketing, non-profit marketing and entertainment marketing. The companies include four of the top 10 promotional marketing agencies and worldwide leaders in sales promotion (GMR Marketing, The Marketing Arm, TracyLocke); RAPP, a leading global direct marketing company; and Interbrand, one of the world’s leading consultancies in brand strategy, valuation, and naming.

Public Relations/Public Affairs

DAS includes three of the top 10 public relations firms in the world, FleishmanHillard, Ketchum, and Porter Novelli, as well as specialist agencies including Clark & Weinstock, Cone, Kreab Gavin Anderson, and Chlopak, Schechter & Partners.

Specialty Communications

DAS has built an influential global healthcare franchise, of which five healthcare communications companies are ranked in the top 25 including Adelphi Group, CDM, Harrison & Star, Health Science, and CorbettAccel Healthcare Group. The group also includes Doremus, the premier business-to-business agency, and Dieste and LatinWorks, the #1 and #6 multicultural agencies respectively.

10

THE GROUP

PROFILE

BIOGRAPHIES

MAJOR CLIENTS

AGENCY BRANDS

PUBLICIS GROUPE

Publicis Groupe is the world’s third largest advertising and communications group: a global powerhouse of top creative advertising and marketing agencies, and a pioneer in digital and online communications. Its networks and agencies work with many of the best-known brands in the world.

PUBLICIS

GROUPE

> OUR PEOPLE

60,000 employees

> PRESENT IN 108 COUNTRIES

> MAIN NETWORKS AND AGENCIES

BBH | LEO BURNETT | PUBLICIS WORLDWIDE | SAATCHI & SAATCHI | STARCOM MEDIAVEST GROUP | ZENITHOPTIMEDIA | PUBLICIS HEALTHCARE COMMUNICATIONS GROUP | DIGITASLBI | RAZORFISH | ROSETTA | MSLGROUP

> MAURICE LEVY, CHAIRMAN & CEO

Publicis Groupe offers the full range of services and skills: digital (DigitasLBi, Razorfish, Rosetta), creative services (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), public affairs, corporate communications and events (MSLGROUP ), media strategy, planning and buying (Starcom MediaVest Group and ZenithOptimedia) and healthcare communications, with Publicis Healthcare Communications Group (PHCG). Present in 108 countries, the Groupe employs 60,000 professionals.

Since 2004, Publicis Groupe has ranked first in Creative Performance (number of awards compared to revenue) in The Gunn Report. In 2013, at the 60th edition of the Cannes Lions International Festival of Creativity, Publicis Groupe took a total of 158 Lions.

Publicis Groupe new business in 2012 amounted to net wins of US$3.5 billion, confirming the competitivity and appeal of the services that we offer our clients.

Creativity has been generating client loyalty and new business for Publicis since it was launched by a young visonnary man named Marcel Bleustein in 1926.

Marcel Bleustein based his work on respect for the product; quality; and creativity in

You tube

www.publicisgroupe.com

12

FAMILY HERITAGE TIMELINE

1926	**Marcel Bleustein founds Publicis in 1926 at 17, rue du Faubourg Montmartre (Paris, France).**
1938	**Publicis** creates Regie Presse, an independent company selling newspaper and magazine space.
1946	After the war, Marcel Bleustein-Blanchet, as he is known after taking his piloting codename, reopens **Publicis.**
1954	**Publicis** assists with the creation of the very first public opinion survey in France.
1957	Creating the New York-based Publicis Corporation, **Publicis** becomes the first French company to prepare for international expansion.
1958	**Publicis** opens the Publicisdrugstore, an "all-night" (until 2 am) bar, restaurant, store, newsstand, tobacconist and pharmacy, and revolutionizes Parisian culture.
1968	**Publicis** creates the first television commercial broadcast in France for Boursin cheese featuring Jacques Duby in October 1968.
1970	**Publicis** is first quoted on the Paris stock exchange.
1971	**Publicis** continues to diversify, establishing new departments dedicated to sales promotion, marketing research and recruitment communication.
1974	Thanks to its subsidiaries, **Publicis** becomes the undisputed front-runner in Europe's advertising and communications sector, covering 14 countries under the Intermarco/Farner trade name.
1975	**Maurice Lévy becomes CEO of Publicis.**
1980	**Publicis** establishes marketing services subsidiaries Intelligences, Idées, Dialogues Conseil, Media Finance and Mundoprint business units, and acquires a majority interest in **Mediasystem,** specializing in recruitment advertising.
1986	**Publicis** celebrates its 60th anniversary, and launches TV6, the first French music channel.
1987	Publicis creates its new management structure with a Supervisory Board and Management Board. The same year it launches **Optimedia,** with offices in France, the United Kingdom and Switzerland, and inaugurates a European network of direct marketing agencies, later branded **Publicis Dialog.**

13

1988

Publicis, with its 40 agencies in Europe and the United States, enters into an alliance with FCB, which had 176 agencies located in 40 countries. Publicis-FCB becomes the largest European network. (The alliance lasts eight years.)

1992

Publicis creates BMZ, a European network covering Germany, the United Kingdom, the Netherlands, Belgium, Italy and France. The company also diversifies its activities in events marketing.

1993

Publicis acquires FCA, the fourth-largest French communications network, with offices in both Europe and the United States.

1998

Publicis acquires the Hal Riney agency and the Evans Group.

1999

Publicis acquires **Burrell** Communications, the largest ethnic Afro-American communications agency.

2000

Publicis Groupe is born during the acquisition of British agency Saatchi & Saatchi. Publicis Groupe is now listed on both the New York and Paris stock exchanges.
Publicis launches **Publicis Net,** offering a complete range of communications services related to the Internet.

2002

Publicis Groupe acquires **Bcom3 (Leo Burnett,** D'Arcy, **StarcomMediaVest, MS&L, BBH** (49%), **Medicus,** Pangea**),** and undertakes a strategic partnership with the Japanese market leader Dentsu. **D'Arcy** is dissembled.

2003

Publicis Groupe becomes full owner of **ZenithOptimedia** (versus 75% before).
Publicis Healthcare Communications Group is created, uniting **Medicus, Saatchi & Saatchi Healthcare, Nelson Communications** and **Klemtner Advertising.**

2004

Publicis Groupe enters the CAC 40 on the Paris stock exchange.

2005

Publicis Groupe assembles it's different entities specialized in Corporate Communications and Public Relations in creating **Publicis Public Relations and Corporate Communications Groupe (PRCC)** chaired by Lou Capozzi.

2006

Acquisition of Belgium's **Duval Guillaume** and alignment with Publicis network.
Acquisition of **BOZ,** created by Alain Sarraf in France, joins Publicis Healthcare Communications Groupe (PHCG) and reinforces health actions in France.
Zenith Media acquires a majority stake in **Moxie Interactive** expert in new media located in Atlanta, GA.
Acquisition of **Digitas Inc.,** leader in digital and direct marketing with brands Digitas, Medical Broadcasting Co (MBC) and Modem Media (MM), makes Publicis Groupe a world leader in digital and interactive communications.

14

2007

Acquisition of **Business Interactif,** the top French digital and interactive communications group.
Acquisition of **GCC (Global Consumer Group),** the largest independent digital agency in China. GCC will be renamed **Digitas Greater China.**

2008

Marcel Bleustein-Blanchet, founder of Publicis Groupe. First French honored at the **"American Advertising Hall of Fame".**
Publicis Groupe acquires **Act Now,** a leading advisor on sustainable development. Act Now become **Saatchi & Saatchi,** a Saatchi & Saatchi Worldwide network agency.
Publicis Groupe acquires **Emporioasia** one of the largest digital agencies in China.
Publicis Groupe launched **VivaKi** a new current engine of growth for the new media and digital environment.
Acquisition by **Publicis Groupe Kekst and Company, Incorporated** first rank agency, is recognized for his strategic and financial public relations in the world.
Publicis Groupe acquires the Korean agency **Portfolio,** a leader in digital marketing. Portfolio is renamed **Publicis Modem Korea.**
Google sales **Performics Search Marketing (Performics)** to Publicis Groupe.

2009

Publicis Groupe acquires **Razorfish** and signed a strategic alliance with Microsoft.
Publicis Groupe creates **MS&L Group** a new global network of public relations and events, combining with **MS&L Worldwide, Publicis Consultants and Publicis Events.**

2011

Publicis Groupe acquires **Rosetta,** one of the fastest growing digital agencies in North America.

2012

Publicis Groupe acquires 100% of **Bartle Bogle Hegarty (BBH).**
The acquisition includes the Brazilian agency **Neogama / BBGH.**

2013

Publicis Groupe merge its digital networks, **Digitas** and **LBi**, the first being fully integrated, the second bringing technology and digital marketing. The incorporated entity, called **DigitasLBi,** will be headed by the Chief Executive Officer of LBi, Luke Taylor, named Global CEO DigitasLBi. Publicis **Groupe and AOL Inc. launch** PAL (Publicis Live AOL) first global advertising in real time, in the era of multi-screen marketing

15

ELISABETH BADINTER

> ELISABETH BADINTER,

CHAIR OF THE SUPERVISORY BOARD

The daughter of Marcel Bleustein-Blanchet, founder of Publicis, Ms. Badinter is a philosopher, the author of numerous books, and has been a lecturer at the Ecole Polytechnique in Paris. She has been a member of the Supervisory Board since 1987 and its Chair since 1996.

16

MAURICE LÉVY

Maurice Lévy is Chairman and Chief Executive Officer of Publicis Groupe, the world’s third largest advertising and communications group. Under his stewardship Publicis Groupe has been transformed into a global powerhouse of top creative advertising and marketing agencies, and is today a pioneer in digital and online communications. Its major networks include Leo Burnett, MSLGROUP, PHCG (Publicis Healthcare Communications Group), Publicis Worldwide, Rosetta and Saatchi & Saatchi, as well as DigitasLBi – the world’s leading digital network – and VivaKi, the Groupe’s media/digital hub, which notably includes Razorfish, Starcom MediaVest Group and ZenithOptimedia.

> MAURICE LEVY, CHAIRMAN & CEO

M Maurice Lévy is widely recognized as one of the leading figures in the communications industry, having successfully managed a program of sustained international expansion that today gives Publicis Groupe’s clients in 108 countries a complete range of advertising and communication services.

Maurice Lévy joined Publicis in 1971, with a background in IT. He very quickly moved into the heart of the agency’s business: advertising and marketing. Recognizing that top clients require a full range of communications services, he began to build up a comprehensive group of specialized and general service agencies and subsidiaries in France and throughout Europe. Maurice Lévy took personal responsibility for the international development of Publicis Conseil, beginning in the 1980s, and became its Chairman in 1984. He was named Chairman and CEO of Publicis Groupe in 1987, thus becoming the company’s second CEO since 1926.

Two significant milestones in Maurice Lévy’s career were the acquisition of British network Saatchi & Saatchi in 2000, followed by the 2002 merger with Bcom3, a network including Leo Burnett Worldwide, Fallon Worldwide, StarcomMediaVest and a number of specialized communications agencies. In 2006 Maurice Lévy redefined the Groupe’s strategy to fully embrace digital tools and approaches to communications, making it “the human digital agency,” encompassing emotion and technology. In early 2007 he engineered the friendly acquisition of Digitas, a leading digital pure-player in the US. He also launched VivaKi, the Groupe’s hub for developing and sharing new digital services, platforms and tools for measurement and analysis. In 2008, he completed the acquisition of Performics from Google, one of the leading search marketing service providers. In 2009 the Groupe purchased Razorfish, Microsoft Corp.’s online advertising and marketing agency, and in 2011 acquired Rosetta, another important American digital agency. In 2012 the Groupe bought LBi, a major independent digital communications agency, and in 2013 — highlighting Publicis Groupe’s leadership of the crucial, fast-moving digital sector — announced the formation of DigitasLBi, the world’s leading fully integrated digital agency network.

Maurice Lévy’s stature and expertise in the digital ecosystem was emphasized in 2011, when French President Nicolas Sarkozy tasked him with organizing the eG8 Forum, a milestone conference of 1500 leading Internet professionals that advised the May 2011 G-8 summit meeting in Deauville on priority measures to encourage the digital economy. In 2006 he co-chaired the French Commission on Intangible Assets, which delivered an influential policy report. He has also served on the French Government Commission to Combat Drug Addiction, as well as the Advisory Committee of the Banque de France.

17

From 2009 to 2012, Maurice Lévy was President of the Association Française des Entreprises Privées (French Association of Private Companies), which represents the top 100 companies in France. He is a member of the International Advisory Board of The Council on Foreign Relations in New York, the Foundation Board of the World Economic Forum in Geneva and the Supervisory Board of La Compagnie Financière Edmond de Rothschild. He is President of the Supervisory Board of Iris Capital, a pan-European venture capital investor specialized in digital.

Maurice Lévy holds the distinctions of Commandeur of the French Légion d’Honneur and Grand Officier of the Ordre National du Mérite. In 2004, he received the Scopus Award from the Hebrew University of Jerusalem, and in both 2004 and 2009 was awarded the Benjamin Franklin Award by the French American Foundation in New York. In 2008 he received the

International Leadership Award of the Anti-Defamation League (ADL) for his commitment to promoting tolerance and diversity and was also named “Communication Man of the Year” by both the Delaney Report and Le Grand Prix des Agences de L’Année, a prestigious French awards show.

In 2011 he was named France’s “Best Manager of the Year” at the BFM Awards. In 2009, 2010 and 2013, Institutional Investor Magazine named him Europe’s Best CEO in the media industry. In June 2013 the University of Tel Aviv conferred on Maurice Lévy the Honorary Degree of Doctor Philosophiae Honoris Causa.

Born in 1942 in Oudja, Morocco, Maurice Lévy has been married for fifty years, and has three sons and six grandchildren. His interests include modern and contemporary art, antiques, chess and skiing. He co-founded the French Institute for Brain and Spinal Cord disorders, and remains involved in its development.

18

THE BRANDS

PUBLICIS

GROUPE

ADVERTISING

Leo Burnett

Arc

Alpha245

Atelier

SAATCHI & SAATCHI

Saatchi & Saatchi

SAATCHI & SAATCHI

YOUTH CONNECTION

CONILL

PUBLICIS

PUBLICIS MODEM

PUBLICIS ENTERTAINMENT

PUBLICIS DIALOG

DUVAL GUILLAUME

MARCEL

RINEY

BBH

BROMLEY

BURRELL

we are fallon

DPZ

MEDIA

Starcom MediaVest Group

Starcom

SMG

MediaVest

Spark

SMG Multicultral

LiquidThread

BIG FUEL

FROM CONTENT TO COMMERCE

ZenithOptimedia

THE ROI AGENCY

Zenith

The ROI Agency

Optimedia

The ROI Agency

Moxie

Performics

Newcast

Ninah

19

TECHNOLOGY

VIVAKI

vivaki

NERVE CENTER

vivaki exchange

NUMÉRIQUES

DigitasLBi

THE THIRD ACT:

Crm365

PHONEVALLEY

prodigious worldwide

razorfish TM

neue digitale / razorfish wysiwyg

amnesia razorfish

DENTSU razorfish.

ROSETTA

SPECIALIZED

MSLGROUP

MSL

SAS

JKL

PUBLICIS CONSULTANTS FRANCE

PUBLICIS EVENTS

WOMEN’S FORUM

FOR THE ECONOMY & SOCIETY

Building the future with women’s vision

KEKST AND COMPANY

pbjs

mundcom

MAITRE D’CEUVRE DE L’IMAGE

market forward

A Publicis Groupe Company

WAM

productions

Publicis Healthcare Communications Group

SAATCHI & SAATCHI HEALTH

DIGITAS HEALTH

beacon healthcare

razorfish healthware

Touchpoint

Medicus

maxcess

DISCOVERY CHICAGO

in sync

Publicis Life Brands

MEDIAS & REGIES EUROPE

mediavision

MEDIATRANSPORTS

20

MAJOR CLIENTS

Publicis Groupe is proud to serve some of the world’s finest and most innovative brands, in sectors including the auto industry, fast-moving consumer goods, financial services, healthcare, leisure, technology and telecoms. We thank all our clients for giving us the opportunity to excel.

Abbot

A Promise for Life

Allstate

You’re in good hands

AMERICAN EXPRESS

AstraZeneca

Bank of America

Bristol-Myers Squibb

Carrefour

citigroup

The CocaCola Company

comcast

DELTA

T

DIAGEO

EBAY

FIAT

GENERAL MILLS

GM

Heineken

New Thinking

New Possibilities

JPMORGAN CHASE

Kellogg’s

KRAFT

L’ORÉAL

LUXOTICA

Mars

I’m lovin’ it

MeadJohnson Nutrition

Mercedes-Benz

MERCK

Microsoft

Nestle

Good Food, Good Life

Nissan

NOVARTIS

orange TM

Pfizer

PHILIP MORRIS INTERNATIONAL

P&G

RENAULT

RIM

RICHEMONT

MillerCoors

SAMSUNG

SANOFI

SIEMENS

Sprint

O2

A Telefonica company

TOYOTA

UBS

Unilever

Verizon

WAL MART

Walt Disney

WENDY’S

Whirlpool

21

THE AGENCIES

ADVERTISING AGENCIES

MEDIA AND DIGITAL AGENCIES

SPECIALIZED AGENCIES

ADVERTISING AGENCIES

LEO BURNETT WORLDWIDE

Leo Burnett Worldwide is one of the world’s largest agency networks. A HumanKind communications company, it utilizes a singular approach: put a brand’s purpose at the center of communications to truly connect with people. Leo Burnett works with some of the world’s most valuable and respected brands.

Leo Burnett

OUR PEOPLE

Over 9,000 employees

PRESENT IN 84 COUNTRIES

NAMES OF SUB-BRANDS

ARC | ATELIER | ALPHA245

MAIN CLIENTS

MCDONALD’S | COCA-COLA | SAMSUNG

PHILIP MORRIS INTERNATIONAL | FIAT

P&G | KELLOGG’S | GM

SIGNIFICANT AWARDS

55 LIONS AT THE 59TH ANNUAL CANNES

INTERNATIONAL FESTIVAL OF

CREATIVITY | THE MOST AWARDED

AGENCY AT THE ONE SHOW

> TOM BERNARDIN, CHAIRMAN & CEO

Last year was one of great growth, diversification and creativity for Leo Burnett, and we see continued creative success, business growth and brand momentum on the horizon.

Across all of our accomplishments, creativity and our HumanKind philosophy made the difference.

Leo Burnett was one of the top 5 agency networks in Asia-Pacific, and the top-performing agency in China.

We saw exceptional growth in Latin America, due in large part to a remarkable year for Brazil.

In North America, we added 13 new clients and gained organic growth from 17 existing ones, contributing to strong overall growth.

Leo Burnett Toronto earned the distinction of Agency of the Year, while Leo Burnett Chicago was recognized as a Best Place to Work by Advertising Age for the second year in a row. Farmhouse, the innovation and new-venture center, launched in the U.S.

Russia saw double-digit growth.

We established a new leadership team and structure: the Executive

Leadership Team. These 10 top business leaders will help deliver even better business performance with an unwavering focus on our creative product and our growth.

In 2012, 9 offices were named #1 in their markets for creativity and effectiveness. We won a record 55 Lions at Cannes, were recognized as the most awarded agency at The One Show, reigned as the most awarded network for the third consecutive year at the International ANDY Awards, and brought home the Network of the Year title at both Dubai Lynx and the MENA Cristal Awards.

There are several areas where we will focus our attention in 2013. Of priority are digital – fueled by some of our recent acquisitions – and social, where we already have a strong starting point as the only global social AOR in the world for Samsung. We continue to make inroads in the pharmaceutical category, our recent global assignment from Novartis a case in point. And emerging markets will again take precedence in the year ahead.

www.leoburnett.com

23

ADVERTISING AGENCIES

PUBLICIS WORLDWIDE

With more than 9,000 employees and a presence in over 80 markets, Publicis

Worldwide is the largest creative network within Publicis Groupe and the largest agency network in Europe. We have massively embraced the new positioning adopted in 2011, “Lead the change”. Like our clients and prospects, we are all confronted with significant changes as social networks, mobile communication, big data, and ecommerce trigger new behaviors, while new geographies emerge requiring more attention.

PUBLICIS

> OUR PEOPLE

9,000 employees

> PRESENT IN 82 COUNTRIES

> NAMES OF SUB-BRANDS

PUBLICIS MODEM | PUBLICIS DIALOG | PUBLICIS SHOPPER | RED LION | MARCEL | RINEY | TALENT | DUVAL GUILLAUME | PIXELPARK | BETTERWAY | CARRE NOIR | AR NEW YORK | 133

> MAIN CLIENTS

MCDONALD’S | AXA | BNP PARIBAS | CARREFOUR | CITI | COCA-COLA | HAIER | HILTON HONORS | HP | L’OREAL | LG | LUXOTTICA | NESTLE | ORANGE | P&G | PAYPAL | PERNOD RICARD | RATP | RENAULT | SANOFI | SEB | SIEMENS | TELEFONICA | UBS | ZURICH

> SIGNIFICANT AWARDS

36 CANNES LIONS | 21 TROPHIES AT

THE LONDON INTERNATIONAL AWARDS

JEAN-YVES NAOURI, EXECUTIVE CHAIRMAN

Pursuant with the Group strategy, Publicis Worldwide is accelerating its transformation towards digital and fast growing markets.

In this context, Publicis Worldwide continues to invest in digital competencies for its global and local clients, either organically or through acquisitions. Pixelpark, the largest independent digital agency in Germany & Switzerland has joined the network as well as iStrat in India, after Gomye and Wangfan in China.

In parallel, the network keeps accelerating its development in Fast

Growth Markets. Brazil is now its 3rd largest market, after France and the USA. The development in China continues to be strong with significant new business coming from existing and new clients. In particular, Publicis has set up an office in Qingdao to serve Haier (white good products), one of the leading Chinese brands and reinforces its digital expertise in Beijing.

In India, Marketgate, a leading marketing consulting company has joined the network.

South East Asia, Latin America, Central & Eastern Europe, Africa (mainly though our hubs in South Africa, Ghana, Nigeria) delivered superior organic growth, an illustration of the increasing interest of those markets for major international marketers.

However, we continue to invest in other markets. In the US, Kaplan Thaler has merged with Publicis NY to build Publicis Kaplan Thaler, the flagship agency.

Based on the recent acquisition of AR NewYork, and its existing operations in Paris and Shanghai, Publicis has launched a network of agencies specialized in luxury and fashion.

Publicis was also extremely proud to announce the same day the acquisition of BBR a leading creative agency in Israel and Zoom a superb digital agency in Palestine. More importantly, the two agencies have started to work together on some key clients.

Publicis has continued to invest in talents, across all geographies, with new leaders at the helm in Australia and China, new Executive Creative Director in the UK, new Chief Strategic Planners in the US and the UK, and strengthen its digital teams everywhere.

Finally, Publicis Creative performance has significantly improved, with among other distinctions, 36 Cannes Lions (beating 2011 record performance), 21 trophies at London International Awards and was distinguished as the third most successful network at both Eurobest and Epica Awards.

www.publicis.com

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ADVERTISING AGENCIES

SAATCHI & SAATCHI

Saatchi & Saatchi is a full service, integrated communications network with 140 offices in 76 countries. We believe passionately in the unreasonable power of creativity and creative ideas that generate ‘loyalty beyond reason’, transforming brands into Lovemarks. We are ‘The Lovemarks Company’.

SAATCHI & SAATCHI

OUR PEOPLE

Over 6,000 employees

PRESENT IN 76 COUNTRIES

TOP TEN NETWORK CLIENTS

DIAGEO/GUINNESS | GENERAL MILLS

| KRAFT FOODS | LENOVO | MEAD

JOHNSON | NOVARTIS | PROCTER

& GAMBLE | T-MOBILE | TOYOTA | VISA

EUROPE

SIGNIFICANT AWARDS

36 LIONS WON AT CANNES, INCLUDING

14 GOLDS | ARGENTINA, ITALY, LOS

ANGELES, POLAND AND PUERTO RICO

ALL NAMED AGENCY OF THE YEAR

> KEVIN ROBERTS, CEO WORLDWIDE

“Winning isn’t everything, but wanting to win is.”

Vince Lombardi, Legendary Football Coach

In a VUCA world, “Wanting to Win” was our passion for 2012, with an overwhelming desire to win for our clients, their brands and for Saatchi & Saatchi.

We won over 600 awards. 36 Lions at Cannes, including 14 Golds; 27 awards at FIAP for Argentina alone, with 2 Grand Prix and 7 Golds; the prestigious United Nations Gold Award for Israel’s “Blood Relations” – the first ever awarded to an Israeli agency; Argentina, Italy, Los Angeles, Poland and Puerto Rico were named Agency of the Year and Saatchi & Saatchi X, Shopper Media Agency of the Year.

Significant new business wins included Big W, Carnival Cruises (Australia); European Parliament (Belgium/EU); BRF – Brasil Foods (Brazil); Club Med (France/Global); COFCO, Guinness, Minute Maid (China); Parmalat (Italy); DeLonghi (Japan); Air New Zealand, ASB Bank (New Zealand); Cairn India, Star Cruises, Lenovo APAC (Singapore); Big Cola (Thailand); Lenovo MENA (UAE); EE (Everything Everywhere), Mattessons, Virgin Strauss Water (UK); Chase Sapphire, Kraft Foods – Capri Sun & Kool Aid, Miller Lite (USA); and Vietnam Mobile (Vietnam). Organic growth came from Network clients including Mead Johnson, Novartis, Procter & Gamble and Toyota.

Our digital offering was enhanced. Leading digital agency Arachnid joined our agency in Malaysia; digital and social media agency Outside Line joined Saatchi & Saatchi London; Saatchi & Saatchi Paris and digital agency Duke merged to create Saatchi & Saatchi + Duke.

There were key CEO appointments in Belgium – Yves Van Landeghem; India – Matthew Seddon; Nordics – Thomas Falck; Thailand – Mark Cochrane; USA – Durk Barnhill, New York and Annie Longsworth, Saatchi & Saatchi S.

Lovemarks Research continued to develop. AMR’s Lovemarks

Snapshots™ has now covered more than 5,000 brands with over 600 studies in 48 countries. And AMR Lovemarks LoveTracks™ now monitors progress of brands on their path to Lovemark status, identifying strengths and weaknesses against the competition and providing a strategic blueprint for brand development.

Saatchi & Saatchi. Wanting to Win.

www.saatchi.com

25

ADVERTISING AGENCIES

BBH

BBH was founded in 1982 in London and is one of the most awarded advertising agencies in the world. Its 7 offices together form the definitive creative micro-network. Clients include Audi, Axe, British Airways, Google, The Guardian, Johnnie Walker and Perfetti van Melle.

BBH

OUR PEOPLE

979 employees

SUB BRANDS

ZAG – BRAND CONSULTANCY

AND VENTURING | BBH

LABS – INNOVATION UNIT

REGIONS

LONDON | LOS ANGELES | MUMBAI

| NEW YORK | SAO PAULO

| SHANGHAI | SINGAPORE

SIGNIFICANT AWARDS

WEBBY’S INTERACTIVE AGENCY OF THE

YEAR | CAMPAIGN AGENCY OF THE YEAR

| ADWEEK AD OF THE YEAR | CANNES

GRAND PRIX FOR EFFECTIVENESS

> GWYN JONES, CEO

Two-thousand and twelve was a landmark year for BBH. In April we celebrated our 30th birthday and three months later became full members of the Publicis Groupe family for the first time. The birth of a new era was also marked by the evolution of the leadership of the company and the appointment of a new executive team to take the agency forward.

In the context of all those events it was vital that the agency demonstrated the quality that has been its hallmark through its history to date and showed that it was as committed as ever to its founding creative principles and to the success of its clients. There were some considerable challenges, especially in North America, but fortunately that is what we managed to do.

Work for The Guardian became one of the most talked-about campaigns of the year worldwide. In the US, Time magazine made the Google spot ‘Dear Sophie’ their Ad of the Year. In Asia the Mentos ‘National Night’ campaign generated press coverage across the globe and was awarded Campaign of the year at the Hall of Fame awards.

At Cannes the Agency was the second most awarded creative agency worldwide and won the Grand Prix for effectiveness. We were the Webbys’

Interactive Agency of the year, and BBH in London enjoyed an absolutely remarkable year, amassing a total of no less than 9 Agency of the Year titles including Campaign, Marketing, Creative Review and BTAA.

New Business supported that performance too, with wins from the likes of Old El Paso and RAC. Elsewhere, perhaps our most significant win came in China with the appointment to launch the Qoros car brand – a win that we hope will be a big platform for future growth.

We still face the challenge of building our share of digital revenue but took a big step towards that goal at the end of the year when, with Group support, we were able to acquire the Swedish mobile agency Monterosa. We have been working with them from our Singapore office for some time and they have been instrumental in winning some significant new assignments, for example for Red Bull, together with our Los Angeles office.

Indeed, some of the most exciting developments came through our content innovation unit in Los Angeles, which saw us start to work with Scooter Braun and his stable of talent including the one and only Justin Bieber.

www.bartleboglehegarty.com

26

MEDIA AND DIGITAL AGENCIES

STARCOM MEDIAVEST GROUP

Starcom MediaVest Group (SMG) believes experiences matter. They enhance lives and build brands. Leveraging 21st century ingredients of data, content and a multi-channel world, we unleash the power of people, technology and marketing to deliver experiences that bring value for people and brands.

STARCOM MEDIAVEST GROUP

> OUR PEOPLE

7,300 employees

> NAMES OF SUB-BRANDS

STARCOM | MEDIAVEST | SPARK | BIG FUEL | TAPESTRY | MV42 | LIQUIDTHREAD | SMG PERFORMANCE MARKETING

> PRESENT IN 78 COUNTRIES

> MAIN CLIENTS

COCA-COLA | KELLOGG’S | KRAFT | MARS | MICROSOFT | MONDELEZ | P&G | RIM | SAMSUNG | WALMART

> SIGNIFICANT AWARDS

FORRESTER NAMED SMG A LEADER IN “NEW INTERACTIVE LANDSCAPE” | WITH NEARLY 300 PRODUCT AWARD

RECOGNITIONS, SMG HAD ITS MOST CELEBRATED YEAR ON RECORD

> LAURA DESMOND, GLOBAL CEO

In 2012, SMG made progress against key areas: delivering growth 2.5 times the market average, driving convergence across a paid, owned, and earned landscape, and advancing digital, content, as well as data and analytics.

Growth

SMG won 235 pitches around the world, with the majority focused on integrating digital and analog together in a multi-screen world. These include the global Heineken consolidation, P&G Greater China, Virgin Mobile in Australia, as well as Taco Bell and Travelers in the U.S. SMG’s digital revenue grew 30%, with mobile and social growing 70%. Digital, data, and content accounted for 35% of SMG’s billings, establishing

SMG as the world’s largest digital media company.

Leading in Convergence in Paid, Owned, Earned Landscape

SMG created analytics products like POEM and Pathfinder for progressive cross-channel measurement, incorporating paid, owned and earned data to drive higher ROI.

Digital: Big Partnerships, Innovation, Impact

As the #1 agency partner with Facebook, Google and Microsoft, SMG is positioned to have big impact today, and will shape a digital tomorrow through tests and learns that drive new innovation and formats. We partnered with ShareThis to develop the Social Quality Index, which assesses shared web content’s value and optimizes social efficiencies to drive up to 200% more effectiveness.

More Content, More Platforms

SMG content practice LiquidThread is developing 400+ content projects for 25 clients, spanning digital, TV, mobile, social, and more. Big Fuel delivers social media strategy, creative, distribution, management and analytics. Our Link.d3 publishing platform leverages technology to define, design and distribute social content.

Data & Analytics Powered

SMG launched ECHO, a proprietary tool-set that leverages social data to make experiences more meaningful across listening, activation and measurement. Further leveraging analytics for audience aggregation, SMG reinforced our leadership position in addressable TV. We launched the first

U.S. campaign across both DIRECTV and DISH, reaching over 15M people. We unveiled the first 100% addressable TV media plan for Warby Parker and brokered a groundbreaking Zeebox deal with Comcast and NBC, to bring unprecedented interactivity to the U.S. television experience.

www.smvgroup.com

27

MEDIA AND DIGITAL AGENCIES

ZENITHOPTIMEDIA

ZenithOptimedia’s success has been driven by the focus on delivering ‘Return on Investment’ (ROI) to clients. In 2012, the positioning was amplified by focusing on ‘Live ROI’, which dynamically and in real-time evaluates how well our clients’ marketing is working and how and where their money is best spent.

ZENITHOPTIMEDIA

The Roi Agency

> OUR PEOPLE

6,294 employees

> PRESENT IN 74 COUNTRIES

> NAMES OF SUB-BRANDS

ZENITH | OPTIMEDIA | NEWCAST | PERFORMICS | MOXIE | NINAH

> KEY CLIENTS

AVIVA | BA | LACTALIS | L’ORÉAL | LVMH | NESTLÉ | NEWS CORP | ORACLE | PUMA | RECKITT BENCKISER | RICHEMONT | SANOFI | TELEFONICA/02 | TOYOTA/LEXUS

> SIGNIFICANT AWARDS

2 MEDIA LIONS & 1 BRANDED CONTENT

LION AT CANNES | BEST AGENCY &

3 CATEGORY AWARDS AT EUROPEAN

SEARCH AWARDS

> STEVE KING, CEO WORLDWIDE

It was clear at the start of 2012, with the poor global economic outlook and low consumer confidence, that the business environment would be anything but ‘business as usual’. The ZenithOptimedia management team correctly anticipated that there would be a lower number of new business opportunities but a real opportunity to strengthen our relationships with our leading clients.

In anticipation, we made some significant changes to our management team and strengthened our teams in client service, digital, finance and talent.

At the beginning of the year we launched a new brand architecture that incorporated all of ZenithOptimedia’s specialist operations. ZenithOptimedia already had the most widely-recognized brand proposition with its ROI Agency delivery to clients. In April, this was revitalized as Live ROI!

Under this banner, we were able to single-mindedly bring together active understanding, dynamic engagement and real time performance.

As part of this, we fuelled our operations with new tools and technologies, delivered both by VivaKi and ZenithOptimedia. These are predominantly in the digital arena, which aided the efficacy and efficiency of our clients’ digital investments.

Despite the economic environment, we had some extremely successful talent programs. A number of key executives relocated from Europe to the faster growing markets in Asia. Talent programs were also established for our junior employees (Live My Life) which gave young people the opportunity to experience the culture and working life of different markets.

At the end of the year, initiatives like these resulted in our strongest and most positive feedback from our global talent pool, as well as external recognition such as the Gold ‘Investors in People’ for our UK operation.

ZenithOptimedia has always been a pioneer; we were the first media agency to open in China. This geographical expansion was accelerated with a number of significant acquisitions, most notably in Argentina and India. The result of this refined focus was that by year-end ZenithOptimedia had achieved record growth and revenue, had maintained our position as the fastest-growing media network (Source: RECMA from 2004 – 2011) and, most significantly, had expanded and broadened the scope of our relationships, and revenues, with 19 of our top 20 clients.

www.zenithoptimedia.com

28

MEDIA AND DIGITAL AGENCIES

DIGITASLBi

DigitasLBi is the most complete digital agency network in the world. DigitasLBi comprises 5,700 best-in-class digital and technology experts in 25 countries around the world. DigitasLBi clients include American Express, Coca-Cola, Delta, eBay, Johnson & Johnson, L’Oréal, Mondelez, Nissan, P&G, Sprint and Starbucks.

DigitasLBi

> OUR PEOPLE

5,700 employees

> PRESENT IN 25 COUNTRIES

> MAIN CLIENTS

AMERICAN EXPRESS | COCA-COLA | DELTA | EBAY | JOHNSON & JOHNSON L’ORÉAL | MONDELEZ | NISSAN | P&G |SPRINT | STARBUCKS

> SIGNIFICANT AWARDS

AGENCY OF THE YEAR: GOLD OMMA MAGAZINE – DIGITAS USA | PROMOTION MARKETING AWARDS OF ASIA – DIGITAS INDIA

> RISHAD TOBACCOWALA, CHAIRMAN

> LUKE TAYLOR, CEO

DigitasLBi has strong grounding in digital, including data, direct, social, search and platform delivery. DigitasLBi’s outstanding service offering provides clients with unique depth and breadth of expertise across the widest range of digital disciplines, including strategy & analytics, performance marketing, service design, e-commerce, brand strategy, content development, mobile, market research, CRM, search and social media.

DigitasLBi offers the scalable, flexible technology and product suite that helps meet the full spectrum of marketer needs from audience engagement, to sense-and-respond content development and publishing, to real-time relationship marketing.

DigitasLBi has a strong heritage in digital that delivers strength and depth across all data, direct, social, search and platform delivery disciplines. DigitasLBi has a historic strength in service innovation and multi-channel delivery and, following its acquisition of bigmouthmedia in 2010 and MRY in 2011, is able to leverage a breadth of search and social expertise along side its creative, technology and user experience skillsets. In 2012 DigitasLBi received a combined total of over 200 awards globally. Specifically, Digitas won two Cannes Lions Grand Prix last year, whilst LBi secured the SXSW People’s Choice Award. Digitas was also recently named OMMA Agency of the Year 2012 and LBi UK Digital Agency of the Year 2012 by Marketing magazine.

www.digitaslbi.com

29

MEDIA AND DIGITAL AGENCIES

RAZORFISH

Razorfish, the highest-ranked digital agency on Advertising Age’s A-List, is one of the largest digital marketing and technology agencies in the world. We help our clients build brands via customer experiences that transform business at the intersection of creativity, technology and media.

RAZORFISH

> OUR PEOPLE

2,500 employees

> OFFICES

FRANKFURT | HONG KONG | LONDON | SAO PAULO | SHANGHAI | SYDNEY | US: ATLANTA | AUSTIN | CHICAGO | NEW YORK | PHILADELPHIA | PORTLAND | SAN FRANCISCO | SEATTLE

> MAJOR WINS IN 2012

ACTIVISION | DHL INTERNATIONAL | EXPRESS | HSN | SAMSUNG

> OUR TOP CLIENTS

DELTA | MICROSOFT

| MERCEDES-BENZ USA | SAMSUNG

> RISHAD TOBACCOWALA, CHAIRMAN

> PETE STEIN, CEO

Becoming the highest-ranked digital agency on last year’s Ad Age A-List was only the beginning.

Other industry trackers followed suit. LinkedIn ranked us the 15th most in-demand employer in the US and 31st in the world. Forrester listed us as a Business Transformer in their Agency Report and a Leader in their Mobile Wave. Gartner also named us a Leader in their Agency Report.

Our client work (Audi City, Samsung Galaxy SIII, etc.) has never been more high-profile, but what’s most exciting is how we’re driving growth by evolving Razorfish for a future where technology, creativity and media are so intertwined that CMOs will soon spend more on IT than CIOs. Specifically, in 2012:

To support clients looking to connect digital marketing and commerce, we acquired Longtuo in China, hired an industry vet to run our global commerce practice, launched an Emerging Experiences lab and developed two platforms: 5D and Bodymetrics, leading to global business for Express, HSN, Sephora and Uniqlo. The Razorfish-designed uniqlo.com was hailed by BusinessWeek as “the next generation of the e-commerce experience” and smashed sales expectations day one by 354%, a company record. We’ll soon launch partnerships with major players in the commerce and digital marketing spaces to continue to provide holistic commerce solutions.

Recognizing our clients’ need to manage their digital footprints, we launched Fluent™, a software as a service platform that allows marketers to target, distribute and manage campaigns. Currently, we’re close to finalizing an agreement with Delta Air Lines for a Fluent engagement. While many agencies are being squeezed, we’re diversifying revenue and changing the agency model by generating ample income from licensing fees.

As clients’ media-buying investments shift, we launched a Strategic Alliances Practice to co-create marketing opportunities that fuse content, ads and apps with the likes of Google, LinkedIn, Twitter, Facebook, Microsoft and Yahoo. In the last year we’ve led platform-driven storytelling for Delta, with projects for Samsung and Mercedes-Benz in development.

By any indication, 2012 was a banner year. But we think we’re actually just getting started.

www.razorfish.com

30

MEDIA AND DIGITAL AGENCIES

VIVAKI

VivaKi was established in 2008 to accelerate the digital transformation and expertise of Publicis Groupe. Today VivaKi is the global leader in digital advertising solutions, working with leading organizations to navigate the evolving consumer landscape. We scale the products and solutions clients need today, while incubating the tools they will need tomorrow.

VIVAKI

OUR PEOPLE

363 employees

OFFICES

USA | UK | FRANCE | CHINA | SPAIN

| GERMANY | ITALY | POLAND | MENA

| NETHERLANDS | SINGAPORE

| AUSTRALIA | NEW ZEALAND

OUR CLIENTS

ALL AGENCIES OF PUBLICIS GROUPE

OFFERINGS

AUDIENCE ON DEMAND (DISPLAY, VIDEO, MOBILE, SOCIAL) | SEARCH HUB

| BENCHTOOLS | SKYSKRAPER (DATA) | VIVAKI VENTURES | VIVAKI

PARTNERSHIPS | THE POOL

FRANK VORIS, CEO

VivaKi kicked off 2012 by hosting a 350-person delegation at the

Consumer Electronics Show. We developed a custom three-day agenda that included guided show floor tours and a chance to meet 20 of the most buzzed-about start-ups and tech companies. Due to high demand, we hosted a follow up event in NYC that gathered

12 companies and thought leaders from the venture capital community.

AOD was among our greatest success stories. It currently boasts over

219 billion impressions worldwide and serves 500+ clients. AOD is now live in 16 markets, with Belgium, Italy, Poland, Russia, Singapore and UAE as new additions in 2012. VivaKi Verified remains one of our leading competitive advantages, with 18,000 sites verified for AOD

Display and 2,300 sites for AOD Video. This year, AOD Australia launched the world’s first multi-platform buy, optimizing across video, mobile, display and tablet via a single platform in real-time.

We also enjoyed success from other products and solutions:

Facebook awarded us the Preferred Marketing Developer (PMD) Insights badge for a new proprietary content amplification technology, Amplifir, marking the first time a holding company had received this particular badge.

The Pool finalized two new “lanes” of research in the US: online video (in partnership with AOL) and tablets. The UK and France became the fifth and sixth global markets, respectively, to name ASq the optimal online video ad model and Dubai named Tri-Ad the winning model of the MENA Display Lane.

VivaKi Partnerships continued to extend strong, collaborative relationships with industry leaders such as Google, Microsoft, Facebook, BlueKai, VINDICO and others. The team also cultivated new partnerships with emerging companies like Medialets, Evidon and The Echo System.

Benchtools conducted a complete backend rewrite with enhanced features and functionality to create Benchtools Next Generation, a strategic search optimization tool.

We closed out 2012 with news of Jack Klues’ retirement and the evolution of VivaKi. Moving from a platform of collaboration to a business unit, VivaKi is now a one-stop shop for products, solutions and technology. In the spirit of Un pour tous, tous pour un, we are prepared to be a strategic part of our agencies’ competitive advantage, helping them win in an increasingly digital world.

www.vivaki.com

31

MEDIA AND DIGITAL AGENCIES

ROSETTA

Rosetta is a consulting-centered interactive agency engineered to transform marketing for the connected world. Our mission is to drive profitable growth by translating deep customer insights into personally relevant brand and commerce interactions and experiences, across the customer decision journey.

ROSETTA

OUR PEOPLE

1,100 employees

LOCATIONS

PRINCETON | NEW YORK | CHICAGO | CLEVELAND | SAN JOSE

| SAN FRANCISCO | SAN LUIS OBISPO | LOS ANGELES

MAJOR CLIENTS

ALLERGAN | AUTODESK | AVNET | BEIERSDORF | CHASE | LENOVO | LUXOTTICA | NATIONWIDE | OFFICEMAX | SONY ENTERTAINMENT NETWORK | UNISOURCE

SIGNIFICANT AWARDS

COMMUNICATION ARTS ILLUSTRATION ANNUAL AWARDS – FLEISHER’S | BEST OF SHOW, W3 AWARDS – ALLERGAN

TOM ADAMSKI, CEO

In 2012, we further strengthened and focused the core elements of

Rosetta’s unique offerings of Personalized Lifecycle Management and Commerce+ and were recognized for these strengths by Forrester by being named a Strong Performer in three wave reports including: The Global Commerce Service Providers Wave, The Customer Engagement Agencies Wave and The US Digital Agencies – Mobile Marketing Strategy Wave. Our unique vertically focused approach continued to be a differentiator with our fastest growing industry verticals including healthcare, financial services and technology and telecommunications.

As a recognized leader in Commerce and IBM’s largest North American WebSphere implementation partner, we continued to grow our 10+ year relationship, with 100% increase in revenue and an aggressive plan to jointly pursue the growing global Commerce market opportunity. We’re excited about opportunities to work with IBM on a broader global stage, aiming to grow joint revenues from $100 MM in 2013 to $300 MM by 2015.

Rosetta continues to be the thought leader in understanding customer behavior, the full life-cycle of customers and what ultimately motivates them to choose brands. Rosetta has a proprietary approach to identifying the needs, attitudes, behaviors and beliefs of our clients’ most valuable customers and to translating those insights into relevant experiences and interactions in every channel and stage across the customer decision journey. From awareness to advocacy, we build programs and platforms that drive customer engagement, long-term profitable relationships and measurable business impact for our clients.

We were awarded over $40 million in new business in 2012, with solid expansion of our work at Allergan, Beiersdorf, Chase, Lenovo, Nationwide, OfficeMax, and Sony Entertainment Network. These clients, among others, have helped drive double-digit growth in healthcare, more than 30% growth in financial services, and positioned us well for future growth in technology and telecommunications. We also hired several key industry leaders for our consulting business and technology and telecommunications group.

We are proud of the prestigious awards we won on behalf of our clients, including the Communication Arts Annual Illustration Award for Fleisher’s; Best of Show W3 for Allergan; a Platinum at the Marcom Awards for Otsuka Breathtek; the 2012 Luerzer’s Archive for BOAKS; and the Web Awards Best Events Website for our campaign for Water. org. In addition, 5 Rosetta team members were named to Direct Marketing News’ “40 under 40” award.

www.rosetta.com

32

SPECIALIZED AGENCIES

MSLGROUP

MSLGROUP is Publicis Groupe’s strategic communications and engagement group, advisors in all aspects of communication strategy: from consumer PR to financial communications, from public affairs to reputation management and from crisis communications to event management.

MSLGROUP

OUR PEOPLE

Over 3,400 employees

PRESENT IN 22 COUNTRIES

SIGNIFICANT MENTIONS

ONE OF THE WORLD’S TOP-FOUR

GLOBAL PR NETWORKS | THE LARGEST

PR NETWORK TODAY IN GREATER CHINA, INDIA AND EUROPE | WORKING WITH A

QUARTER OF THE TOP-100 MOST

VALUABLE BRANDS GLOBALLY

OLIVIER FLEUROT, CEO

Last year was a great year for MSLGROUP, thanks to our teams’

hard work and the trust our clients placed in us. In 2012 we were the only global network among our competitors to move up the revenue rankings – to the 4th spot – thanks to double-digit growth. Already the largest PR network by revenue in fast-growing India and

China, in 2012 we also became the largest in Europe. Alongside our existing strong footprint in North America and Europe, we continued to deepen our roots, expertise and client base in Asia – an achievement recognized when PR Week’s sister publication Campaign Asia named MSLGROUP Asia ‘PR Network of the Year’ and the Holmes Report named MSL China ‘China Consultancy of the Year’.

Expansion enables us to better serve our clients in every continent and across the entire communications spectrum, and in 2012 many clients expanded our briefs significantly. P&G entrusted us with the global Vicks business; Haier – the global market-share leader in white goods – handed us a multi-market communications brief; and Siemens extended their ‘sustainable cities’ relationship with us.

2012 was also the year we launched a key new offer for clients: PurPle.

Good corporate citizenship has changed from Green (environment) to Blue (sustainability) to what we call ‘PurPle’ (purpose + people). Grounded in the new triple bottom line – purpose, participation and performance – we believe PurPle can help unlock a company’s true north, ignite movements in society and drive shared value for a company, its stakeholders and the communities it serves.

And as our business grew in 2012, so too did our family: in July the highly respected CNC Networking and Communications consultancy became part of MSLGROUP, adding new firepower and people to our global reputation management, financial communications, crisis counseling and public affairs teams. We also added two specialty marketing agencies in Asia, King Harvests and Luminous, adding significant weight to our global experiential marketing offer.

Based on our strong momentum, and despite somewhat gloomy forecasts for Europe in particular, I believe firmly that MSLGROUP will see further expansion this year, continue to attract great talent and convince many new clients that we can be their trusted advisors.

www.mslgroup.com

33

SPECIALIZED AGENCIES

PUBLICIS HEALTHCARE COMMUNICATIONS GROUP

The largest health-oriented agency network in the world, Publicis Healthcare Communications Group (PHCG) manages 12 top-tier agency brands that specialize in promoting innovative solutions in advertising, medical education, sales and marketing, digital, market access, and medical and scientific affairs.

PUBLICIS HEALTHCARE COMMUNICATIONS GROUP

OUR PEOPLE

5,000 employees

OUR BRANDS

SAATCHI & SAATCHI HEALTH | PUBLICIS LIFE BRANDS | DIGITAS HEALTH | RAZORFISH HEALTHWARE | DISCOVERY | MEDICUS INTERNATIONAL | PUBLICIS TOUCHPOINT SOLUTIONS | IN-SYNC | PUBLICIS HEALTH MEDIA | MAXCESS MANAGED MARKETS | PUBLICIS HEALTHCARE CONSULTING | PUBLICIS CARE

SIGNIFICANT AWARDS

RX CLUB SHOW AWARDS | GLOBAL AWARDS | CLIO HEALTHCARE AWARDS | IPA BEST OF HEALTH AWARDS

NICK COLUCCI, CHAIRMAN AND CEO

Advertising Age ranked PHCG the largest healthcare communications network for the third year. What makes a network great is never its size, but how effectively it delivers on its promise.

And in 2012, we made our global promise a reality, with a dramatic transformation.

Our clients are looking for global partners who deliver across all capabilities, so we aligned our brands across borders, reinvented our offerings, and made collaboration the new normal.

Sam Welch now heads the group including Saatchi & Saatchi Health, Razorfish Healthware, and Discovery, while Ashley Kuchel leads the group including Publics Life Brands, Digitas Health, and Medicus International.

After the acquisition of UBS Business Solutions was completed in early

2012, we continued expansion in China with our successful Publicis

Touchpoint Solutions division, led by Rick Keefer, opening a full-service customer service center in Shanghai.

Media in the health and wellness sector was under-served, so we took the media division of Digitas Health global with the creation of a new business unit called Publicis Health Media, led by Matt McNally. We are the first health-related media agency, offering a truly unique proposition – big media agency clout, delivered locally, in market.

We knew that to win, we needed to win as one. Our transformation placed us in more global pitches and accelerated our win ratio. In October, Pfizer decided to consolidate their global Rx and OTC business with three holding companies, including Publicis Groupe, with PHCG leading the charge. This is a significant win, not only for PHCG, but also for the Groupe. This account will cross geographies and tap into many agencies, demanding the best of everything we do from branding and digital to medical communications.

While many continue to be pessimistic about the future of healthcare, we remain eternally upbeat. In some respects, pharma’s never had it so good. The tools to develop remarkable new medicines are advancing, demand for products is escalating, and trade is expanding. As populations age, waistlines expand, and demand for preventive care escalates, experts predict the health and wellness industry will be the next major force on the planet. Where there is growth, there is opportunity, and we’ll be there.

www.publicishealthcare.com

34

SPECIALIZED AGENCIES

MÉDIAS & RÉGIES EUROPE

Médias & Régies Europe (MRE) consolidated its revenue in 2012. Despite economic uncertainty, MRE retained its leadership in transportation displays and increased market share among cinema network operators. Control of costs in all its subsidiaries meant that MRE continued to contribute to the Publicis Groupe annual results.

MÉDIAS & RÉGIES EUROPE

> OUR PEOPLE

650 employees

> ADVERTISERS

MORE THAN 3000 ADVERTISERS ACROSS ALL TYPES OF DISPLAY

> KEY CLIENTS

CGR | EUROPE 1 | GAUMONT PATHÉ | KÉOLIS | KINÉPOLIS | LE MONDE | LIBÉRATION | MK2 | RATP | RFF | SNCF

> BENJAMIN BADINTER, CEO

Two-thousand and twelve was a paradoxical year for Media-transports: while Metrobus turnover fell more than 6%, railway station turnover increased by over 14%. The diminishing appeal of buses explains Metrobus’ difficulties, while the metro’s basic metrics remain strong thanks to installation of more than 400 digital billboards. Higher turnover in railway stations is linked to the progressive installation of 830 digital billboards, often in newly renovated stations. 2013 will be tough, given the economy, but we will boost our performance by continuing to install new products.

Declining readership for daily papers and periodicals has heavily impacted ad revenue. However, M Publicité, which groups all media owned by Le Monde (and in which we have a 34% stake) saw turnover increase. This brilliant performance owed much to the quality of its sales team, and to the redesign of supplement Le Monde 2, renamed M Magazine.

Following a solid early performance, Libération saw readers and profits fall in the second half. Overall, the daily came close to breaking even in 2012. Libération Médias, in which MRE has a 49% stake, showed a profit thanks to revised operating conditions and strong development of ad revenue before September 2012.

French-produced cinema continues to be healthy and in 2012 French films represented a little over 40% of ticket sales.

The transition from film to digital has been concluded, and Médiavision closed its film workshop in July 2012.

Médiavision’s 2012 results were stable. The first half fell 9%, following an increase of more than 80% in 2011; however, despite declining ticket-sales and the halt in commercialization of local ads, the second half rose 9.2%.

2012 was rich in successes for Médiavision, including its win of the CGR network, the third largest French operator, with almost 20 million annual entries. The renewal of ad network contracts with Gaumont Pathé and MK2 – despite competing offers from several TV channels – highlighted these historic operators’ confidence in Médiavision. UGC entrusted Canal+ with its ad network, and ScreenVision, our long-term rival, decided to cease operations at the end of 2012, leading many of its operators to join us. Hence as of January 1, 2013, Médiavision will commercialize more than 2,800 movie screens, representing 77% of the French market’s ad revenues.

In 2012, Médiavision’s Dutch subsidiary saw results identical to 2011.

www.groupemre.com

35

SPECIALIZED AGENCIES

PUBLICIS GROUPE

PRODUCTION PLATFORMS

The mission of the companies that make up Publicis Groupe Production Platforms is to transition smoothly from the creative agencies when our clients’ campaigns – TV, print or digital – enter production. We produce campaigns, and deliver them to media or at point of sale.

> OUR PEOPLE

750 employees

> PRESENT IN 12 COUNTRIES

BELGIUM | BRITAIN | DENMARK | FRANCE | GERMANY | ITALY | LUXEMBOURG | MAURITIUS | NORWAY | SPAIN | SWEDEN | UNITED STATES

> MAIN CLIENTS

CARREFOUR | CITI | GENERAL MOTORS | L’ORÉAL | RENAULT | SANOFI

> OUR BRANDS

MUNDOCOM | WAM | MARKET FORWARD

> JEAN-FRANÇOIS VALENT, CEO

Two-thousand and twelve was a year that saw our service offering expand.

We grew geographically. We’re now present in three new countries in northern Europe (Sweden, Norway and Denmark), and we’ve boosted our teams in Spain.

We’ve grown our skill-set. We developed CGI production with Eye Dream, video production with Sequencis, we’ve increased our expertise in digital, constructing a near-shore production supply center in Nottingham, UK, and lastly, accelerated our technological investments at our platform in Mauritius.

Thanks to our capacity to produce materials for all forms of media, our continuously upgraded processes for distributing campaigns, and our constant investment in the best technology for work-sharing, we have been able to convince our most important clients to give us even more responsibility.

Thus, for example, we’ve seen an acceleration in the international deployment of our solutions for decoupling digital and print for Sanofi. Citi gave us the account for their digital production in the United States, following a pitch against several other contenders. L’Oréal has entrusted us with even more brands and countries. Kellogg’s and Coca-Cola centralized their international TV adaptations with us. And we’re rolling out a new system for worldwide brand asset management for Renault.

Our teams have also shone in terms of the creative quality of their work. The Cartier film “Odyssey” has excelled worldwide, receiving numerous awards for its exceptional production value.

Better, more creative, with broader skills and ever sharper attention to the economic circumstances that guide our clients’ choices – we’re beginning 2013 with the ambitious double goal of increasing our growth and continuing to further improve our service to our partner agencies and clients.

36

Omnicom Group

PUBLICIS GROUPE

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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53

Conférence de presse

Fusion de Publicis et Omnicom

28 juillet 2013

Maurice LÉVY, Chairman and CEO Publicis Group

If you have taken your photographs, please go to the back of the room because we need to start with our presentation.

Ladies and gentlemen, thank you for being here for what is going to be a historical moment in the lives of our two groups, not just in the world of advertising. I’d like to begin by introducing you to my friend John WREN. John is CEO of the Omnicom group.

I presume you all understand English when it’s spoken by a French man. It’s difficult not to understand a French man when he speaks English. I will say a few words in English. I would like to introduce John WREN. John WREN has a tremendous track record of success in leading Omnicom and making it, in my view, the very best holding company in our field. Incredible strength, incredible values, and a company which by the way also has a strong history with France. I remind you that Bernard BROCHAND has been the international chairman of DDB. Jean-Michel GOUDARD and Jean-Marie DRU are with us today. So, great stars in our field. Great people. And this shows that you have always believed in the French advertising people, in our industry and in what France can bring to a US company. I also have to mention Hervé who is also with us today. Bonjour Hervé, bienvenue.

I’m going to continue in French if I may. You should have translation, John. If you’d like to check your translation. Good. I’d like to say that, like all people in advertising, I’ve always had great admiration for the agencies in the group. I remember back in the 70s when DDB began operating in France, when we discovered the great qualities of DDB, the marvellous campaigns inspired by Bill BERNBACH. I could actually have shown you photographs of Bill with Marcel BLEUSTEIN-BLANCHET and we signed the contract on Marcel BLEUSTEIN-BLANCHET’s hand pad which was recovered from the fire at that time. Then of course, BBDO and its great campaigns, because of all this and more, I have nothing but admiration. I would never in fact have dreamt that we could possibly join forces. So, I’m extremely pleased. I’m delighted with this operation which will give rise to the world’s number one group in advertising. And while I’ve always had great respect and admiration for John, in the course of the weeks during this negotiation, I have established very close ties with John who’s a man of many qualities, a man with values that are very close to our own, and to my mind, has an awful lot in common with us. In all events throughout these negotiations, there are always positive moments, and moments that aren’t quite that positive, but throughout all that, we have built up a relationship that’s quite wonderful, and that, I think, augurs well for the future.

I’m going to give the floor to John to give him the opportunity to tell you about the highlights of this merger of equals. And then, with the slides that I was supposed to have, I will add to what John will be telling you. So, I’d like to thank John in advance, and tell you that we have set off on a road for success. John, the stage is yours.

John WREN, CEO Omnicom Group

When this little journey of ours started, which was approximately six months ago during casual conversations, and then they got more serious, we kept going back to New York, Bruce CRAWFORD,

myself, members of my team, and pinching ourselves a bit, and saying: is this really possible? Can this really happen? And we pursued it. I’ve always respected Maurice, and I know, and I want to thank you for what you said about me, during those six months, I think we’ve had many opportunities to test whether we would trust each other or not, whether we could get closer. And you proved 100 % of the time that in fact that was possible. And I think in part that led us to today. So, thank you very much.

Now, the two great holding companies, I believe, are yours, which you’ve led since 1987, and Omnicom. It was inconceivable that you could take these two great companies and in some way it could become greater. And I give due credit to you in that you’re the first one to have uttered the possibility and then we worked through it. Through this whole process, fundamental to it was a quality of sorts, that we would strike a balance, and not only in financial terms, but in every other possibility. Recognising that we’re both representatives of many different interests, and probably very top in that list are the people who we employ, the great talents that we have. How awesome the thought is that we can take both of these groups, put them together, create new job opportunities, new paths for the people who are in our employ, who are just incredibly appealing. From a client’s perspective, or potential client’s perspective, I think that we will be able to do things better, faster, stay closer to what’s relevant, because you all know that’s a very changing environment, and do it in a way that I don’t believe we could be challenged as we might have been in a traditional sense. So, this merger really represents a deep respect at every level from our employees, from our owners, from our Boards, and a recognition of the qualities of both. And that’s what we’ve strived to do throughout this whole process. And I believe we’ve accomplished it. Now it will be down to Maurice and I to complete it but we will. We’ll also be creating the pure scale of both of the organisations in terms of merging markets – markets which are yet to be developed – areas of production where we’re both quite capable, but probably not both globally complete. We’ll be able to move towards any one over a number of lists. There are things that each would have gotten to at some point in some process, but this gives us the opportunity to accelerate many of those things. And for anyone who works with either of us, who gets at all concerned about any of this, they shouldn’t. We could always use more of is talented people, because I believe we can easily create opportunities for these talented people. And I think we have a commitment to do so.

So, from every one of our stakeholders as I would call them – our people, our clients, even our vendors in many ways, certainly our shareholders – this is being all done with a clear intention that we’re going to create value, we’re going to create new opportunities, we’re going to honour our talented people, we’re going to honour our talented clients and create something that no one else, I think, could even contemplate creating. And it’s only through these two great companies that this is possible.

I’ll turn it back to you.

Maurice LÉVY

Thank you, John. I will pretty quickly give you some facts so you have some clear information on what we are doing. It’s a merger of equals. The name of the new company will be Publicis-Omnicom

Group. And the split of ownership will be roughly 50/50. It’s approximately that amount of money, we intend to be traded both in New York Stock exchange and Euronext, and we will be doing this under the ticker symbol of OMC, and we have roughly the same capitalisation, and this will lead to a company of 35 billion US dollars of capitalisation or 26.5 billion euros, and we have approximately the same net profit.

This is a new company for a new world; the world of today and the world of tomorrow. I don’t need to go through all the details, but you all know that quite well. There is the exponential development of the media giants, all these people from the Internet, the blurring of roles of all the players without any exceptions. It’s not only the internet players, the explosion of big data, analytics inside, changing consumer behaviour, a new talent to emerge with the evolution of technology and science, and access to new tools and new models. This leads to powerful solutions for our clients and new opportunities for our talents, and above all, a new standard for our industry and our ambition together is to create that new standard. John has insisted on what is important for our people. I’m not going through that, but just one word on why this will accelerate value creation: as always, when there is a merger, there are two columns: one which is about enhancing growth, and one about optimising synergies. On enhancing growth, we will have a full range of service offering, something which is quite unique, which will be unique to our industry, enhanced global footprint. John has insisted on the aspect which is about fast growing market, and our position will be strengthened. Talent attraction, talent retention, acceleration in digital innovation, and strong cross-selling opportunities, and also for our clients. When we look at the optimisation of synergies, there will be a few areas where the combining size will help greatly. The shared services, the production platform John has touched upon, optimisation by country, and obviously building on what both of us already do quite well, the work we are doing with cost optimisation. We have already, each of us, a story with partnering with new media giants: Name it, Google, Facebook, Amazon, AOL, whatever the platform is, we will be in a position to better partner with them, and to bring value to our clients.

Maybe one or two last things that I would like to insist on, maybe three:

The first one is that when you look at the portfolio of operations and you look at the portfolio of agencies, you can just be what we say in France “Bouche bée”. For the French, they know what “bouch bée” is, and for the ones who are not French, the translator will give the meaning: flabbergasted. BBDNO, DDB, TBWA, Leo Burnett, BBH, Publicis Worldwide, Saatchi & Saatchi, and I can go through the whole list, whatever segment we are using: creative, pure play, media, CRM, PR, specialty agencies, I’m not going through that, you will have the full list.

The second thing that I would like to insist on – I said three – is the combined operation. It is a revenue of roughly 23 billion US dollars, and if you prefer, it is 17.7 billion euros. It is a net income of close to 2 billion US dollars, 1.5 billion euros, and a free cash flow of 2.6 billion US dollars and 2 billion euros. All this is combined as of the balance sheet and the P&L of December 2012. And obviously, we haven’t done the pro forma, this is just a pure combination and addition.

The last thing that I would like to insist on, one more word of conclusion: it is a merger of equals as it has been said. It is expected to be tax-free to Omnicom and Publicis shareholders. It will be a holding company based in The Netherlands, and we will keep and retain our headquarters in New York and in Paris. And as I have already mentioned, it is expected to be listed on New York stock exchange

Euronext Paris, and we are targeting to be in the indices of S&P 500 and CAC 40, and again under the ticker symbol of OMC. During a period of 30 months, John and I will be co-CEOs. After 30 months, I will become non-executive chairman and John will be sole CEO. The Board is a single Board structure with equal representation. The two co-CEOs will be on the Board as well as seven people coming from each company. There will be four committees nominating and corporate governance, audit, compensation and finance committee. And we have made the commitment to increase the gender representation in order to come to parity and increase cultural difference. The last thing that I would like to say is that we expect to retain our BBB+ rating, and this operation is expected to be accretive to EPS adjusted. And last but not least, we will do the regulatory filings, we will go to AFM, AMF, the SEC for the prospectus filing, and we will have the Publicis and Omnicom shareholder meetings, and it’s only after that that we will be able to close, which we hope to do in the end of this year, or the beginning of the next.

Just a few words in French now. I’d like to tell you why I believe this deal will be a great success. First of all, I think it’s important to understand that irrespective of how the market develops, irrespective of how technology evolves, we will be bringing to market the best possible solutions, and indeed, integrated solutions. We will be giving our people the possibility of having access to all sorts of opportunities, including the possibility of being better trained, of having greater prospects, and of course, of having the possibility to develop within the firm. Now, we share an awful lot. That’s important to point out. We have a client culture, that’s very much something we share, our customers come first. Of course, we think highly of our employees, therefore we have great respect, both of us. And of course, we are companies that have deep respect for the people who make our companies successful. As regards management, let me tell you one or two things. I know some people don’t believe in this merger of equals. Is it something that will work? Is it not? The answer to those questions is very simple. To the doomsayers, I would say that we have a very strong relationship. Negotiations like ours don’t take place overnight. They’re not easy and they don’t go without difficulties. Negotiations like ours go through a number of stages and entail difficult discussions. And we’ve overcome all the difficulties, and we’ve overcome them because every time we spoke, you’d be amazed to hear, because we agreed within a very short period of time, within 30 seconds. So, we know that we get on well. We both have extensive experience. We have both reached the top echelons of our business and we’re both very proud of this deal. We’re going to make it successful, aren’t we John?

John WREN

Yes, we can! And yes, we will.

Maurice LÉVY

Now, I give the floor to you. Please, time for questions.

QUESTIONS & ANSWERS

Maurice LÉVY

Microphone for questions, in French or in English. A question in English.

Thomas [24.50 ANKER]

Thomas ANKER from Hanover in Germany. Do you have a word for your clients that might be a little bit worried that for the next 30 months or so, you will be busier trying to make the merger work than continue to work hard for your clients?

John WREN

We’ll continue to work hard for the clients. It would be a bit presumptuous to think I wasn’t supported by 70,000 unbelievably productive people. And we will each, individually and together, make whatever effort we have to make to make sure our clients are happy. In part, that’s why we’re doing this. We’re going to be able to deliver more resources to them than either of us could individually service.

Maurice LÉVY

I will complete the answer: first, we will have a transition team, which will be formed pretty soon. They will have to work. We don’t expect to work… They will have to work and to build the plan. And second, both of us have a great experience of merging, acquiring, doing all this kind of stuff. So, it’s not something that is totally new to us. Obviously, it’s a different magnitude, but that is what it is. I’m really not worried about that.

[26.27 ??], New York Times

The French government has been fairly active as you know in the last several months in terms of trying to protect iconic French companies, and certainly Publicis could very well be considered an iconic French company. What kind of assurances, if any, have you received from the French government that they will not try to block this merger? You do describe as a merger of equals. And what steps are you prepared to take if any objections come up?

And the second question is: what types of regulatory hurdles on both sides of the Atlantic would you expect to encounter, and how would you plan overcome them?

Maurice LÉVY

Regarding the French, obviously, we are a private company, and publically traded, but we are in private hands. So, we are not owned by the French government. And yes, we are one of the iconic companies in France. Definitely, yes. And we have informed all the officials yesterday evening and this morning. I can tell you that the reaction we got from everyone was of tremendous support. So, we don’t expect that the French government will have anything else than great support. Regarding the regulatory, do you want to say something?

John WREN

I think if you count countries, something in the order between 41 and 46 that we have to get clearances from, there’ll be different issues in a few areas, but we’re not expecting anything that would prevent us from going forward at this point. We’ve looked at it pretty carefully and there is a lot of competition out there at just about every level. So, it’s procedural and we do need their approval, but we don’t anticipate anything overwhelming.

Leila [28.37]

Just a follow-up on that point: could there be any divestments or concessions you might have to make in various territories in order to get the deal approved, and could that dampen the synergies?

John WREN

Until we go through it, we won’t know, to be perfectly honest with you, we’ve had very professional and very expensive attorneys advising us on what we may or may not expect. So, nobody’s raised the red flag based their knowledge of our two groups. We have to go through the process obviously.

Leila

Even in the US where the ad-purchasing share is quite large? It’s about 40%.

John WREN

No, I think that’s a fantasy number. I wish it were. We will endeavour to make it that someday. Five years ago, Google, Facebook, Twitter didn’t even exist. Telling whether they were a media or a service, I don’t know. I mean, we have many new competitors today than we would have five years ago when somebody was evaluating or just picking up numbers if that’s what you’re referring to.

Maurice LÉVY

We don’t believe that… obviously some will try to show that there are some issues, but when you look carefully at what we do, where we do it and what is the real size of our business, we don’t believe that there is a situation anywhere that could trigger a complicated situation. So, we are quite confident that we will get the approval, as we are sure that based on what we have, normally, this should be done swiftly and without any major issues.

[30.42] Question

Mr. LÉVY, do you see this merger of equals as “a crowning of your career”. You talked about having reached the top echelons, both of you. But is this a crowning of your career insofar as it makes you number one ahead of Martin SORRELL?

And secondly, a second on employment if I may. Is there any possibility of jobs being lost because of duplication?

Maurice LÉVY

To answer that quite directly, first of all, whether or not we’ve been Martin SORRELL’s gadfly, I don’t know, but he has never been our bête noire. We have never done things because of him. That has never been the consideration. We certainly wouldn’t carry out a transaction of this magnitude for that purpose. That would not be meaningful, it would be pointless. So, when you ask: is this the crowning of a career? I don’t know. It’s indeed a major milestone. I’m not used to looking behind me at what’s been done because I think that first of all, you can get a crick in your neck and that’s a waste of time. I prefer to be forward looking. But, at the closing of this deal, we will have succeeded in doing something quite extraordinary, which is not just about becoming the world’s number one together, but more importantly, we will have succeeded in giving 130,000 people extraordinary career development possibilities.

As to your last question: will any jobs be lost because of this deal? Our ambition is to develop, expand, to be successful in new areas, to make new investments, to take on new products and tools, and to ensure that our group provides extremely interesting solutions to our clients. This will entail investing. I believe that if we do our jobs well, you’ll be surprised. In fact, if anything, we will probably create jobs, even though that may entail a transition phase where we make adjustments. I believe this is going to be the case. Next question?

Florence de la BOISSIENE [33.25]

Will there be any job cuts? And do you have a particular comment for Sir Martin SORRELL? And finally, what is going to be the strategy of the group? Do you plan to remain very strong on digital?

Maurice LÉVY

I will repeat some because of CNBC, and in English. First of all, Martin SORRELL is a very strong competitor, and he will remain a very strong competitor. And we respect WPP enormously, and we don’t define our strategy as regard to what he will think or what he will do. We define our strategy for what is good for our client, for our people and for our shareholders. This is pretty clear.

Is it the swan song? I don’t know. I know that when the swan is singing, he’s dying, so I prefer not to think about this. And I believe there is still a lot of opportunities and a lot of things to do. We are building a great company. It happens that it will be number one, but our objective is clearly to best serve our clients and bring to them what they need, where they need it, everywhere, through and across all disciplines.

The last thing that I want to say is about digital. I think that we have been abundantly clear on digital. We understand where this world is going. John made it very clear. We know that there are these new giants that are changing the world. And we will be ready for this new world, and we will continue to invest in this field and to lead that important segment.

John WREN

In English I don’t have anything to add.

Florence de la BOISSIENE [35.45]

What about the job cuts?

John WREN

There are no planned job cuts through this. We’re viewing as these integration committees come together, and we discover strengths that we may have, that Publicis may have. We will be creating new businesses that we will be much stronger on a global basis. So, this wasn’t done to cut jobs. We wouldn’t have done it if that was the only opportunity of vision we would have seen through this. It would have been no way for you or I to end our careers. But the strength of the two groups and the various skills and the complimentary nature within the groups really do create opportunities that were never there before. We can take competences in some markets and leverage them to cross-selling. We can take investments that because of these new competitors, we’re required to spend money and to do things. And oddly enough, he spends it, and then I spend it. We won’t spend less. We might get a better product that creates new clients, new opportunities out of it. So, I know that my team is looking at this as a tremendous opportunity. It’s going to be delicate in its execution, but the sooner we get onto it, the better off we’re going to be.

Hélène SCHMIDT [37:29], LES ECHOS

Hélène SCHMIDT from « Les Echos » the French economic paper. Eisabeth BADINTER owns 9% of the capital in Publicis. What will be her position as shareholder of the new entity? Will she be selling out completely?

Maurice LÉVY, PUBLICIS

Not at all. She has committed her support to this deal. It’s in the press release. So she has, indeed as have I, as the family of Elisabeth BADINTER, we’ve all committed our support to this deal. I didn’t say it because my presentation was very brief and I didn’t want to bore you, this is a good opportunity to clarify this, Bruce CRAWFORD who is currently the Chairman of Omnicom will be the first Chairman while John and I are co-CEO, that was at Elisabeth BADINTER’s request. He will be the first Chairman for a year and then Elisabeth BADINTER will become Chairman, or Chairperson, and each stands down. When one is Chair the other will be Vice Chair, that is the way they will alternate.

Her stake will be diluted of course as the larger entity, as indeed will my own, my own shareholding. We hope that we are going to create value and therefore the very fact that we have a smaller stake should indeed be positive for everybody concerned. We will end up with a company that will have a market cap of over 27 billion euros. We know that there is a lot of synergy there and a lot of opportunities to be grasped and all of this should ultimately lead to a situation where all goes smoothly, remarkably smoothly, for all shareholders without exception.

Hélène SCHMIDT, LES ECHOS

When you say “lessor stake” could you put a figure…?

Maurice LÉVY, PUBLICIS

This is a merger of equals so it’s not very difficult. As we are among equals we will have half of what we had beforehand. Anybody with a 2% stake will have a 1% stake in the new entity, give or take some very nominal amount. As for the exact shareholdings, we can’t be more accurate at this point in time but that is the order of magnitude.

Hélène SCHMIDT, LES ECHOS

I have another question. After this 30-month period when Mr. WREN becomes sole CEO, who would of thought yesterday that we’d have co-CEOs, one French and one American. What does this mean? Does this mean that Omnicom will be taking over Publicis in due course?

Maurice LÉVY, PUBLICIS

I think that it is in everybody’s interest that these two companies become one company with a single corporate culture, with clear-cut management policy. I think that it will be in the interest of everybody involved in this deal to put together a very united team, without temptations on either side, without temptations to play silly games, I am not going to qualify them, you know how I put that in French, or temptations to disrupt our smooth-running or to be more American or to be more French, that is all pointless. That’s all pointless. We are very lucky to have two marvelous companies. These two companies are merging from a position of strength; it’s been Omnicom’s best year, it’s been our best year, we haven’t had difficulties. Omnicom is on a very strong position and we are in a very strong position.

I think this is absolutely exemplary. Up to now we’ve always been able to prove, both Omnicom and ourselves, how good we are going to be at this. Some of the big stars at Omnicom are French people and I mentioned Jean-Marie DRU who is here today, I mentioned Bernard BORSHON [41:43], I also mentioned Jean-Michel GOUDARD, Hervé BOSSARD. These are people who are respectful of cultures and who know that it’s in their interests to embrace all cultures. They know that it’s in their interests not to play silly games, to try and pull a blanket onto themselves. We’ve started from a marvelous position.

Hélène SCHMIDT, LES ECHOS

Another question if I may. Just for anecdotal purposes…did you have a codename for this deal?

Maurice LÉVY, PUBLICIS

It was called “color;” he was Orange and I was Purple.

Lou GARUM [42:46], LE FIGARO

I am from Le Figaro. I have a question for Orange and Purple if I may. This merger is going to create an overlap of clients. How are you going to manage this overlap?

Secondly, have you notified your large accounts? Have you secured their loyalty? And do you expect any loss of revenue from major accounts?

A second question if I may right away. Why has the new holding company incorporated in the Netherlands?

John WREN, OMNICOM

First of all we looked at this again starting from the positive and it’s pretty fascinating when we look at our own revenue and clients that we share in some way already, exceeded over 6.5 billion from the Omnicom side for 2012. Inevitably in an arrangement like this there will be the odd difficulty that we’ll have to make a commercial decision about, at some point, but it’s not overwhelming given the size and the magnitude of this transaction. Most clients have long since…we have handled, I think the industry has handled the question of conflicts extraordinarily well. Do I expect to have difficulties? Yes. Do I expect resolutions ? Absolutely. Do I expect it to materially alter in any way what we have already agreed? Absolutely not.

So that’s on that point and now I have forgotten your second question.

Lou GARUM [42:46], LE FIGARO

Why did we choose the Netherlands for the incorporation of our new holding company?

Maurice LÉVY, PUBLICIS

Fine, fine. It’s very simple. A merger in the US would have given rise to the feeling that Publicis was swallowed by Omnicom. A merger in France would have given the feeling that Omnicom was being swallowed by Publicis and we didn’t want to give this feeling to our staff because they are our first strength. We didn’t want to give the feeling that there was some imbalance. It is a merger of equals. Look at the previous examples at STMicroElectronics, Air France - KLM, Renault-Nissan, EADS, there is a long list of companies that located their new entity somewhere else in order to find the right balance. So we decided it wouldn’t be France nor the US so we looked for another country. We had several possibilities. Ireland was one, tax-wise it would have been fine but it looked like a tax haven. Luxemburg same problem, and therefore we thought “Where do holding companies tend to incorporate?”. Well, the Netherlands. Look at the tax situation in Holland or in the Netherlands, a lot of tax…do tax exiles go to the Netherlands? No. We have selected a neutral country, showing that we remain in a merger of equals.

Next question…

Cardier DEMANGE [47:14], PUBLICITÉ

Cardier DEMANGE, I am a correspondent for Publicité. Maurice, what will your compensation package be?

Maurice Lévy, PUBLICIS

It will be the same as it is now. It will be exactly the same. It is performance based.

Cardier DEMANGE, PUBLICITÉ

What will your compensation be John?

John WREN, Omnicom

The same as today. It’s been at the same level for over a decade, so it’s that plus performance.

Cardier DEMANGE, PUBLICITÉ

Do you plan to have a higher level of operating margin in excess of 15%?

Maurice LÉVY, PUBLICIS

We thought we would take a little margin on … but no that wouldn’t be funny. What we said is that it’s good to have a high-percentage margin and starting where we are starting from, with the intention of improving, would be even better. So yes we do intend to improve our percentage margin. At what level and when? We’ll give you further details at a future meeting, sometime in the future.

Another question.

Cardier DEMANGE, PUBLICITÉ

Another question if I may. In your business in France you have traditional advertising in what we call a « Régie.” Is it in Omnicom’s culture to have a media and advertising or do you have any plans to divest any of these businesses?

Maurice LÉVY, PUBLICIS

The traditional advertising that we have in France is something that has been very…it’s what we call “Régie” advertising. It’s not the most profitable part of the business, as everybody knows, particularly as these … we have Mediavision of course that is performing well and Metrobus. So we have no plans to do anything but maintain these businesses in France as long as it’s interesting and necessary.

Cardier DEMANGE, PUBLICITÉ

In 1988 you exchanged a shareholder with FCB and that didn’t work out. Why would a merger work today? Why would a merger with Omnicom work today?

Maurice LEVY, PUBLICIS

You are quite right. That is a good question. It didn’t work out because we didn’t go the extra mile needed. I think we remained camped in our own territory. I don’t think we really consumed the marriage. We did a lot of flirting, a lot of … we had a little love story as I like to call it. We exchanged a few promises and what-not and minority shareholdings. That is not the way to do it. I think that if you are going to live together you have to show everybody from the word “go” that you intend joining your destinies together. I said that at the time it was a mistake. The only proper strategy consists in sealing your futures, joining your futures together, and being determined to make it a success.

I am going to give the floor to the lady right behind you who has been very eager to ask a question for a few minutes. Let me give her the floor.

Question [name was not heard 50:27]

I just had a question to illustrate your level of confidence in getting this transaction passed regulators and closing. Have you foreseen any sort of break-up scenario? Is there a break-up fee for example?

The second question I had was just in terms of the very few numbers of advisors that you chose to use on such a transaction of this “ampleure”. Can you say a word quickly about that?

And I just wanted to clarify, the amount of revenue overlap that you will have as a result, I think I understood something like 6 point something billion. I just want you to clarify that if you would please.

[in unison: no, no, no, no, no…]

Please clarify, if you would, the amount of revenue overlap as a result of the merger

John WREN, OMNICOM

Our advisors… we don’t expect any … we have a process to go through with various regulatory approval. It is going to take a bit of time. But as I said earlier our advisors have not raised any red flags. Eventually there will be a fee and it will be a very customary fee included if somebody were come in and do something strange but I don’t think anyone realistically can interfere with a merger of equals. Everything is possible, so that’s why it’s certain…

The reason from our side of it, we didn’t have more advisors is because we didn’t need them. At the end of the day we were very confidently handled by the advisors that we elected to bring in and at the end of the day get paid to do what they do. Maurice and I settled many of the issues…

Maurice LÉVY, PUBLICIS

He has been my advisor and I have been his advisor.

John WREN, OMNICOM

It’s all rather customary from our point of view.

What I meant, I meant that in a constructive way. When we first ran $13-14 billion we saw that we already shared, so he might have the advertising accounts, I might have the media accounts. So one of our brands, or multiple of our brands, are already doing common work for already cooperating… Procter & Gamble, I can name many. So that was a very positive thing because the possibility – as in an earlier question – of conflicts, people pick one or two names and try to extrapolate them as if they would affect the deal. That’s the only point that I was trying to make.

Maurice LEVY, PUBLICIS

I will add if I may. Regarding the advisors I think that first of all they have done a great job and we are, on both sides, extremely pleased.

Second, I think that if we have been able to discuss, during this long period of time, confidentially with no leaks, which is quite extraordinary, and it was a miracle, it is simply because we have very few advisors. This has been extremely positive.

On the conflict issue, both of us have a long experience with having separate brands—BBDO, DDB, TBWA, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi – different brands, different operations, very strict firewalls, Chinese walls if you prefer, and this has worked extremely well and we believe that we can build, for all of our clients, solutions which will be satisfactory to them. We are quite confident.

We will take only two last questions…go ahead.

Adam THOMPSON, FINANCIAL TIMES

Adam Thompson from the Financial Times. You mentioned in the press release synergies of approximately $500 million. I wonder if you could just give us some more details as to where you think they may arise, which areas?

The second question – you said that this idea came about roughly six months ago. If you could just give us a flavor; was there a moment, were you together, was it on the phone…?

Maurice LEVY, PUBLICIS

It was not calculated. It was just an encounter as we do socially from time to time. We are meeting and one question leads to another. I just dropped what we would say in French “une plaisanterie” [translation: a joke]. John saw through it and we had another encounter. In the meantime I started to think about “Maurice you are stupid. What a stupid idea.” Looking at the thing it was not that stupid. On his side he saw that it was not that stupid and we started the discussion on a very light way at first.

Regarding the synergies we will make a presentation in due course and we will give more details. This has been calculated and the number that we are giving, our number we feel comfortable about, and we are not going to enter into any detail at this point in time. We first need to make the presentation to the financial analysts and we want to make sure that we give information to everyone at the same time. It’s something for which we are not going to give details today, sorry for that.

Question

I have 2 questions, one was just asked by our competitor, I’m Wall Street Journal. Can you give an idea of how much of your revenue, of the new combined entity, will come from digital and emerging markets, in order to have an idea of how big it’s going to be?

And can you explain a bit more why, and give some specifics about why size matters so much, leaving aside just media buying, in the new digital world controlled by technology?

And the second question would be just to you Mr. LÉVY. You are a Frenchman; you have grown with this Group for over 40 years. You have been very close with the founder, on a personal level what does this name mean to you? And will the Group maintain it’s sort of French culture?

Maurice LEVY, PUBLICIS

I prefer to answer that one in French if I may and I want her to understand me. When I am speaking with numbers, if she doesn’t understand then it’s not very important, it’s just numbers.

I’ll try and answer your question. I have spent my life in this company and I am profoundly attached to Publicis, to Marcel BLEUSTEIN-BLANCHET who is the founder of this Group and my mentor. I am also very close to the family, I am very close to Elisabeth BADINTER. Similarly I am very, very, attached to the people with whom I have been working for years, and years; they are frankly magnificent people, even people who have joined us more recently are also magnificent people. My relationship with Jean-Yves NAOURI is very strong, with Jean-Louis ETIENNE is also a very strong tie. It’s the first time that I have ever said this but I may as well say it in public, in fact I have very strong ties with everybody because I am deeply attached to…as I have said, maybe there is a restrictive side to me, I am an affectionate person and in fact you can’t be in advertising if you are not an affectionate person, if you are not an emotional person. I am a deeply emotional person who loves this company and who is profoundly attached to our people and to our clients. I am deeply pleased, deeply happy, about what we are doing here today. I find that what we are doing is a great thing for Marcel BLEUSTEIN-BLANCHET’s heritage and for his predecessor’s heritage. It could have been called Omnicom-Publicis or Publicis-Omnicom, it would have been exactly the same; it’s six of one and half a dozen of the other. For all of the people in this from, let me say that to Publicis, something that I am very attached to, it’s a great company, I am delighted because John and I found a real partner, a real friend.

Some things are difficult to say, you know some people would say “That’s all for the purposes of a press conference, that’s all showmanship, that’s all for the sake of protocol on the occasion of a merger.” But the truth is that I have always been deeply admirative of Omnicom. Omnicom has always been my real model. Jean-Michel and Jean-Yves know that Omnicom has always been my model. We looked onto Omnicom with a certain degree of jealousy so we tried to do as well, and sometimes even better if possible. We didn’t outperform Omnicom in certain areas, we did in others. We did well elsewhere. I said this earlier, I am deeply sincere, Omnicom is a competitor that I have great admiration for. As for John, I discovered him gradually. I discovered him as we moved along. What I discovered as a man that I met socially, we have met at meetings, and we have often had the same reactions to various issues. John isn’t a showoff, he’s not a guy who plays tough, he’s not like others who say silly things, not referring to anyone in particular, he is a deeply honest man with great integrity who loves his job, who loves his business, who loves his clients, who always begins with consideration for his clients and for his people just like us.

The financial results are wonderful. This is really the combination of his people and his clients, like us. When it came to negotiations we talked at great length, and from time-to-time it has to be said that one or another of our teams tried to complicate matters, tried to be protective of their company, it’s their job I suppose. In the course of our talks the lesser obstacles were overcome within minutes, we often just said “Done. You agree? Done.” It didn’t take long. We didn’t need lengthy discussions, we didn’t need support of lawyers telling us that you can’t do this and you can’t do that, we just did it. So I have great confidence in what we will do together in the future. I am very, very sincerer in saying that.

That is what I wanted to say to you. In addition to what John will say regarding the first question I will add to that but I apologize for answering your second question at some length. John…

John WREN, OMNICOM

I couldn’t agree more. The process was developed and how we discovered each other, and whether or not, when it came to important issues, not only the outcome but the process that Maurice went through to get to his conclusion and the process that I went through to get to my conclusion, we are exactly the same with the same emotions. So there was confidence built throughout this entire process. I’d even go as far as to say that some of the more difficult issues, the fact that we were able to get through them in the way that we were, I think re-enforces what will come in coming months and years. Because we didn’t just look at each other and say let’s go do this because of some minor reason, we did this because we believe we can trust each other and we believe that we could come up with, or develop solutions or opportunities which were the most sensible in benefiting whatever the subject matter was – the people, the clients, whatever. So we are completely in alignment and we are both very experienced so we know, and we have even discussed how we will handle this, that there will be on occasion a couple of things that we simply can’t come to agreement with. We even have a process, in which I will not go into, but neither of us can win 100% of the time, that’s not practical. Using our experience, using that knowledge, we’ll hopefully come to the best solution as the company comes together and matures. That’s your second question.

Your first question…

Maurice LEVY, PUBLICIS

The first question was about digital – I will start, you finish? On digital, we are not accounting the same way, which is the reason why we cannot tell you that we have 37% and that Omnicom has 33 or 41. What we know, when we look at what we do, is that in terms of size and in absolute numbers, maybe we will have, we Publicis we have a higher percentage. In absolute numbers maybe they have a higher number than ours. So in total it will be a very big number. We are committed to digital because it is part of the future; it’s clearly something that will be decisive for our clients.

The last thing that I would like to add is that the reason why size matters, in this field, is simply because when you look at these internet giants and the billions of people who are connected, we are not with the classic approach with some millions or a rating of a few percent, or whatever, we are a number which is absolutely huge and we have something paradoxical to do which is to crunch billions of data in order to come to a message to a very narrow audience, with a message which is relevant to a very narrow audience. So that is what we can say. John, do you want to complete?

John WREN, OMNICOM

Sure. The only thing that I would add to it is that there is very little difference in what we are doing. There is probably a difference in the way that we have decided to describe it in the past. I think each of us, we certainly believe, that anything that is still working, moving, or worth having, three years from now is going to be digital because we think the whole market place is going that way. We think that every campaign, every social media touched, everything that we do, even billboards now a days, are digital, will become digital, and are already ingrained in what we do day-to-day. So this is very complementary because Publicis has made investments in some digital pure players, but there will be a convergence and on both sides. As a matter-of-fact, not that I want to go into it, Publicis owns Razorfish, I was going to bring some of these, it comes from the seed that was formed in 1996, I was one of the first investors in it, as a matter-of-fact I have a t-shirt, one of the first ones made for Razorfish which I forgot to bring to give to you. It’s not that we believe anything differently, it’s just that we express it differently in what is going on.

Maurice LEVY, PUBLICIS

One last question. That is the last one, I am sorry.

Question

I am Yan PHILIPPA [1:08:16] from the Liberation newspaper. I have a question for both of you but maybe more for Mr. WREN. About the risk of France loosing influence on the new company, because as you know Publicis is already very globalized, it’s what made its success, and in a way the last thing that makes this Groupe French is this building and the teams that are in it and the top of it Mr. LÉVY. So in a little bit more than 30 months time you are going to be the sole CEO, Mr. LÉVY will be a non-executive, so what will be the use for you, and with a Group that will be even more globalized where France will be a very tiny part, so what will be the use for you to keep this building and a second headquarters in Paris?

John WREN, OMNICOM

From my perspective this building isn’t going anywhere. This is the best real-estate and this far exceeds anything that we have. A couple of points. One is, I give up my American by doing this merger, effective headquarters and I am becoming European, so don’t lose sight of that. Don’t lose sight of the fact that our management, as does Publicis, where the clients generated and with monies made, they are global; France is extraordinarily important, no question. But they are a truly global companies, as are we. As a result, in our own past in Omnicom, I have had network heads and people who run significant parts of the company who are French, probably more French, if you had to count, and I have never done it, in the last 20 years, even people who have held jobs and have retired from them, so they don’t turnover that quickly, there probably have been as many French as Americans in important roles somewhere in Omnicom. That is not even contemplated from our perspective because we have always viewed ourselves as a global company and we thought, as Maurice explained in a lot more detail earlier, the Netherlands was an elegant solution for anybody that would be troubled by that question and that is why we proceeded with the Netherlands.

Maurice LÉVY, PUBLICIS

I’d like to thank you for those questions because I think that gives us an opportunity to clarify a few matters. I think that when you clearly don’t fully grasp the reality of the situation, when you are dealing with something more remote as a global company, when you know how people imitate on television shows, the thing about global companies is that they have the roots everywhere. A global company tries to be civic minded in every country in which it operates. A global company tries to integrate and align itself on local culture. We like our signature “Vive la différence,” that is because we are different from one country to another, we are different to our competitors, and we have great respect for different cultures and for each and every one of the countries for which we operate. We do not believe in homogenization, we do not believe in standardization, we do not believe in a global culture that would be a kind of soulless, mindless, melting pot. Companies have a soul, companies have a culture, companies have DNA, and this is something that we share. We share a hell of a lot of values. We haven’t gotten involved in this merger without taking into consideration these essentials. Companies are living organisms. We are not genetically modified organisms, we are living organisms, we are human beings and we do of course take into account what it is that constitutes the reality of our firms. I am very happy about this partnership with John and I know that he too will be defending everybody’s interest including the interests of our roots.

That’s it. Ladies and gentlemen thank you very much for your attention. I know that there are drinks awaiting you on the balcony. Please do help yourselves. I think a glass of champagne is in order; we have something to celebrate. Now we don’t have any confetti. I know we often tend to refer to mergers as marriages but we’ll forget about the confetti, we’ll just settle for champagne. Please join us for a glass of champagne to celebrate. [applause]

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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MAURICE LEVY ANSWERS QUESTIONS FROM THE HUFFINGTON POST

Oct 1st, 2013

Maurice Lévy answers the variety of questions raised since the announcement of the merger.

30 septembre 2013

LE HUFFINGTON POST

EN ASSOCIATION AVEC LE GROUPE Le Monde

Read the article

Publicis CEO Maurice Levy Answers Questions About Omnicom Merger

The Huffington Post | Posted: 08/02/2013 5:58 pm EDT

French advertising giant Publicis and its American rival Omnicom announced on Sunday that the two firms were merging to create the world’s biggest advertising company. News of the merger, which will produce a $35 billion advertising behemoth, has sent ripples throughout an industry facing increased competition from disruptive rivals like Google, Facebook and Twitter.

Some competitors see the merger as an opportunity to steal clients who want a more personal advertising approach, while others have voiced concerns that the merger will lead to unfair competition.

Maurice Levy, the CEO of Publicis, sat down with HuffPost France to answer questions about the deal. The interview covers a range of subjects: from the conflicts of interest that could arise from having both Coca-Cola and PepsiCo. as advertising clients to the management’s choice on where to headquarter the new company.

Here’s the translated interview:

The deal depends on authorizations by a number of governmental bodies that regulate competition. Could the merger break down?

No. Our lawyers are confident that all clearances will be obtained. I expect our competitors to put some obstructions in our way. Our competitors are energetically lobbying analysts, clients and journalists. But if you look at our stock market valuation, you can see it’s doing fine: The marketplace believes in us.

Will the deal be completed by the end of 2013?

More likely the beginning of next year.

Why will the new group be headquartered in the Netherlands?

We absolutely had to avoid giving clients and our teams the impression that one of our two groups was absorbing the other. So we decided to headquarter in a European country close to our common roots. A huge number of European companies have their headquarters in the Netherlands, while realizing their operations in their respective countries. EADS is headquartered there, as is STMicroelectronics and Renault-Nissan Alliance. Holland is a neutral country.

We will invoice and pay taxes in the countries where we operate. We will maintain our operational activities in France. There’s no need to fantasize or draw up comparisons.

French Finance Minister Pierre Moscovici has said he will be “vigilant” regarding the commitments you have made to the French.

What you read in the press is one thing, and the conversation that I had with Pierre Moscovici is another. He was very clear and supportive. Of course he asked me what kind of impact this would have on employment within our group. I reassured him and said we do not plan any restructuring. Neither do we plan to take operations out of French territory. On the contrary, operations that we have realized in the past have developed a number of jobs in France, and we hope that the merger with Omnicom — and our subsequent development of an even richer palette of services for our clients — will enable us to further expand our French operations.

We’re aware of the employment situation in France, and we love our country. Our commitment has been flawless to date. Moreover, the Publicis Omnicom board will be 50/50, and decisions will be taken by a two-thirds majority. There’s no need to start hypothesizing.

The CGT trade union has called it an unreasonable merger and has invoked future redundancies, abusive breaches of employment contracts and “externalizations.”

The CGT is not terribly representative at Publicis. It has attempted a few demonstrations, which have attracted about 25 people — in a group that has more than 5,000 team members in France. I’m sorry, but the proposals and remarks of the CGT are extremely approximate. I would prefer to be able to engage together in a realistic and constructive dialogue.

You have a contract with Coca-Cola; Omnicom works for Pepsi. According to the Bank of America, the merger may involve conflicts of interest between clients.

This question has been raised by our competitors. But at WPP, for example, their clients within the same group include Colgate-Palmolive, Unilever, Procter & Gamble, Kimberly-Clark and part of Estée Lauder [Editor’s note: all are multinational corporations that produce hygiene-related consumer products]. The fact that we serve clients who operate in the same market segment is part of normal life for our agencies. We do not plan to consolidate our networks. Clients will continue to have the same number of agencies to choose from and to be served by their current agencies. The potential for conflicts is hardly a revelation, and it’s up to us to find solutions. We’re working on it.

You led the internationalization of Publicis Groupe in the 1990s. What’s the significance of this new development?

Marcel Bleustein-Blanchet made the first European moves in the 1970s. I was named CEO and chairman of the Management Board in November 1987. At the time, we were making about 70 percent of our revenues in France and the remaining 30 percent in Europe. I committed myself to expanding Publicis in order to face the challenge of globalization and begin competing with the big global groups, most of whom were American.

Since then the development of emerging countries and their spectacular growth have radically transformed the market, which is far more global now and more complex. China has become the third largest marketplace worldwide, after the U.S. and Japan, although in the 1980s there was absolutely no advertising in China. The first time I went there, the only ads I could see were state propaganda. At that time, Brazil was the 20th largest marketplace worldwide; now it’s the sixth. Moreover, the development of Internet and digital communication has transformed people’s lives and changed all kinds of economic models — including for ad agencies and the media.

Our merger is motivated to serve our client better, with new capabilities. By uniting the operations of Omnicom and Publicis, we will also create a very rich group that is capable of investing in new technologies and their talents. It is absolutely not a move against the big Internet groups, but instead will provide opportunities to innovate on a collaborative and individual basis.

In September 2002, we made an acquisition that enabled us to almost double in size [Editor’s note: BCom3, a 3.42 billion euro operation, backed by a strategic agreement with Dentsu, Japan’s largest advertiser, which held 15 percent of the capital of the new group]. This was a difficult acquisition, but at the time we didn’t have the same kind of experience or the same means that we have today. And we integrated it remarkably well.

Publicis is a more centralized group than Omnicom. Are the two groups’ corporate cultures too different for this to work?

We need to look at two things here: company values and corporate culture. Our values are totally comparable. Both our groups are based on identical human principles. We share the same respect for individuals, for cultures, for diversity, as well as irreproachable ethics and similar emphasis on decent treatment for our team workers and suppliers.

There are some differences in terms of corporate culture. They are American, we are French. They’re attached to their roots, and so are we, but today, already, 48 percent of our revenue stems from the United States.

The Deutsche Bank estimates that it will take at least two or three years before the new entity will be fully integrated.

In my opinion it will be shorter. We’re only merging the holding company, not our respective networks.

Is the group planning acquisitions?

We have a few small acquisitions in the pipe, and we’ll complete them. We may have some medium-sized acquisitions for specific products or countries, but there are no major projects.

This article has been translated from French and originally appeared on HuffPost France.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

LE FIGARO.- You have described the Publicis-Omnicom merger as an answer to the giants of the Web. How will this change things?

Maurice LEVY. The world has changed fundamentally. Size is now crucial, because it determines our capacity to invest, to develop ourselves, to be a key interlocutor of the giants of the Web in order to better serve our clients. This is not a merger conceived against anyone but rather conceived in the interests of our business. It is important to note that. We will need to make considerable investments. Our clients face unprecedented challenges. This merger between equals is a constructive approach in order to accompany them, but also to ensure the future of our teams and give shareholders reasons to invest with us. The economic model of tomorrow will be grounded in a reinforced tripod of strategic intelligence, creative talent and technology. Science is not a little adjunct but a necessary step, in order for us to achieve all our targets, with creativity and innovation remaining at the core of our approach.

Some claim the bottom line is that this transaction comes down to the sale of a French champion to the Americans.

There are some differences between the cultures of Omnicom and Publicis. However, our values are in large part identical. We need to build on the merger of those values to determine the culture of the new enterprise. Omnicom and Publicis are two renowned international groups, integrated, respectful of their teams, their clients, brands and consumers. We are the precursors of a relentless movement. We are both ethical corporations that have placed talent at the core of our businesses.

Publicis is clearly marked by its French heritage, in the form of its shareholders, its entrepreneurial and family-based history, and its management style. Our concept of Viva la difference has enabled talent to blossom in very different countries. We are multicultural. Half of Publicis’ revenue stems from operations in the United States. When you look at Omnicom, it has a very decentralized operational culture which has been able to integrate international talents, including several important French figures. In the future, Publicis Omnicom Group will need to respect these origins. It will be a Franco-American enterprise headquartered in Europe with a global vocation.

The head of WPP, Martin Sorrell, feels that transnational mergers do not work and that conflicts between clients will pose a problem. What is your response?

To date, Martin Sorrell’s predictions have proven themselves to be completely wrong. He announced that Aegis would merge with Havas and Publicis with Interpublic. So I think we should leave him to his speculations. But I will respond to his objections. Transnational mergers are the way history is headed. They are the future. This is how the world’s leading groups are formed. After six months of negotiations with John Wren, I have got to know him. Co-governance is the only way to make a merger between equals possible. We understand the difficulties of our business and together, the two of us will probably not be too many to surmount them. We aim to build the largest and finest communications group. That is the future that we seek for Publicis Omnicom Group. In terms of client conflicts, I am surprised that Martin Sorrell is troubled by these, being the expert that he is at managing client conflicts.

David Jones, the Director of Havas, considers that size is no longer an issue.

It is true that nobody is voluntarily small.

Does the merger raise competition concerns?

Market regulations mean that we must submit the merger to the competent authorities in some 15 jurisdictions. I am very confident. The advisors who have analyzed the various situations on the basis of solid economic studies do not anticipate major issues. Advertisers regularly organize competitions. Small agencies win big budgets because the barriers to entry are weak in our sector.

Is the choice to have the group headquartered in the Netherlands for fiscal reasons?

We chose the Netherlands in order to avoid giving the impression that the merger was benefiting one of our groups more than the other. If we had been guided by the goal of tax optimization, we would have chosen Luxembourg or Ireland. There will be no input on Publicis tax situation due to this localization, Omnicom may have savings in the range of 70 to 80 million dollars.

An American shareholder of Omnicom is contesting the transaction. Does this worry you?

In every merger, particularly in the United States, there are shareholders who start procedures. The evaluation of parity between Publicis and Omnicom was the object of in-depth study by our respective banks, which integrated several elements, such as capitalization, dividends and so on. We end up with a share of 50,6? % of the capital for Publicis shareholders and 49,4? % for those of Omnicom.

What is the outlook for Publicis in the second part of the year?

The second half should be better than the first. All our indicators are looking good. Despite an unstable global economy, we should end the year with growth above the industry average and an operating margin that has further improved. The economic upturn in the United States is stronger than it has been reported. In Europe there is a greater contrast. I am glad to note the growth figures for the second quarter in France, and I hope they are confirmed by the facts. In emerging countries, India is experiencing some difficulties, as is Brazil, and Russia continues to grow.

People talk a lot about “Big Data”, is this one of your priorities?

Of course. Today, we are just in the infancy of “Big Data” development. 2013 is to “Big Data” what 1998 was for the Internet. My sense is that the development of new ways to use data is going to be as spectacular as the development of the digital sphere. Mobility is the other great trend that will require significant investments and generate good growth.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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FIRST TELEVISION INTERVIEW OF JOHN WREN AND MAURICE LEVY ON CNBC

Sep 30th, 2013

Maurice Lévy and John Wren explain the reasons for the merger.

Download the transcript

$35.1 billion mega-merger in the ad world

Mon 29 Jul 13 | 10:15 AM ET

The following transcript has not been checked for accuracy.

now to a big deal that could shake up the advertising world. publicis and omnicom announcing a $35.1 billion merger over the weekend. and if approved it could bring rival accounts like coke and pepsi under one first. john wren president and ceo of omnicom and maurice levy chairman and ceo of publicis. welcome. congratulations. good to have you. thank you. joking about how you kept this quiet. it’s written this started as a joke, true. as a joke? yes, it did it started as a joke. on the terrace of the publicis building and john said, it’s a priceless view. i said you can get it. over time and other social occasions we went, are you really kidding? and escalated and we started having more private serious conversations. and it turned out that it was actually possible to accomplish. and we have. what are the like strategic circumstances that led you to even think of this? you’ve been doing this for a quarter century, right? did you ever see — that was nice. he’s been doing it longer. i’m in the industry 40 years. i’m leading publicis in a quarter century and we’ve done a lot of deal but this has a lot of reason to exist. the most important one is that it’s an excellent combination for our clients. we have to think first about the clients. what the new world is creating as issues for our client and we believe that this combination is something which will have them coping with all of the changes which are happening in this world and particularly with the internet giants. so this is something which has a lot of good reason. for our people it’s exactly the same. precisely the same. the marketplace has moved and it’s changing — it changes every day now whereas in truth, until ten years ago it didn’t change very rapidly. you had time to absorb the changes, intellectualize them, reeducate your people. now changes are instantaneous. and this gives us the combined resources plus an array of assets can service every client need and we’re terribly nimble at the same time in being able to shift in the marketplac give us specifics how this is going to position you to compete effectively with google in the new world you’re describing where things change quickly. when we think of your queepz think of good old fashioned advertising on television, magazines, analog media, so to speak. well, our businesses are much more robust than that today, tlz no question. we have trading desks that trade digital media that look like you’re sitting here versus sitting in a building with a room full of buyers. the way data gets used in terms of accumulated — there’s always been data around but with the abilitwe have to gather that instantaneously, sort it use it come up with meaningful data that can be used analytically to create insights or target markets is — is a fundamental. maurice’s company was doing it, doing it successfully. we were doing it d it successfully. the combination of putting resources together allows us have a different level type conversation with the facebooks of the world, googles of the world and allows us to stay on the cutting edge, principally for the benefit of the clients. what’s interesting some analysts saying not so fast, for people to assume it’s a done deal. we know eu regulators especially the french can be nationalistic when it comes to antitrust concerns with 80% of the market potentially owned by the big four if your merger goes through. how do you answer that and guarantee it not only gets done but done in a

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speedy way? there there is certainly a path to go through. and we have to deal with all of the issues. we do not anticipate any major hurdle. regarding the friend. reaction, they have received numerous congratulations coming from the political side of france, so this is something that is quite interesting. i’m not saying the world is changing. i’m saying that the french government has received the information as something being very good step for our industry, for our companies, and for the french market. i would like to come back to your question regarding google and the like. we don’t want to compete against them. we are already collaborating. sure. if we are doing this, it’s to avoid competition. we don’t believe that it should be good to have google and the like having a position which is such will minimize the role of advertising agencies. we are helping our client to deal on an equal footing with these big players. it’s not something that is against anyone. it is something that is done for the benefit of our clients. and we do believe that by putting our resources together, our intellectual capabilities, all our people and our investment capabilities we will help our client much better than what we do currently individually. the deal is structures, the true merger of equals. right. i’ve done interviews like there is for many years across from well intentioned executives like yourself who structure deals like that because they have to do executing is difficult. history is littered with failed mergers of equals. what gives you confidence you guys can pull this off. first of all, we’ve known each other quite a while. the other thing is nature of our siness, all of the agencies that are being accumulated are used to periods where they are so collaborate and the rest of the time they don’t have to collaborate, they can compete. that’s true if in the three advertising brands within omnicom. fit a new piece of business, it’s great, they’ll compete against the siblings. fit a common piece of business they’ve learn they’d have to cooperate. that transition won’t be difficult. that’s most of our folks. obviously we’re not polianish. there are hard choices to be made. we have committed ourselves. as i said we’re both veterans. we’ll take the decisions, make the hard choices and move on. but — have you heard comparisons to mad men and the story line in mad men that involves a merger? yes, we have. we have heard of this. i wasn’t of mad men but i came in the end of it. i sat in the merger which created omnicom in ‘87, ‘86. and a lot of things that could have been improved when we got started have that as a learning and we grew from 700 million back then to 14 billion, almost $15 billion now. so, yes, there’s going to be challenges but — including losing key clients, though. no, i don’t think so. that’s possible, and we have provided for that. but obviously $23 billion, most clients are pretty comfortable and long ago have they gotten past the conflict issue because as an industry, every one of us, including our competitors, has learned to build fire walls, you know, so solve some of the issues. there will be some, of course, but not much. we don’t anticipate a lot of difficulties. we think there will be some discussion, there will be some question, which are absolutely fair and normal for — coming from advertisers that would like how we guarantee the fibers will be working and the competition will be alive. this is something that we are used to doing. as john said, competition is doing this already. it’s enough, it’s something that isn’t totally new. clearly some emotional aspect for clients which competition is more fiercer in some areas than other areas. we have to deal with there is in a nice way and to explain the situation. and to work with them in order to find the right ways of dealing with these issues. clearly, it’s not yet a big hurdle to jump over but i believe that working together with our clients, we have great relationship with them. sure. i called many of them, john did the same. the reaction is overwhelming. and extremely positive because, that is the most important thing, they see the benefit for them. gentlemen, congratulations. after a crazy weekend, get some rest. john and maurice, thanks for coming by.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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BLOOMBERG TV: MAURICE LEVY SPEAKS TO FRANCINE LACQUA (THE PULSE – 8/30/2013)

Sep 25th, 2013

Maurice Lévy was interviewed by Francine Lacqua on Bloomberg TV on August, 30 2013 (The Pulse programme).

Download the transcript

Bloomberg TV – The Pulse: Interview with Maurice Levy, 30 August 2013

Transcript

BB: One month ago Publicis unveiled a merger of equals with Omnicom unseating WPP to create the world’s largest advertising company. The company went quiet after announcing that transaction on July 28, after speaking with the press the following day. Now for a rare interview since the announcement of the deal we are joined by the CEO of Publicis. Maurice Levy joins us over the next half an hour to discuss his company’s major merger and the future of the industry. Maurice, welcome to “The Pulse.”

ML: Thank you for having me.

BB: Since the announcement of this merger, you have gone quiet. Was this the time to reflect? Have you been able to speak to clients and industry analysts? Give us your case for why the merger is the best solution for Publicis now.

ML: The month of August normally is the month of holidays in France. And it has been a very busy holiday because we have been speaking to all of my clients, to our own people, and also to the analysts and our investors and very little with the press. The reaction, let’s start with the reaction of our people. They are proud of what is happening. They are pumped. They are enthused and they see the opportunity for their own careers and what will happen for the future. Our clients have been all very enthused with the news. Very supportive and I know that on the Omnicom side it has been exactly the same. There are maybe one or two questions that are still pending, but when you look at the reaction of the vast majority of the clients of both companies, it has been extremely positive. Regarding analysts, you have seen the reports. They have all changed the target price and it has been all on the rise. It is also a very positive sign. And we have spent most of the time in August discussing all the issues with our clients and our people. Now, we will start the real work, which is to build the teams, to file in all jurisdictions for the competition authorities and also to prepare all of the work for the market authorities.

BB: Which was the first client you called?

ML: I called all of my clients.

BB: Which was the first one? Which was the guy you said I need to talk to make sure he was comfortable with this transaction?

ML: All of the clients are very important. If there had been one before the other one it was just because I was able to reach one before the other one. But I called all my very important clients on Saturday and Sunday - Saturday, before the announcement, and Sunday morning, before the announcement. I called also the French authorities, the government and they had a long conversation with the Minister of Finance. An they had also a conversations with the authorities of my country in order to make sure that they understand and that we are doing and that we were not doing a deal for tax reasons have some people have implied, but we are making a deal which is not only history in our industry but which is to build the company for the future. That is the key issue. The real purpose of this merger is how can we best serve our clients? How can we best attract our talent?

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BB: Maurice, I have to jump in. On Tuesday we had your biggest rival.

ML: No. he’s a competitor, a very strong competitor, a very respectable competitor.

BB: I just want you to listen to what he told us on the program, which was basically that he is concerned about your clients’ cannibalization and he is concerned about the reason for this merger. Let’s have a listen - “Clients at the moment do not know what benefits they get out of it. It has not been explained other than to be said that business as usual, and therefore as i said, it begs the question of why bother in the first place?” - You are here to articulate why you have done this. What is your answer to that?

ML: My answer first is that I have no desire to argue with Martin Sorrell. I know that he likes very much this kind of argument. When you look at all of his declarations in the last 10 years he has proven to be mistaken. That is the fact.

BB: You are talking about mergers? Forecasting?

ML: He has forecast that Havas will merge with Aegis. He has forecast that Publicis will merge Interpublic. He has been quite vocal about this. He has made a lot of predictions which always have been proven to be false. When you look at his obsession, and the fact that he has spent the month of August speaking about our merger, I think it is a good reason to believe that it will work because he is so obsessed. It means this merger will be successful.

BB: Advertising is something we talk about a lot. Is it really that important to be number one?

ML: The question is not to be number one. And honestly, we have not made the merger to become number one. We have made the merger because there are some fundamental changes in our industry. You understand this, maybe much better than many other journalists, because you are connected. If there is one media which is heavily connected it is Bloomberg. And when you look at the world today, we are in a connected world. And data are extremely important as well as the new media giants which are Google, Facebook etc. So we need to have a critical mass to be very strong in front of this new media. And we have also the power to invest in Big Data in order to crunch all of the zillions of data to extract what our clients need. There is something that is quite paradoxical that you have to crunch zillions of data in order to come to very minute clusters in order to deliver at the right time the right message to the right person. So, if we want to be the best to best serve our clients, we need to do that move. It is not about the passé, which was getting bigger. It is about being capable of investing for the new world. That is our objective.

BB: Maurice Levy, thank you so much. Before the break we talked about the merger and one of the points you were saying is that the merger gives better opportunity to your clients to deal with this changing digital world. What is the most exciting we are going to see in the digital world? We now talk about gear we can wear. We now talk, of course, about Twitter, Facebook becoming more of a shopping channel almost.

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ML: There is a sea change from what we have seen in the last five years, and we can expect a lot of innovation coming from lots of companies. There is this new innovation, which is what Google has created, for $39 you can transfer all of your data and all of your information on your TV screen and work out of the TV screen. We are in a connected world. And probably the most exciting thing that will happen is regarding mobile communication. When you look, for example, at what is going on in the emerging markets, you see that people who have, who are not literate, who have very little education and they are using their mobile phone as a wallet. There are no land lines. There are no banks. They are using it as a wallet. They pay, a lot of their purchases, of their shopping through their mobile phone, and they are adding units in order to buy bread, a cup of coffee, to pay for their shirt or whatever. This is something which could not have been imagined a few years ago. So we can expect much more different innovation on how to deal with and reach consumers. This is the big data I was talking about. How to create a connection between Twitter, Facebook, working almost together, despite the fact they are great competitors. How social media will be? Like what you said, a shopping mall.

BB: But this has applications for ad companies. You’re not only there to be creative. Now you have to, I guess, bulk block buy space on Twitter. You have to make sure you are dealing with the platform which will be the most seen. And the game has changed incredibly in the last five years.

ML: Yes, in fact we have an expression at Publicis which is that we have to be the place where we have the strategic intelligence, IQ, meeting the TQ, technology ability, and EQ, the emotional quotient, where creative work is creating the bond between the consumers and the brands. We cannot think today as we were thinking yesterday that the world will be now industry, just strategy and creative. We need to be strategic. Great strategists. Great creative people. On top of that, understanding science and understanding technology. This is what we have been building in the last six years at Publicis. This is what we bring to the party in this merger of equals with Omnicom.

BB: And now I want to get a quick reaction Maurice Levy on the situation in Syria. You think we should wait until we have all facts at hand.

ML: Absolutely, I think we have to learn from the past, what happened in Iraq, in Afghanistan. We have to be extremely cautious. I also believe that the use of chemical weapons is absolutely unacceptable. Clearly action has to be taken, but first and foremost we have to exhaust all the diplomatic possibilities.

BB: Maurice, pulling out the numbers from L’Oreal, one of the things that stand out is emerging markets. And what we increasingly hear is that they want to see their agencies in emerging markets. It will be a big part of their business going forward. Are you concerned that we are starting to see a slowdown in emerging markets? Expectations are dimming a little bit.

ML: There are two aspects of emerging markets. The first one is that the need for marketing services, advertising is rising. And it is something that is really increasing for all the advertisers — the international advertisers as well as local advertisers. The second aspect is that they are going to more sophisticated approaches — the idea that we could sell some more basic, simplistic approaches, this is something which is dead. Advertisers in emerging markets need the most sophisticated approaches. This is important for us, because not only the market is increasing, and we can expect some good growth

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coming from the simple fact that GDP is increasing, but we can expect that we are selling more sophisticated approaches, we will bill more revenues from the same platform. They want integrated communications. They went digital. They want social. They want obviously the creative and they want that we build a relationship with the Chinese or the Indian or the Brazilian consumer, which is exactly the same kind of approach that we are developing in sophisticated market such as the U.S. or Europe. So all of this is extremely positive for us.

BB: The middle class is expanding very quickly. Even if you get a headline tick down in the growth rate, that process is underway and they want more.

ML: Absolutely, yes. On top of that, there is a shift, for example, in China where they are moving from being the factory of the world to becoming also a consumer place for the world. They would like to see internal consumption growing in order to see GDP growth. So GDP growth will not only be based as it has been in the last few years on production, but more sophisticated production, more R&D, more investment and more consumption. The new government is focusing on having the Chinese, limited class of Chinese, consuming more.

BB: Let’s move to a broad question about Europe. I was fascinated when you were talking to us earlier saying that you felt the need to ring the French government and explain that you were not doing this for tax reasons. The level of interest on taxes in France is very high. Do you think that policy in Europe is right, right now? Do you think we need to be doing different things? Do we need to look more closely at the unemployment story? Do you think the policy mix is right?

ML: I think what we should be doing first is to cut public spending. If you look at Europe, most of the European countries, including the UK, and the only one with a shelter is Germany. All of the other countries have a debt level which is unbearable for the future. They have public deficits which are too high. The only way to cut public deficit is to think about raising taxes, which is wrong because this is impacting business and employment and generating growth. So if we want to have a good growth in the country, we have to cut public spending. This is how we will be cutting deficits, and this is how we will get the debt level right. If we do that, we then have to decrease [increase] competiveness by reducing social charges and business is taking care of itself. We do not need to have a hand from the government to tell us what we have to do. You have great incorporators, great business people in Spain, Italy, France, in the UK, in all European countries and they are extremely competitive, and they want to grow. So the only thing we need is to say, ok, let us take care of the growth of our business. We will invest. We will generate jobs, but please do not put more hurdles on the competitiveness of our operations.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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THE EXCHANGE OF PENS

Oct 2nd, 2013

July, 28 2013 – 2.00pm – Paris – 133 Champs Elysées, headquarters of the Publicis Groupe 7th floor terrace, facing the Arc de Triomphe: a new chapter begins in the history of the communications industry. Signing of a historic merger agreement between Publicis Groupe and Omnicom.

THE SIGNING

Oct 2nd, 2013

July, 28 2013 – 2.00pm – Paris – 133 Champs Elysées, headquarters of the Publicis Groupe 7th floor terrace, facing the Arc de Triomphe: a new chapter begins in the history of the communications industry. Signing of a historic merger agreement between Publicis Groupe and Omnicom.

A HISTORIC MOMENT

Sep 26th, 2013

July, 28 2013 – 2.00pm – Paris – 133 Champs Elysees, headquarters of the Publicis Groupe

7th floor terrace, facing the Arc de Triomphe: a new chapter begins in the history of the communications industry. Signing of a historic merger agreement between Publicis Groupe and Omicom.

BEAUTIFUL MEMORIES…

Sep 26th, 2013

The contract that sealed the merger agreement between Publicis Groupe and Omnicom was signed, in a highly symbolic gesture, on Marcel Bleustein-Blanchet’s desk blotter.

The symbolic gesture took place on 28 July 2013, on the terrace of the Publicis Groupe headquarters, at 133 avenue des Champs Elysées, in Paris.

Before moving on to the formal ceremony, Maurice Lévy shared with John Wren, President & CEO of the Omnicom Group, the history of the desk blotter on which they were to shortly sign the merger agreement: it was Marcel Bleustein-Blanchet’s when Publicis was created in 1926.

Carefully preserved in the archives at 133 Champs Elysées, it is one of the few objects to have survived the fire that ravaged the Group’s building on 28 September 1972. Publicis rebuilt its headquarters and made a fresh start, leading to the success that culminated in the historic merger and global industry leadership.

Today, the restored desk and desk blotter once again decorate Marcel Bleustein-Blanchet’s office.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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FUSION PUBLICIS GROUPE/OMNICOM: LE SENS DE L’AVENIR

24 sept. 2013

FUSION PUBLICIS GROUPE/OMNICOM : LE SENS DE L’AVENIR

Depuis l’annonce de la fusion de Publicis Groupe et d’Omnicom cet été, nous continuons de progresser sur l’opération et je souhaitais vous informer de l’avancement du projet.

L’annonce a été largement commentée. C’est pourquoi il m’a semblé important de revenir sur les raisons de ce projet, en répondant à la question essentielle : « Quel est le sens de cette fusion ? »

La réponse est simple : « C’est le sens de l’avenir ».

Depuis une quinzaine d’années, notre univers s’est inexorablement transformé avec l’arrivée du numérique dans nos métiers et celles de nouveaux acteurs à la croissance exponentielle.

Ces géants du net comme Google et Facebook pour ne citer qu’eux, sont devenus très vite des partenaires incontournables. Nous sommes heureux et fiers d’avoir été les premiers à conclure avec ces derniers des partenariats stratégiques.

Notre métier s’est transformé. Il est le résultat d’une équation plus complexe (QI+QT+QE) où se rencontrent l’intelligence stratégique, la science et la technologie ainsi que le lien créatif émotionnel.

En proposant de réunir les deux groupes leaders dans la communication, nous donnons probablement le coup d’envoi d’un mouvement plus vaste de transformation du paysage de la communication dans lequel nous sommes une nouvelle fois pionniers.

Mûrement réfléchi, cet accord de fusion, n’avait de chance de réussir que dans un équilibre harmonieux et équitable pour les deux groupes. Pour être clair, entre Omnicom et Publicis Groupe, seule une fusion entre égaux était envisageable.

Les performances réalisées par Publicis Groupe tout au long de cette dernière décennie, grâce notamment au virage du numérique que nous avons su prendre très tôt, ont rendu possible ce projet de fusion entre « égaux » avec Omnicom. Nous sommes deux très belles entreprises, très performantes, et cet accord doit traduire une harmonie à deux et surtout ouvrir sur les nouveaux horizons de notre métier.

Par cette opération, nous allons franchir un cap décisif, nous permettant d’additionner nos atouts tout en jouant sur nos complémentarités, sans qu’aucun des deux groupes n’ait à renier ses valeurs puisque nous partageons les mêmes.

Après avoir fonctionné pendant des décennies dans une saine concurrence et un respect mutuel, Publicis Groupe et Omnicom vont créer le premier groupe mondial de communication à l’offre et au modèle incomparables, pour créer encore plus de valeur, pour nos clients, pour nos actionnaires et vous offrir un plus bel avenir.

La surface financière du futur groupe permettra la poursuite des investissements notamment dans les technologies, éléments désormais incontournables de nos métiers, pour mieux servir nos clients en les aidant à mieux connaître et atteindre les consommateurs. Nous allons pouvoir innover davantage, aller plus loin dans la profondeur des services, développer des bases de données et les exploiter dans le respect de la vie privée des consommateurs (les fameuses Big Data…).

Ainsi nos clients auront accès au plus riche vivier de talents, de ressources, de solutions ou de technologies, leur permettant de gagner dans un marché toujours plus dur, plus concurrentiel.

Nos collaborateurs pourront se développer dans une communauté humaine et professionnelle plus diverse, plus riche. Ils pourront aborder de nouveaux métiers, de nouvelles frontières, de nouvelles technologies et apprendre du meilleur de notre profession.

En attendant la concrétisation de ce magnifique projet, prévue pour le premier trimestre 2014, je vous demande de redoubler d’efforts pour bien servir nos clients et gagner les compétitions de “New Business” qui constituent toujours une grande priorité. Dans ce cadre, jusqu’à la fusion effective, je rappelle que nos amis d’Omnicom restent des concurrents redoutables lors des compétitions auxquelles vous pourrez être confrontés. Vous pouvez avoir des contacts “sociaux” mais pas de relations professionnelles ; les règles en la matière sont strictes.

Je n’ignore pas les commentaires qui ont pu dérouter certains, notamment sur les conflits de clients que pourrait faire naître cette fusion.

L’ironie est que les critiques émanent de concurrents eux-mêmes experts en gestion de conflits et confrontés rigoureusement à la même situation. Ne vous laissez pas détourner de vos tâches par ces commentaires.

La proximité et le renforcement de vos liens avec vos clients restent la meilleure des garanties. De plus, nous avons toujours eu l’habitude de gérer ces situations avec la plus grande éthique : la multiplicité de nos réseaux autorisant la gestion de clients concurrents dans la plus stricte confidentialité, à l’abri d’une « muraille de Chine ».

Les équipes du Groupe, les banquiers et les conseils travaillent d’arrache-pied à la réalisation de l’accord. La tâche est énorme comme dans toute opération de cette taille. Bien entendu nous avons tenté de penser à tout et mis de notre côté toutes les chances de réussite.

L’approbation des différentes autorités de tutelle des marchés financiers et de la concurrence, ainsi que l’accord de nos assemblées générales d’actionnaires respectives marqueront des étapes importantes. Nous vous tiendrons naturellement informés.

Nous allons réaliser une opération transatlantique. Il y en a déjà eu de nombreuses au fil des ans, tous secteurs confondus, et beaucoup ont été couronnées de succès.

De plus, l’identité de Publicis Groupe porte en elle les facteurs de succès du projet : nous sommes un groupe multiculturel qui réalise d’ores et déjà près de 50% de son revenu en Amérique du Nord où 50% de nos effectifs sont basés. C’est une région que nous connaissons bien et depuis longtemps.

Omnicom et Publicis Groupe, malgré leurs différences, partagent les valeurs fondamentales qui nous ont toujours animées. Celles-ci seront propices à la gouvernance totalement paritaire et d’une co–direction du futur groupe. Nous allons pouvoir mettre en commun nos forces et nos idées pour mieux réussir dans ce monde complexe.

L’addition des énergies et des talents, le cumul de nos surfaces financières pour poursuivre nos investissements, la mutualisation de nos ressources, tout cela ne peut que nous rendre optimistes.

La réussite de ce projet nous appartient à tous : vous, nous. Pour ce faire, commençons par bien servir nos clients, leur montrer que nous sommes à leur côté. Et que nous avons le cœur et l’esprit ouverts sur l’avenir.

Je compte sur vous.

Merci !

Maurice Lévy

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

DOSSIER DE PRESSE DU 28/07/13

29 sept. 2013

PUBLICIS GROUPE

Omnicom Group

Le dossier de presse présente le profil du nouveau groupe, ses marques, ses principaux clients at les biographies.

Téléchager le dossier de presse

Omnicom Group

PUBLICIS GROUPE

Dossier de presse

Omnicom Group

Le GROUPE

LE GROUPE

BIOGRAPHIES

LES MARQUES

OMNICOM GROUP

Founded in 1986, Omnicom Group is a strategic holding company that manages a portfolio of global market leaders. These companies operate in the disciplines of advertising, marketing services, specialty communications, interactive/digital media and media buying services.

> OUR PEOPLE

71,000+ employees

> PRESENT IN 100+ COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

APPLE | AT&T | BAYER | DAIMLER | HP | JOHNSON & JOHNSON | MARS | MCDONALD’S | NISSAN | PEPSICO | PFIZER | PROCTER & GAMBLE | UNILEVER | VISA | VOLKSWAGEN GROUP

> SELECT AGENCY BRANDS

BBDO | DDB | TBWA | OMD | PHD | CDM | FLEISHMANHILLARD | KETCHUM | PORTER NOVELLI | ORGANIC | TRIBAL | CRITICAL MASS | RAPP | PROXIMITY | INTERBRAND | ZIMMERMAN ADVERTISING

> JOHN D. WREN, PRESIDENT & CEO

Omnicom’s branded networks and numerous specialty firms include of more than 1,000 companies providing a diverse range of marketing and communications services.

Omnicom Group includes:

Three global advertising brands:

BBDO Worldwide, DDB Worldwide, and TBWA Worldwide.

Leading U.S.-Based National Advertising Agencies:

Goodby, Silverstein & Partners, GSD&M, Martin|Williams, Merkley+Partners, and Zimmerman Partners.

Diversified Agency Services (DAS):

DAS consists of a global enterprise of more than 190 companies that provide services in direct marketing/consultancy, public relations, promotional marketing, and specialty communications.

Omnicom Media Group (OMG):

Omnicom’s leading media agencies are part of OMG. The Group consists of two full service media companies, OMD Worldwide and PHD Network, as well as several media specialist companies.

2013 International Festival of Creativity in Cannes

Omnicom agencies from more than 35 countries representing 145 brands won Cannes Lion awards.

BBDO and DDB took home 99 and 90 Lions respectively, the most in both networks’ history. TBWA also had a record year with 43 Lions.

Ketchum was honored with nine Lions and was the only PR firm to win across multiple categories.

OMD and PHD took home a combined total of 19 Lions and OMD

Australia was named Media Agency of the Year.

2012 SELECT AWARDS

Campaign Asia named DDB Creative Advertising Network of the Year. BBDO finished first in the Gunn Report 2012 Most Awarded Network for the seventh consecutive year.

PHD was named Global Media Agency of the Year by Adweek. Ketchum was named 2012 Agency of the Year by PR Week. LatinWorks won Advertising Age’s Multicultural Agency of the Year.

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JOHN D. WREN

President and Chief Executive Officer of Omnicom Group Director since 1993 Age: 60

> JOHN D. WREN, PRESIDENT & CEO

Mr. Wren is President and Chief Executive Officer of Omnicom, a position he has held since January 1997. He was elected President in 1996 and named Chief Executive Officer in 1997.

Under his direction, Omnicom has become one of the largest advertising, marketing and corporate communications companies in the world.

Mr. Wren entered the advertising business in 1984, joining Needham

Harper Worldwide as an executive vice president.

As part of the team that created Omnicom in 1986, he was appointed Chief Executive Officer of Omnicom’s Diversified Agency Services division in 1990. In that position, he grew Diversified Agency Services into Omnicom’s largest operating group, comprised of companies in a wide array of disciplines ranging from public relations to branding.

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BRUCE CRAWFORD

Chairman of the Board of Omnicom Group

Chairman of the Finance Committee and member of the Executive Committee Director since 1989 Age: 84

> BRUCE CRAWFORD, CHAIRMAN OF THE BOARD

Mr. Crawford is Chairman of the Board of Omnicom, a position he has held since 1995.

From 1989 to 1995, he served as Omnicom’s President and Chief Executive Officer and, from 1995 to 1997, he served as Omnicom’s Chairman and Chief Executive Officer.

Mr. Crawford began his career in advertising in 1956 and, in 1963, he joined

BBDO. He held a variety of high-level positions at BBDO, including that of President and Chief Executive Officer, a position he held from 1977 until 1985.

Mr. Crawford is an Honorary Director of The Metropolitan Opera and Chairman Emeritus of Lincoln Center. He is also a Director of the Animal Medical Center.

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DDB

In 1949, DDB gave the advertising industry a wake-up call. The agency introduced a new approach to marketing that relied on insight into human nature, respect for the consumer, and the power of creativity. Today, DDB Worldwide is one of the world’s largest and most awarded advertising and marketing networks.

DDB

> OUR PEOPLE

13,000+ employees

> PRESENT IN 90+ COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

MCDONALD’S | VOLKSWAGEN | EXXON MOBIL | MARS | JOHNSON & JOHNSON | UNILEVER

DDB believes that creativity is the most powerful force in business – it stirs emotion, influences minds and builds brands. The combination of brilliant creative ideas and extraordinary results is what sets DDB apart.

DDB is not satisfied to be simply the most creative agency network in the world, but holds its creative ideas accountable for delivering business-building results.

The firm’s vision is to maintain its distinguished position by developing remarkable creative that transforms communication clutter into communication currency.

DDB offers clients a suite of services:

Advertising

Branding

Creative

CRM

Design

Digital

Direct Marketing

Production

AWARDS

In 2012, DDB was named Advertising Network of the Year by Campaign, as well as Agency of the Year and Digital Agency of the Year by Strategy magazine. In addition, The Gunn Report has listed DDB as one of the Top 3 Global Networks for the last 12 years and DDB New York was named “Agency to Watch” in 2013 in Creativity magazine. At the prestigious 2013 Cannes International Festival of Creativity, DDB won 93 Lions, the most ever for the network.

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BBDO

Founded in 1891, BBDO Worldwide is the world’s most awarded advertising agency network with 289 offices across the globe.

BBDO

> OUR PEOPLE

16,000+ employees

> PRESENT IN 81 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

AT&T | BAYER | BLACKBERRY | CAMPBELL’S | DIAGEO | FEDEX | GE | HP | MARS | MERCEDES-BENZ | PEPSICO | PROCTOR & GAMBLE | STARBUCKS | VISA

WHY CLIENTS HIRE BBDO

BBDO is mission is “To create and deliver the world’s most compelling commercial content”, it’s mantra “The Work. The Work. The Work.”

WHAT BBDO DOES

Advertising

Brand Strategy Consulting

CRM

Mobile & Social Media

Interactive Marketing

Design

AWARDS

Effie Effectiveness Index: Most Effective Agency Network – 2011, runner up in 2012 and 2013

The Big Won: Most Awarded Network – 6 years in a row Echo Awards: Most Awarded Network – 6 years in a row

The One Show: Most Awarded Network – 3 years in a row

The Gunn Report: Most Awarded Network – 7 years in a row Caples Awards: Most Awarded Network – 9 years in a row

London International Awards: Most Awarded Network – 2 years in a row

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TBWA

TBWA creates and manages brand behavior in the modern world through Disruptive Ideas brought to life across the Media Arts landscape.

TBWA \

> OUR PEOPLE

11,000+ employees

> PRESENT IN 100 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

ACCENTURE | APPLE | NISSAN

| ENERGIZER | ADIDAS | GLAXOSMITHKLINE | HENKEL | ABSOLUT | MCDONALD’S | P&G

TBWA’s focus is not only to be the best advertising agency network but also to be one of the most creative companies in the world. This 21st-century goal is ambitious, and it has proven to be a catalyst in uniting over 11,000 people, operating in 274 agencies, in 100 different countries.

The network’s work spans 22 specialty disciplines including: Design,

Digital, Retail Activation and Theatre, Sports Sponsorship, CRM, CSR and Cause Related Marketing, Custom Publishing, Mobile Utility, Event

Marketing and Brand Amplification, to name just a few.

Disruption is always TBWA’s starting point for any brand, global or local. Not only does it drive the strategic development of our client solutions by challenging and overturning the conventions of any marketplace; it also creates a common language and understanding across our network for the brands we lead.

Defining the Disruptive Strategy, however, is only half of the equation. The other half is making sure to craft an idea brief from the right perspectives and engaging the right disciplines in order to make full use of the Media Arts landscape.

Every agency in the TBWA network is fluent in Disruption and Media Arts. These agencies are constantly evaluating and documenting the shifts in the media landscape and their impact on audience behavior. And it is this commitment that allows TBWA to serve global brands differently than its competition.

TBWA is ranked as a top-10 worldwide advertising agency and was recognized by Advertising Age in 2010 as the “Best International Network of the Decade.” Fast Company magazine placed TBWA 24th on its 2009 list of “The World’s 50 Most Innovative Companies” and as an Innovation All-Star in 2010.

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OMG

Omnicom Media Group (OMG) is the media services division of Omnicom Group Inc. providing services to over 5,000 clients in more than 100 countries.

OmnicomMediaGroup

> OUR PEOPLE

11,000+ employees

> PRESENT IN 100 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

APPLE | NISSAN | GLAXOSMITHKLINE | HP | INTEL | PEPSICO | MCDONALDS | SPRINT / NEXTEL | TIME WARNER CABLE | UNILEVER

OMG includes the full service media networks OMD and PHD as well as a number of specialty media communications companies.

OMD Worldwide provides a range of services globally including communications strategy, media planning and buying, digital execution, content creation, entertainment marketing, sponsorship and brand analytics.

OMD is recognized for its global footprint, strategic integration and creative innovation.

PHD is a global media and communications agency that has been built on a culture of thought leadership, creativity and innovation.

AWARDS

The Gunn Report has acknowledged as Most Creative Media Agency for an unprecedented six consecutive years.

PHD was named Global Media Agency of the Year in 2012 by Adweek.

Adweek named OMD the Global Media Agency of the Year for 2008, 2009 and 2011.

Advertising Age named OMD the Media Agency of the Year in 2002, 2005, 2009 and 2011.

OMD won the Media Grand Prix at Cannes in 2012.

Omnicom Media Group also includes Annalect, a data, analytics and insight platform, Accuen, a digital trading platform, NOVUS, Brand Science, Composition Media Group, Pathway, Optimum Sports, Outdoor Media Group, and Resolution Media.

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DAS

Diversified Agency Services (DAS) manages Omnicom’s holdings in a variety of marketing disciplines, including customer relationship management, public relations and specialty communications. DAS includes more than 190 companies serving international and local clients through more than 700 offices in 71 countries.

> OUR PEOPLE

20,000+ employees

> PRESENT IN 71 COUNTRIES

ASIA PACIFIC | EUROPE | LATIN AMERICA | MIDDLE EAST & AFRICA | NORTH AMERICA

> SELECT CLIENTS

AT&T | CITIGROUP | DIAGEO | GENERAL MOTORS | HP | HOME DEPOT | HOFFMAN LAROCHE | MCDONALD’S | MERCK | NISSAN | PFIZER | PROCTER & GAMBLE | VISA

Customer Relationship Management

DAS agencies provide clients with customer relationship management services, including sports and event marketing, branding/consultants/ design, direct/relationship marketing, promotional marketing, field marketing, non-profit marketing and entertainment marketing. The companies include four of the top 10 promotional marketing agencies and worldwide leaders in sales promotion (GMR Marketing, The Marketing Arm, TracyLocke); RAPP, a leading global direct marketing company; and Interbrand, one of the world’s leading consultancies in brand strategy, valuation, and naming.

Public Relations/Public Affairs

DAS includes three of the top 10 public relations firms in the world, FleishmanHillard, Ketchum, and Porter Novelli, as well as specialist agencies including Clark & Weinstock, Cone, Kreab Gavin Anderson, and Chlopak, Schechter & Partners.

Specialty Communications

DAS has built an influential global healthcare franchise, of which five healthcare communications companies are ranked in the top 25 including

Adelphi Group, CDM, Harrison & Star, Health Science, and CorbettAccel Healthcare Group. The group also includes Doremus, the premier business-to-business agency, and Dieste and LatinWorks, the #1 and #6 multicultural agencies respectively.

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PUBLICIS GROUPE

LE GROUPE

PROFIL DU GROUPE

BIOGRAPHIES

LES MARQUES

PRINCIPAUX CLIENTS

PUBLICIS GROUPE

Publicis Groupe est le troisième groupe mondial de publicité et de communication : une puissance mondiale dans l’univers des meilleures agences de création publicitaire et de marketing, un pionnier des communications numériques et en ligne. Ses réseaux et ses agences travaillent avec la plupart des marques mondiales connues.

PUBLICIS GROUPE

> EFFECTIFS

60 000 collaborateurs

> PRÉSENT DANS 108 PAYS

> PRINCIPAUX RÉSEAUX & AGENCES

BBH | LEO BURNETT | PUBLICIS WORLDWIDE | SAATCHI & SAATCHI | STARCOM MEDIAVEST GROUP | ZENITHOPTIMEDIA | PUBLICIS HEALTHCARE COMMUNICATIONS GROUP | DIGITASLBI | RAZORFISH | ROSETTA | MSLGROUP

> MAURICE LEVY,

PRÉSIDENT DU DIRECTOIRE

Publicis Groupe est présent dans tous les secteurs et les métiers : le numérique (DigitasLBi, Razorfish, Rosetta), les agences créatives (BBH, Leo Burnett, Publicis Worldwide, Saatchi & Saatchi), les relations publiques, la communication institutionnelle et l’événementiel (MSLGROUP), l’achat d’espace et la stratégie média (Starcom MediaVest Group et ZenithOptimedia) et enfin la communication santé avec Publicis Healthcare Communications Group (PHCG). Le Groupe est présent dans 108 pays et compte environ 60 000 collaborateurs.

Depuis 2004, Publicis Groupe se positionne chaque année pour ses performances créatives en première place du classement du Gunn Report

(en nombre de prix obtenus par rapport à ses revenus). En 2013, à l’occasion de la 60e édition du Festival International de la Publicité à Cannes,

Publicis Groupe a remporté un total de 158 Lions.

Pour Publicis Groupe, le new business acquis en 2013 a représenté un gain net de 3,5 milliards USD, confirmant notre compétitivité et l’attrait des services que nous proposons à nos clients.

C’est la créativité qui explique la fidélité des clients et du new business de

Publicis depuis sa création en 1926 par un jeune homme visionnaire du nom de Marcel Bleustein.

Marcel Bleustein basait son travail sur le respect du produit, sur la qualité, et sur la créativité.

f in You Tube

www.publicisgroupe.com

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> CHRONOLOGIE DE L’HÉRITAGE FAMILIAL

1926

Marcel Bleustein crée Publicis en 1926 au 17, rue du Faubourg Montmartre (Paris, France).

1938

Publicis crée Régie Presse, société indépendante qui vend des espaces publicitaires dans la presse.

1946

Après la guerre, Marcel Bleustein-Blanchet, ayant officialisé son nom de guerre comme pilote (Blanchet), ré-ouvre Publicis.

1954

Publicis contribue à la création de la toute première enquête d’opinion publique en France.

1957

Publicis crée Publicis Corporation à New York et devient la première société française à préparer un développement à l’international.

1958

Publicis ouvre le drugstore Publicis - un bar, restaurant, boutique, kiosque à journaux, tabac et pharmacie ouvert « toute la nuit » (jusqu’à 2 heures du matin) - et révolutionne la vie parisienne.

1968

En octobre 1968, Publicis crée la première publicité télévisée en Francepour le fromage Boursin, vanté par Jacques Duby.

1970

Publicis est coté pour la première fois à la bourse de Paris.

1971

Publicis poursuit sa diversification, crée de nouveaux services dédiés à la promotion des ventes, à la recherche marketing et à la communication en matière de recrutement.

1974

Grâce à ses filiales, Publicis devient le fer de lance incontesté du secteur européen de la publicité et de la communication, et couvre 14 pays sous la dénomination Intermarco/Farner.

1975

Maurice Lévy devient Directeur général de Publicis Conseil.

1980

Publicis crée les filiales de services marketing Intelligences, Idées, Dialogues Conseil, Media Finance et Mundoprint et acquiert une parti participation majoritaire dans Mediasystem, spécialiste de la publicité de recrutement.

1986

Publicis fête son 60e anniversaire, et lance TV6, la première chaîne musicale française.

1987

Publicis met en place sa nouvelle structure de management avec un Directoire présidé par Maurice Lévy et un Conseil de surveillance présidé par Marcel Bleustein Blanchet. La même année, Optimedia, spécialisé dans les média, est lancé en France, au Royaume-Uni et en Suisse. De même, inauguration d’un réseau européen d’agences de marketing direct, qui adoptera plus tard la dénomination Publicis Dialog.

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1988

Publicis engage ses 40 agences européennes et américaines dans une alliance avec FCB, qui possède 176 agences dans 40 pays. Publicis-FCB devient le premier réseau européen (l’alliance dure huit ans).

1992

Publicis crée BMZ, un réseau européen couvrant l’Allemagne, le Royaume-Uni, les Pays-Bas, la Belgique, l’Italie et la France. La société diversifie aussi ses activités dans le marketing événementiel.

1993

Publicis rachète FCA, quatrième réseau de communication en France, avec des bureaux en Europe et aux États-Unis.

1998

Publicis rachète Hal Riney agency et Evans Group.

1999

Publicis rachète Burrell Communications, première agence de communication ethnique afro-américaine à Chicago, Illinois (États-Unis).

2000

Publicis Groupe naît au cours de l’acquisition de l’agence britannique Saatchi & Saatchi. Publicis Groupe est désormais coté sur les bourses de New York et de Paris. Publicis lance Publicis Net, qui offre une gamme complète de services de communication liés à Internet.

2002

Publicis Groupe rachète Bcom3 (Leo Burnett, D’Arcy, Starcom MediaVest, MS&L, BBH (49%), Medicus, Pangea) et s’engage dans un partenariat stratégique avec le leader du marché japonais Dentsu. D’Arcy est démantelé au sein du nouveau Groupe.

2003

Publicis Groupe devient seul propriétaire de ZenithOptimedia (il en détenait 75 % auparavant). Publicis Healthcare Communications Group est créé et réunit Medicus, Saatchi & Saatchi Healthcare, Nelson Communications, Klemtner Advertising et Publicis Wellcare.

2004

Publicis Groupe fait son entrée dans l’indice CAC 40 à la bourse de Paris.

2005

Publicis Groupe rassemble ses différentes entités spécialisées en communication corporate et relations presse/publiques en créant Publicis Public Relations and Corporate Communications Group (PRCC) présidé par Lou Capozzi.

2006

Acquisition de la société belge Duval Guillaume et alignement avec le réseau Publicis. Acquisition de BOZ créé par Alain Sarraf en France, qui rejoint Publicis Healthcare Communications Groupe (PHCG) et renforce les actions santé en France. Zenith Media acquiert une participation majoritaire dans Moxie Interactive, spécialiste des nouveaux médias à Atlanta, GA. Acquisition de Digitas Inc., leader Américain dans le domaine des services marketing et de la communication et interactive avec les marques Digitas, Medical Broadcasting Co (MBC) et Modem Media (MM), permettant à Publicis Groupe d’être un leader mondial de la communication digitale et interactive.

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2007

Acquisition de Business Interactif, le premier groupe français du secteur de la communication numérique et interactive.

2008

Marcel Bleustein-Blanchet, fondateur de Publicis Groupe. Premier français honoré au « American Advertising Hall Of Fame ». Publicis Groupe fait l’acquisition d’Act Now, leader du conseil en développement durable. Act now deviendra Saatchi & Saatchi, agence du réseau Saatchi & Saatchi Worldwide.

Publicis groupe acquiert Emporioasia une des plus grandes agences numériques de Chine.

Publicis Groupe lance Vivaki un nouveau moteur de croissance pour le nouvel environnement des medias et du numérique.

Acquisition par Publicis Groupe de Kekst and Company, Incorporated agence de tout premier rang, mondialement reconnue en relations publiques stratégiques et financières.

Publicis Groupe acquiert l’agence coréenne Portfolio, leader dans le marketing numérique. Portfolio est renommé Publicis Modem Korea.

Cession par Google à Publicis Groupe de Performics Search Marketing (Performics).

2009

Publicis groupe acquiert Razorfish et signe une alliance stratégique avec Microsoft. Publicis Groupe crée MS&L Group, un nouveau réseau mondial de relations publiques et d’événementiel, regroupant MS&L Worldwide, Publicis Consultants et Publicis Events.

2011

Publicis groupe acquiert Rosetta, l’une des agences numériques les plus dynamiques d’Amérique du Nord.

2012

Publicis groupe acquiert 100% de Bartle Bogle Hegarty (BBH). L’acquisition inclut l’agence brésilienne Neogama/BBGH.

2013

Publicis Groupe fusionne ses réseaux digitaux, Digitas et LBi, le premier étant totalement intégré, le second apportant technologie et marketing digital. L’entité constituée, dénommée DigitasLBi, est dirigée par le directeur général de LBi, Luke Taylor, nommé Global CEO de DigitasLBi.

Publicis Groupe et AOL Inc. annoncent qu’ils vont lancer PAL (Publicis AOL Live), première initiative mondiale de publicité en temps réel, à l’ère du marketing multi-écrans.

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ÉLISABETH BADINTER

> ÉLISABETH BADINTER, PRÉSIDENTE DU CONSEIL DE SURVEILLANCE

Fille de Marcel Bleustein-Blanchet, fondateur du Groupe, Élisabeth Badinter est philosophe. Elle est l’auteur de nombreux essais, et a enseigné à l’École polytechnique. Elle a rejoint le Conseil de

Surveillance en 1987 et le préside depuis 1996.

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MAURICE LÉVY

Maurice Lévy rejoint Publicis en 1971 en qualité de Directeur de l’informatique. Un an plus tard, l’incendie de l’immeuble abritant le siège du Groupe au 133 des Champs Elysées, va sceller son histoire commune avec celle de Publicis. Une histoire qui dure depuis plus de 40 ans, jalonnée par les étapes décisives de la construction du Groupe. Sous son impulsion, les grandes avancées stratégiques vont hisser Publicis aux tout premiers rangs mondiaux des groupes de communication.

> MAURICE LEVY,

PRÉSIDENT DU DIRECTOIRE

Après avoir accompli sa mission comme Directeur de l’informatique, Maurice Lévy intègre rapidement l’agence Publicis Conseil, vaisseau amiral de Publicis, dont il est nommé Directeur Général en 1975.

Il y révèle sa passion pour l’univers de la création et le tissage de liens privilégiés avec les clients

Se mettre au service de la croissance des clients, tel est son credo. Pour mieux les accompagner dans leur développement, fin des années 1980, il conduit à marche accélérée, l’internationalisation de Publicis. En 1987, Marcel Bleustein-Blanchet, Président-Fondateur du Groupe nomme

Maurice Lévy, Président du Directoire de Publicis. En 13 ans, le Groupe va s’implanter dans plus de 40 pays.

Pour parachever l’expansion du Groupe, dès la fin des années 90, Maurice Lévy décide d’accélérer le déploiement de Publicis à l’échelle mondiale.

Deux opérations décisives, l’OPA sur Saatchi & Saatchi en 2000 suivie en 2002 de l’acquisition de Bcom3 et leurs intégrations parfaitement réussies, vont offrir à Publicis pas moins de 6 réseaux mondiaux : 3 réseaux créatifs/ publicitaires (Publicis Worldwide, Saatchi & Saatchi, Leo Burnett), 2 réseaux médias (Starcom MediaVest Group et ZenithOptimedia), 1 réseau mondial (Publicis Healthcare Communications Group) dans la santé préfigurant le groupe actuel dans ses structures et son organisation.

Le réseau mondial de PR viendra compléter la gamme.

Mais se profile d’ores et déjà le grand bouleversement sociétal de ces dernières années : la révolution digitale. Maurice Lévy anticipe les profonds changements du monde de la communication et de ses métiers. Désireux de maintenir à Publicis Groupe sa longueur d’avance, dès 2006, il met en oeuvre la stratégie qui va profondément transformer le Groupe : sa mutation vers le tout numérique et son expansion sur les pays à croissance rapide. L’acquisition du numéro 1 de la communication digitale, l’américain

Digitas, finalisée en janvier 2007, marquera le virage stratégique pris par Publicis Groupe, devenu en moins de 5 ans, le leader mondial de la communication numérique. En 2008, le Groupe procède à l’acquisition de Performics auprès de Google, l’un des grands prestataires de services de recherche marketing. En 2009, le Groupe acquiert Razorfish, agence publicitaire et marketing en ligne de Microsoft, et en 2011, Rosetta, autre agence numérique américaine importante. En 2012, le Groupe fait l’acquisition de LBi, grande agence indépendante de communication numérique. Et, en 2013, soulignant son rôle de leader dans ce secteur essentiel en pleine évolution, Publicis Groupe forme DigitasLBi, le plus grand réseau mondial pleinement intégré d’agences numériques.

Fin 2011, Maurice Lévy accepte, à la demande du conseil de surveillance de Publicis Groupe, le renouvellement de son mandat pour une période de quatre ans.

17

L’envergure et le savoir-faire de Maurice Lévy dans l’écosystème numérique ont été confirmés lorsque, en 2011, le président de la République, Nicolas

Sarkozy, le charge d’organiser le Forum eG8, conférence phare qui a rassemblé 1500 professionnels distingués de l’Internet afin de conseiller le sommet du G8 de Deauville en mai 2011 sur les mesures prioritaires nécessaires pour encourager l’économie numérique. En 2006, il préside la Commission française sur les actifs immatériels, dont les travaux ont permis la publication d’un rapport influent sur la politique numérique. Il a également été membre de la Commission française de lutte contre la drogue, et du Comité consultatif de la Banque de France.

De 2009 à 2012, Maurice Lévy a présidé l’Association française des entreprises privées qui représente les 100 principales sociétés françaises. Il est membre du Comité consultatif international du Conseil des relations extérieures de New York, du Conseil de la Fondation du Forum économique mondial de Genève et du Conseil de surveillance de la Compagnie financière Edmond de Rotschild. Il est président du Conseil de surveillance de Iris Capital, entreprise pan-européenne d’investissements dans le numérique.

Maurice Lévy s’est vu décerner la distinction de Commandeur de la Légion d’honneur française, et Grand Officier de l’Ordre national du mérite. En

2004, il a reçu le prix Scopus de l’université hébraïque de Jérusalem. En 2004 et en 2009, la Fondation franco-américaine de New York lui a attribué le prix Benjamin Franklin. En 2008, il a reçu le prix de Leader international de la Anti-Defamation League (ADL) pour son engagement en faveur de la tolérance et de la diversité. Il a été élu « Homme de l’année en communication » par le Delaney Report et par le Grand Prix des agences de l’année, prestigieuse récompense française. En 2011, il a été nommé

« Meilleur manager de l’année » aux Prix BFM. En 2009, 2011 et 2013, le magazine Institutional Investor l’a cité comme « Meilleur CEO européen » du secteur des médias. En juin 2013, l’université de Tel Aviv lui a conféré le diplôme honoraire de Docteur Philosophiae Honoris Causa.

Reconnu dans le monde entier comme l’une des figures les plus éminentes de la communication mondiale, en plus de 40 ans de présence au sein du Groupe dont 25 ans de Présidence du Directoire, Maurice Lévy aura hissé

Publicis Groupe au 3ème rang mondial des groupes de communications avec des performances éclatantes. Un groupe aujourd’hui implanté dans 108 pays, avec un effectif de 60 000 experts.

Né en 1942 à Oudja au Maroc, Maurice Lévy est marié depuis cinquante ans, et a trois enfants et six petits-enfants. Il s’intéresse à l’art moderne et contemporain (il a été Président du Palais de Tokyo), aux antiquités, aux échecs et fait du ski. Il est cofondateur de l’Institut français du cerveau et de la moelle épinière et reste impliqué dans son développement. Il est passionnément engagé pour la paix au Moyen-Orient.

18

LES MARQUES

PUBLICIS

GROUPE

PUBLICITAIRES

Leo Burnett

Arc alpha245 atelier

SAATCHI & SAATCHI

Saatchi & Saatchi SAATCHI & SAATCHI

T YC YOUTH CONNECTION CONILL

PUBLICIS

PUBLICIS MODEM PUBLICIS ENTERTAINMENT

PUBLICIS DIALOG DUVAL GUILLAUME

MARCEL RINEY

B B H

BROMLEY BURRELL we are fallon DPZ

MÉDIA

Starcom MediaVest

GROUP

Starcom SMG MediaVest

Spark SMG Multicultural

LiquidThread

BIG FUEL FROM CONTENT TO COMMERCE

ZenithOptimedia The ROI Agency

Zenith The ROI Agency

Optimedia The ROI Agency

Moxie

Performics Newcast Ninah

19

TECHNOLOGIQUES

VIVAKI

VIVAKI NERVE CENTER

VIVAKI EXCHANGE

NUMÉRIQUES

DigitasLBi

THE THIRD ACT:

365

PHONEVALLEY

prodigious worldwide

razorfish

neue digitale / razorfish wysiwsg

amnesia razorfish DENTSU razorfish

ROSETTA

SPÉCIALISÉES

MSL GROUP

MSL SAS JKL

PUBLICIS CONSULTANTS FRANCE PUBLICIS EVENTS

WOMEN’S FORUM FOR THE ECONOMY & SOCIETY

Building the future with women’s vision

KEKST AND COMPANY

Pbjs

mund com

MAITRE D’CEUVRE DE L’IMAGE

market forward

A Publicis Group of Company

WAM Productions

Publicis Healthcare Communications Group

SAATCHI & SAATCHI HEALTH DIGITAS HEALTH

beacon healthcare razorfish healthcare PUBLICIS TOUCHPOINT SOLUTIONS

Medicus maxcess DISCOVERY CHICAGO in sync Publicis Life Brands

MEDIAS & REGIES EUROPE

mediavision MEDIATRANSPORTS

PRINCIPAUX CLIENTS

Publicis Groupe peut s’enorgueillir d’être au service de quelques-unes des marques les plus prestigieuses et innovantes du monde, dans des secteurs tels que l’industrie automobile, les biens de grande consommation, les services financiers, la santé, les loisirs, les technologies et les télécoms. Nous remercions tous nos clients qui nous permettent de déployer nos talents.

Abbott A Promise for Life Allstate Your’re in good hands. AMERICAN EXPRESS Astra Zeneca Bank of America

Bristol-Myers Squibb Carrefour citigroup The Coca-Cola Company Comcast

DELTA T DIAGEO ebay FIAT

GENERAL MILLS GM Heineken NEW THINKING, NEW POSSIBILITIES JPMorganChase

Kellog’s KRAFT L’OREAL LUXOTICA Mars

i’m lovin it Mead Johnson Nutrition Mercedes-Benz MERCK Microsoft

Nestle Good Food, Good Life NISSAN NOVARTIS orange Pfizer

PHILIP MORRIS INTERNATIONAL P&G RENAULT RIM RICHEMONT

MillerCoors SAMSUNG SANOFI SIEMENS Sprint

O2 TOYOTA UBS Unilever verizon

VW WAL MART Walt Disney Pictures Wendy’s Whirlpool

LES AGENCES

AGENCES PUBLICITAIRES

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

AGENCES SPÉCIALISÉES

AGENCES PUBLICITAIRES

LEO BURNETT WORLDWIDE

Leo Burnett Worldwide est l’un des plus grands réseaux d’agences du monde, travaillant avec certaines des marques les plus respectées. En tant qu’agence de communication HumanKind, elle possède une approche unique : placer une marque au centre de la communication pour la relier de manière vraie avec les gens.

Leo Burnett

> EFFECTIFS

Plus de 9 000 collaborateurs

> PRÉSENT DANS 84 PAYS

> FILIALES

ARC | ATELIER | ALPHA245

> PRINCIPAUX CLIENTS

MCDONALD’S | COCA-COLA | SAMSUNG | PHILIP MORRIS INTERNATIONAL | FIAT | P&G | KELLOGG’S | GM

> PRINCIPALES DISTINCTIONS

55 LIONS AU 59E FESTIVAL

INTERNATIONAL ANNUEL DE LA CRÉATIVITÉ À CANNES | LEO BURNETT A ÉTÉ L’AGENCE LA PLUS PRIMÉE

DE THE ONE SHOW

> TOM BERNARDIN, CHAIRMAN & CEO

L’ année 2012 a été pour Leo Burnett une année de croissance, de diversification et de créativité et nous voyons se profiler à l’horizon la poursuite du succès de nos créations, la croissance de notre activité et l’essor de notre marque.

Sur l’ensemble de nos réalisations, notre créativité et notre philosophie HumanKind se sont imposées.

Leo Burnett s’est révélé l’un des 5 meilleurs réseaux d’agences en Asie-

Pacifique et a obtenu la meilleure performance en Chine.

Nous avons bénéficié d’une croissance exceptionnelle en Amérique latine, due majoritairement à une année remarquable au Brésil.

En Amérique du Nord, nous avons conquis 13 nouveaux clients et généré une croissance organique issue de nos 17 budgets existants. Leo Burnett Toronto s’est vu décerner en tant que réseau le titre d’Agence de l’année, tandis que Leo Burnett Chicago était reconnu Meilleur employeur (Best Place to Work) par Advertising Age pour la deuxième année consécutive. Farmhouse, centre des innovations et des nouvelles créations, a été lancé aux États-Unis.

La Russie a connu une croissance à deux chiffres.

Nous avons renouvelé notre équipe et notre structure de direction,

« The Executive Leadership Team ». Nos 10 leaders d’agence de premier rang garantiront ainsi une performance commerciale améliorée, se concentrant non-stop sur notre croissance et notre produit créatifs.

En 2012, 9 agences ont été nommées n°1 de leur marché, en reconnaissance de leur créativité et de leur efficacité. Nous avons remporté 55 Lions ŕ Cannes, avons été l’agence la plus couronnée de

The One Show, et enfin nous sommes distingués comme le réseau le plus primé pour la troisičme année consécutive ŕ l’occasion des International

ANDY Awards, raflant le titre de Réseau de l’année aux Dubaï Lynx et aux MENA Cristal Awards.

En 2013, nous allons nous concentrer sur plusieurs domaines. Le numérique est prioritaire, sous l’impulsion de nos acquisitions récentes, ainsi que les médias sociaux, segment où nous partons favoris en tant que seul AOR (Agence de référence) globale de Samsung dans le monde. Nous continuons à progresser dans le secteur pharmaceutique, forts de notre récente consécration par Novartis. Enfin, les marchés émergents seront également en haut de l’affiche au cours de l’année à venir.

www.leoburnett.com

AGENCES PUBLICITAIRES

PUBLICIS WORLDWIDE

Présent sur plus de 80 marchés avec plus de 9 000 collaborateurs, Publicis Worldwide est le réseau de création n°1 de Publicis Groupe et le premier réseau d’agences en Europe. Nous avons grandi en Europe, mais notre champ d’action est mondial. À partir de notre positionnement numérique, nous offrons des solutions créatives Lead the Change, services évolutifs et intégrés destinés à un portefeuille équilibré d’entreprises mondiales de premier rang, de marques locales de référence ou émergentes.

PUBLICIS

EFFECTIFS

Plus de 9 000 collaborateurs

PRÉSENT DANS 82 PAYS

FILIALES

PUBLICIS MODEM | PUBLICIS DIALOG

| PUBLICIS SHOPPER | RED LION | MARCEL

| RINEY | TALENT | DUVAL GUILLAUME

| PIXELPARK | BETTERWAY | CARRE NOIR

| AR NEW YORK | 133

PRINCIPAUX CLIENTS

MCDONALD’S | AXA | BNP PARIBAS

| CARREFOUR | CITI | COCA-COLA | HAIER

| HILTON HONORS | HP | L’OREAL | LG

| LUXOTTICA | NESTLE | ORANGE | P&G

| PAYPAL | PERNOD RICARD | RATP

| RENAULT | SANOFI | SEB | SIEMENS

| TELEFONICA | UBS | ZURICH

PRINCIPALES DISTINCTIONS

36 CANNES LIONS | 21 TROPHIES AUX

LONDON INTERNATIONAL AWARDS

JEAN-YVES NAOURI, PRÉSIDENT EXÉCUTIF

Reflet de la stratégie du Groupe, Publicis Worldwide accélère sa transformation en faveur du numérique et des marchés à croissance rapide.

Le réseau s’est adapté au positionnement Lead the Change défini en 2011. Comme nos clients et prospects, notre environnement nous confronte à des changements radicaux : au travers des réseaux sociaux, des communications mobiles, de l’explosion des big data, de l’e-commerce, les comportements changent et les nouvelles zones géographiques nécessitent une nouvelle analyse. C’est dans ce contexte que Publicis Worldwide poursuit ses investissements dans les ressources numériques pour ses clients internationaux et locaux, en interne et par le biais d’acquisitions. Pixelpark, principale agence numérique indépendante en Allemagne et en Suisse, iStrat en Inde, précédées de Gomye et Wangfan en Chine, nous ont rejoints. Nos agences offrent à leurs clients soit une approche totalement intégrée (via les agences Publicis) soit une stratégie numérique pointue, via le réseau spécialiste Publicis Modem.

Parallèlement, le réseau accélère son expansion sur les marchés à croissance rapide. Le Brésil est aujourd’hui notre 3e marché, après la France et les

États-Unis. La forte évolution de la Chine se maintient, avec un new business important avec des clients existants et nouveaux : un bureau s’est ainsi ouvert à Qingdao pour Haier (produits blancs), l’une des premières marques chinoises,

Publicis renforçant son expertise numérique à Beijing.

En Inde, Marketgate, entreprise de conseil marketing, a rejoint le réseau.

L’Asie du Sud-Est, l’Amérique latine, les PECO, l’Afrique (où nous opérons via nos pôles sud-africains, au Ghana et au Nigeria) ont généré une croissance organique supérieure, illustration de l’intérêt accru de ces marchés pour les spécialistes internationaux du marketing.

Les autres marchés ne sont pas en reste ; aux États-Unis, Kaplan Thaler a fusionné avec Publicis NY pour fonder Publicis Kaplan Thaler, notre agence phare. Porté par l’acquisition récente d’AR New York et de son activité à Paris et Shanghai, Publicis a lancé un réseau d’agences spécialisées dans le luxe et la mode.

Enfin, Publicis était particulièrement fier de l’acquisition, le même jour, de BBR, agence de création n°1 en Israël et de Zoom, agence numérique de haut niveau en Palestine, deux agences qui travaillent déjà de concert pour des clients clés. Publicis continue d’investir partout dans les talents. Aux commandes, de nouveaux dirigeants en Australie et en Chine, un nouvel Executive Creative Director au Royaume-Uni, de nouveaux Chief Strategic Planners aux États-Unis et au Royaume-Uni participent au renforcement des équipes numériques.

Saluées par 36 Lions à Cannes (soit mieux qu’en 2011, année record), 21 trophées au London International Awards et réalisant la troisième meilleure moisson de prix lors des Eurobest et Epica Awards, les performances créatives de Publicis sont en plein essor.

www.publicis.com

AGENCES PUBLICITAIRES

SAATCHI & SAATCHI

Saatchi & Saatchi est un réseau de communication et de services intégrés, dont les 140 agences couvrent 76 pays. Nous croyons passionnément dans le pouvoir déraisonnable de la créativité et des idées capables de générer une « fidélité au-delà de la raison », faisant des marques des Lovemarks. Nous sommes la Lovemarks Company.

SAATCHI & SAATCHI

EFFECTIFS

Plus de 6 000 collaborateurs

PRÉSENT DANS 76 PAYS

DIX PRINCIPAUX CLIENTS DU RÉSEAU

DIAGEO/GUINNESS | GENERAL MILLS

| KRAFT FOODS | LENOVO | MEAD

JOHNSON | NOVARTIS | PROCTER & GAMBLE | T-MOBILE | TOYOTA | VISA

EUROPE

PRINCIPALES DISTINCTIONS

36 LIONS REMPORTÉS À CANNES, DONT

14 GOLD | L’ARGENTINE, L’ITALIE, LOS

ANGELES, LA POLOGNE ET PUERTO RICO

ONT ÉTÉ NOMMÉES AGENCES DE L’ANNÉE

« L’emporter n’est pas tout. Ce qui compte c’est le désir de vaincre. »

Vince Lombardi, légendaire coach de football

Dans un monde empreint de volatilité, d’incertitude, de complexité

et d’ambiguïté (VUCA), le désir de vaincre nous a passionnés en 2012, une soif irrésistible de gagner pour nos clients, pour leurs marques et pour Saatchi & Saatchi.

Nous avons obtenu plus de 600 distinctions : 36 Lions à Cannes, dont

14 Golds ; 27 prix lors du FIAP pour l’Argentine seule, dont 2 Grand Prix et

7 Golds, le prestigieux Gold Award des Nations Unies avec « Blood Relations » pour Israël (premier prix attribué à une agence israélienne) ; l’Argentine, l’Italie, Los Angeles, la Pologne et Puerto Rico ont été nommées Agences de l’année et Saatchi & Saatchi X Agence médias de l’année par Shopper.

En new business, nous comptons Big W, Carnival Cruises (Australie), le Parlement européen (Belgique/UE); BRF – Brasil Foods (Brésil), Club Med (France/Monde), COFCO, Guinness, Minute Maid (Chine), Parmalat (Italie), DeLonghi (Japon), Air New Zealand, ASB Bank (Nouvelle-Zélande), Cairn

India, Star Cruises, Lenovo APAC (Singapour), Big Cola (Thaïlande), Lenovo

MOAN (EAU) ; EE (Everything Everywhere), Mattessons, Virgin Strauss Water (RU), Chase Sapphire, Kraft Foods – Capri Sun & Kool Aid, Miller Lite (USA) et Vietnam Mobile (Vietnam). Notre croissance organique provient des clients existants du réseau, dont Mead Johnson, Novartis, Procter & Gamble et Toyota.

Notre offre numérique s’est étoffée. Agence numérique de premier rang,

Arachnid nous a rejoints en Malaisie ; l’agence médias sociaux et numériques Outside Line a rejoint Saatchi & Saatchi Londres ; Saatchi & Saatchi Paris et l’agence numérique Duke ont fusionné pour créer Saatchi & Saatchi Duke.

La fonction de CEO a été renouvelée en Belgique, sous la houlette d’Yves Van Landeghem, en Inde avec Matthew Seddon, en Scandinavie avec Thomas Falck, en Thaïlande avec Mark Cochrane, aux États-Unis avec Durk Barnhill (New

York) et enfin avec Annie Longsworth, chez Saatchi & Saatchi S.

La recherche consacrée aux Lovemarks s’est poursuivie. Les AMR Lovemarks

SnapshotsTM couvrent désormais plus de 5 000 marques, réalisant plus de

600 études dans 48 pays. Les AMR Lovemarks LoveTracksTM suivent l’avancement des marques jusqu’à l’obtention du statut de Lovemark, recensant forces et faiblesses vis-à-vis de la concurrence et apportant une référence stratégique pour le développement de la marque.

Saatchi & Saatchi. Wanting to Win.

www.saatchi.com

AGENCES PUBLICITAIRES

BBH

Fondée à Londres en 1982, BBH est l’une des agences de publicité parmi les plus reconnues dans le monde. Ses sept bureaux forment le microréseau créatif de référence, pour des clients tels qu’Audi, Axe, British Airways, Google, The Guardian, Johnnie Walker et Perfetti Van Melle.

BBH

> EFFECTIFS

979 collaborateurs

> FILIALES

ZAG – BRAND CONSULTANCY AND VENTURING | BBH LABS – INNOVATION UNIT

> IMPLANTATIONS

LONDRES | LOS ANGELES | BOMBAY | NEW YORK | SAO PAULO

| SHANGHAI | SINGAPOUR

> PRINCIPALES DISTINCTIONS

WEBBYS INTERACTIVE : AGENCE DE L’ANNÉE | CAMPAIGN AGENCY OF THE YEAR | ADWEEK : CAMPAGNE DE L’ANNÉE | CANNES : GRAND PRIX FOR EFFECTIVENESS

> GWYN JONES, CEO

L’année 2012 aura été une année charnière pour BBH. Nous fêtions en avril notre 30e anniversaire et trois mois plus tard, nous devenions pour la première fois membre à part entière de la famille de Publicis Groupe.

Cette nouvelle ère a également été marquée par l’évolution de la direction de l’entreprise et la nomination d’une nouvelle équipe exécutive pour permettre à l’agence de progresser.

Il devenait vital de démontrer la qualité de ce qui avait fait notre réputation jusqu’à présent, et de prouver notre indéfectible respect de nos principes fondateurs et du succès de nos clients. Nous avons réussi à gagner ce challenge, notamment en Amérique du Nord, où nous étions confrontés à de considérables défis.

Notre travail pour The Guardian s’est transformé en l’une des campagnes les plus commentées dans le monde. Aux États-Unis, Time Magazine a nommé publicité de l’année « Dear Sophie », notre spot publicitaire pour Google. En Asie, la campagne « National Night » de Mentos a suscité une couverture média dans le monde entier, et a été distinguée Campagne de l’année lors des Hall of Fame Awards.

À Cannes, outre le Grand Prix, nous avons reçu une avalanche de distinctions (2e agence de création la plus primée dans le monde). Webbys nous a choisis comme Agence interactive de l’année et BBH Londres a connu une année remarquable, nommée 9 fois Agence de l’année, notamment par les revues Campaign, Marketing, et Creative Review ainsi que par la BTAA, qui récompense les meilleures campagnes diffusées à la télévision en Grande-Bretagne.

Le new business a soutenu nos performances, grâce aux budgets confiés par Old El Paso et RAC notamment. Enfin, notre plus belle réussite vient peut-être de Chine, avec le mandat de lancement de la marque automobile Qoros, un important tremplin pour la croissance à venir.

Reste ŕ relever le défi d’étendre notre part de marché dans le segment du numérique. Nous sommes sur la bonne voie : grâce au soutien du Groupe, nous avons fait l’acquisition, à la fin de l’année, de l’agence mobile suédoise

Monterosa. Collaborant déjà occasionnellement avec notre agence de Singapour, Monterosa a joué un rôle important dans l’obtention de nouvelles missions de taille, Red Bull par exemple, en partenariat avec notre bureau de Los Angeles.

Indéniablement, c’est notre unité « Innovation contenus » de Los Angeles qui a construit notre actualité la plus brûlante, nous permettant d’initier une collaboration avec Scooter Braun et son vivier de talents, dont l’inimitable Justin Bieber.

www.bartleboglehegarty.com

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

STARCOM MEDIAVEST GROUP

Pour Starcom Mediavest Group (SMG), les expériences comptent. Elles construisent les marques et leur confèrent une autre dimension. Au XXIe siècle, nous mettons en œuvre le pouvoir des individus, de la technologie et du marketing au travers des outils multicanaux, des données et des contenus, et nos expériences valorisent les hommes et les marques.

> EFFECTIFS

7 300 collaborateurs

> FILIALES

STARCOM | MEDIAVEST | SPARK | BIG FUEL | TAPESTRY | MV42 | LIQUIDTHREAD | SMG PERFORMANCE MARKETING

> PRÉSENT DANS 78 PAYS

> PRINCIPAUX CLIENTS

COCA-COLA | P&G | MICROSOFT | WALMART | SAMSUNG | MONDELEZ | KRAFT | SPOTIFY | KELLOGG’S

> PRINCIPALES DISTINCTIONS

FORRESTER A NOMMÉ SMG LEADER DU NEW INTERACTIVE LANDSCAPE | AVEC PRÈS DE 300 PRODUITS RÉCOMPENSÉS, SMG A VÉCU EN 2012 SON ANNÉE LA PLUS FRUCTUEUSE

> LAURA DESMOND, GLOBAL CEO

En 2012, SMG a progressé dans les domaines fondamentaux : la croissance (deux fois et demie la moyenne du marché), la convergence du paysage des médias achetés, contrôlés et obtenus et la progression de la sphère numérique, des contenus, des données et de l’analyse numérique.

SMG a remporté 235 compétitions internationales, la majorité axées sur l’intégration numérique et analogique dans un monde multi-écrans : la consolidation mondiale de Heineken, P&G en Grande Chine, Virgin Mobile en Australie, Taco Bell et Travelers aux États-Unis. Ses recettes numériques ont progressé de 30%, dont 70 % via les médias mobiles et sociaux. Avec 35 % de ses recettes issues du numérique, des données et des contenus,

SMG se classe première agence de médias numériques dans le monde.

Pionnière de la convergence du « Paid, Owned, Earned », SMG est à l’origine d’outils d’analyse tels que POEM et Pathfinder. Destinés aux mesures progressives multicanales, ils intègrent données achetées, contrôlées et obtenues, et augmentent le ROI.

Agence partenaire n°1 de Facebook, de Google et de Microsoft, SMG s’assure un fort impact aujourd’hui, mais aussi demain, grâce à des tests et des enseignements qui préfigurent les innovations et les formats numériques à venir. Nous sommes partenaires de ShareThis pour l’élaboration du Social Quality Index, indice d’évaluation des contenus web partagés et d’utilisation optimisée des médias sociaux.

La division Contenus de SMG, LiquidThread, développe plus de 400 projets de contenus pour 25 clients, sur supports numériques, télévisuels, mobiles, sociaux... Big Fuel se concentre sur les stratégies pour les médias sociaux, les campagnes créatives, les outils d’analyse. Notre plateforme d’édition

Link.d3 développe les technologies de définition, conception et distribution des contenus sociaux.

SMG a inauguré ECHO, boîte à outils propriétaire qui utilise les données sociales pour mieux comprendre les comportements grâce à la surveillance, l’activation et l’analyse. Approfondissant l’analyse pour mieux fédérer les audiences, SMG renforce sa domination dans la télévision adressable. Notre première campagne aux États-Unis via DIRECTV et DISH a ciblé un public de plus de 15 millions de personnes. Notre plan médias inaugural, 100 % publicité télévision adressable, était réalisé pour le compte de

Warby Parker. Enfin, notre nouvelle offre Zeebox pour Comcast et NBC fera entrer l’expérience télévisuelle aux États-Unis dans une dimension d’interactivité inconnue.

www.smvgroup.com

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

ZENITHOPTIMEDIA

Le succès de ZenithOptimedia est le résultat de sa focalisation sur le Retour sur investissement (ROI) qu’elle assure à ses clients. En 2012, ce positionnement s’est encore renforcé au travers du Live ROI, une évaluation dynamique et en temps réel des effets positifs du marketing clients, un éclairage sur la façon dont les budgets sont utilisés.

> EFFECTIFS

6 294 collaborateurs

> PRÉSENT DANS 74 PAYS

> FILIALES

ZENITH | OPTIMEDIA | NEWCAST | PERFORMICS | MOXIE | NINAH

> PRINCIPAUX CLIENTS

AVIVA | BA | LACTALIS | L’ORÉAL | LVMH | NESTLÉ | NEWS CORP | ORACLE | PUMA | RECKITT BENCKISER | RICHEMONT | SANOFI | TELEFONICA/O2 | TOYOTA/ LEXUS

> PRINCIPALES DISTINCTIONS

2 MEDIA LIONS + 1 LION BRANDED

CONTENT À CANNES | MEILLEURE AGENCE

+ 3 PRIX DANS LES CATÉGORIES AUX

EUROPEAN SEARCH AWARDS

> STEVE KING, CEO WORLDWIDE

Au début de l’année 2012, les faibles perspectives économiques et la confiance en berne des consommateurs indiquaient clairement un contexte économique défavorable. Si notre équipe dirigeante ne s’est pas trompée en anticipant un repli des opportunités de new business, elle a aussi su comprendre que c’était une réelle possibilité de renforcer les relations avec nos principaux clients.

En prévision, nous avons effectué une réorganisation de l’équipe de direction et renforcé nos équipes en service client, numérique, finance et ressources humaines.

Une nouvelle architecture de marque, incorporant toutes les opérations spécialisées de ZenithOptimedia, a vu le jour au début de 2012. En tant qu’agence du ROI, ZenithOptimedia disposait déjà de la proposition de marque la plus largement reconnue par ses clients ; le Live ROI est venu revitaliser cette offre !

Enfin, nous avons fait un effort de cohésion pour rassembler compréhension active, engagement dynamique et performance en temps réel.

Nous avons également étoffé nos opérations avec des technologies et des outils nouveaux, cogérés avec VivaKi, principalement dans la sphère numérique, garantie d’efficacité et de cohérence des investissements de nos clients dans le numérique.

En dépit du contexte économique, nous avons mis en place, à l’intention de nos jeunes collaborateurs, des programmes très réussis (Live My Life), leur réservant la possibilité de découvrir la culture et la vie de différents marchés géographiques.

En fin d’année, ce type d’initiatives nous a assuré le retour le plus fort et le plus puissant de notre vivier de talents mondiaux, ainsi qu’une reconnaissance extérieure, sous la forme notamment d’un Gold d’Investors in People pour nos activités au Royaume-Uni.

ZenithOptimedia reste pionnier : nous étions la première agence de publicité à s’installer en Chine. Notre expansion géographique s’est accélérée grâce à un grand nombre d’acquisitions, principalement en Argentine et en Inde. Résultat : en fin d’année, ZenithOptimedia avait généré une croissance et des recettes records, maintenant sa position de 1er réseau d’agences de communication en termes de croissance (Source : RECMA, 2004-2011).

Enfin, ce qui est plus significatif encore, nous avons étoffé le spectre de notre collaboration auprès de 19 de nos 20 clients vedettes, et ainsi nos recettes.

www.zenithoptimedia.com

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

DIGITASLBi

DigitasLBi est le plus complet des réseaux numériques mondiaux. DigitasLBi, présent dans 25 pays, réunit 5 700 des meilleurs experts du digital et des technologies numériques. Son portefeuille de clients comprend American Express, Coca-Cola, Delta, eBay, Johnson & Johnson, L’Oréal, Mondelez, Nissan, P&G, Sprint and Starbucks.

DigitasLBi

> EFFECTIFS

5 700 collaborateurs

> PRÉSENT DANS 25 PAYS

> PRINCIPAUX CLIENTS

AMERICAN EXPRESS | COCA-COLA | DELTA | EBAY | JOHNSON & JOHNSON | L’ORÉAL | MONDELEZ | NISSAN | P&G | SPRINT | STARBUCKS

> PRINCIPALES DISTINCTIONS

AGENCE DE L’ANNÉE : GOLD D’OMMA

MAGAZINE - DIGITAS USA | PROMOTION

MARKETING AWARDS EN ASIE - DIGITAS INDE

> RISHAD TOBACCOWALA, CHAIRMAN

> LUKE TAYLOR, CEO

DigitasLBi a une solide assise dans le numérique, couvrant notamment les bases de données, le marketing direct, les médias sociaux, les outils de recherche et la création de plateformes. DigitasLBi offre aux clients des services d’une ampleur inégalée dans toutes les disciplines numériques : stratégie, analyse de données, marketing de la performance, design, e-commerce, stratégie de marque, développement de contenu, mobile, études de marché, CRM, outils de recherches et médias sociaux, entre autres.

DigitasLBi offre un ensemble de technologies et de produits souples et adaptables ŕ tout l’éventail des besoins des clients, de l’engagement des consommateurs au développement et à la création et publication de contenus « sense-and-respond », en passant par les relations marketing en temps réel.

DigitasLBi dispose d’une longue expérience du numérique et des services complets et efficaces dans toutes les disciplines. DigitasLBi a une solide expérience et des services multicanaux. Avec l’acquisition de Bigmouthmedia en 2010 et de MRY en 2011, l’agence a complété ses ressources en création, technologie et expérience utilisateur par un vrai savoir-faire dans les médias sociaux et les outils de recherche. En 2012, DigitasLBi a reçu plus de 200 récompenses au niveau mondial. Digitas a gagné deux Lions Grand Prix et quatre Lions d’Or ŕ Cannes, tandis que LBi a décroché le prix SXSW People’s Choice. Digitas a été récemment nommée Agence de l’année 2012 par OMMA et LBi UK a été nommée Agence de l’année 2012 par le magazine Marketing.

f www.digitaslbi.com

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

RAZORFISH

Razorfish, agence numérique la mieux classée selon l’A-List d’Advertising Age, est l’une des premières spécialistes au monde du marketing et des technologies. Au travers d’expériences qui transforment notre secteur, nous aidons nos clients ŕ renforcer leur marque, grâce à la rencontre de la créativité, des technologies et des médias.

razorfish

> EFFECTIFS

2 500 collaborateurs

> IMPLANTATIONS

FRANCFORT | HONG KONG | LONDRES | SÃO PAULO | SHANGHAI | SYDNEY | ÉTATS-UNIS : ATLANTA | AUSTIN | CHICAGO | NEW YORK | PHILADELPHIA

> PRINCIPAUX SUCCÈS EN 2012

ACTIVISION | DHL INTERNATIONAL | EXPRESS | HSN | SAMSUNG

> PRINCIPAUX CLIENTS

DELTA | MICROSOFT | MERCEDES-BENZ USA | SAMSUNG

> RISHAD TOBACCOWALA, CHAIRMAN

> PETE STEIN, CEO

Notre accession l’an dernier au meilleur classement des agences numériques sur l’A-list d’Ad Age n’était qu’un début.

La reconnaissance de l’industrie est là. LinkedIn nous a classés 15e meilleur employeur aux États-Unis et 31e dans le monde. Nous figurons dans les Business Transformers de l’Agency Report de Forrester et dans les Leaders de son Mobile Wave, ainsi que dans l’Agency Report de Gartner.

Les créations pour nos clients (Audi City, Samsung Galaxy SIII, etc.) n’ont jamais été aussi audacieuses. Plus enthousiasmante encore est notre croissance, issue du positionnement de Razorfish face à un futur où technologie, créativité et médias seront interdépendants, les Directeurs Marketing consacrant plus de temps à la technologie que les DSI. En 2012 :

pour associer marketing numérique et commerce, nous avons acquis Longtuo en Chine, engagé un interlocuteur de choix pour la gestion mondiale du commerce en ligne, inauguré le laboratoire Emerging Experiences et développé deux plateformes, 5D et Bodymetrics, suscitant des contrats internationaux auprès d’Express, HSN, Sephora et Uniqlo. Élaboré par Razorfish, uniqlo.com a été reconnu par BusinessWeek comme « la prochaine génération de l’expérience e-commerce », dépassant de 354 % les prévisions de chiffres de vente dès le 1er jour ! Prochainement, des partenariats avec les principaux acteurs du commerce et du marketing numériques élargiront notre offre de solutions intégrées ;

nous proposons aux opérateurs marketing FluentTM, plateforme logicielle de services pour cibler, distribuer et gérer les campagnes et l’empreinte numérique de nos clients. Une proposition FluentTM pour Delta Air Lines est en cours de finalisation. Alors que de nombreuses agences voient leur revenu se réduire, la diversification de nos revenus et le remodelage de notre agence ont apporté d’importantes recettes sous forme de droits d’usage de licences ;

alors que les investissements médias de nos clients se déplacent, notre nouvelle division Strategic Alliances Practice co-crée des opportunités marketing associant contenu, annonces et applications en collaboration avec Google, LinkedIn, Twitter, Facebook, Microsoft et Yahoo! L’an dernier, une initiative de storytelling à partir de plateformes internet a été gérée pour Delta. Des projets suivront pour Samsung et Mercedes-Benz.

À tout point de vue, 2012 s’est révélée une année phare. Et ce n’est pas fini !

f in www.razorfish.com

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

VIVAKI

Depuis 2008, l’objectif de VivaKi est d’accélérer la mutation numérique et l’expertise de Publicis Groupe. Numéro 1 mondial des solutions publicitaires numériques, nous collaborons avec les acteurs de référence dans l’univers évolutif de la consommation. Nos produits et solutions clients reflètent les besoins actuels de nos clients. Les outils de demain sont déjà en incubation.

VIVAKI

> EFFECTIFS

363 collaborateurs

> IMPLANTATIONS

USA | RU | FRANCE | CHINE | ESPAGNE | ALLEMAGNE | SCANDINAVIE | MOYEN-ORIENT & AFRIQUE DU NORD | AMSTERDAM | SINGAPOUR | AUSTRALIE | NOUVELLE-ZÉLANDE

> PRINCIPAUX CLIENTS

TOUTES LES AGENCES DE PUBLICIS GROUPE

> PRODUITS

AUDIENCE ON DEMAND (AFFICHAGE, VIDÉO, MOBILE, RÉSEAUX SOCIAUX) | SEARCH HUB | BENCHTOOLS | SKYSKRA-PER (DATA) | VIVAKI VENTURES | VIVAKI PARTNERSHIPS | THE POOL

> FRANK VORIS, CEO

VivaKi a commencé l’année 2012 en accueillant 350 personnes au Consumer Electronics Show. Notre programme personnalisé de trois jours comprenait une visite guidée du stand et la possibilité de rencontrer 20 des start-ups et agences technologiques les plus en vue. Le succès fut tel que nous avons organisé un second événement à New York, accueillant 12 entreprises et leaders d’opinion de la communauté des investisseurs privés.

Audience on Demand (AOD) figure au rang de nos meilleures success-stories, avec plus de 219 milliards d’impressions mondiales, plus de 500 clients et une présence sur 17 marchés, dont la Belgique, l’Italie, la Pologne, la Russie, Singapour et les Émirats arabes unis en 2012. VivaKi Verified reste l’un de nos quatre principaux atouts concurrentiels, avec 18 000 sites approuvés pour l’AOD Display et 2 300 sites pour l’AOD Vidéo. Cette année, AOD Australie a lancé le premier achat mondial d’espace multiplateforme, optimisé pour la vidéo, le mobile, l’affichage et les tablettes via une plateforme unique en temps réel.

Nos autres produits et solutions ont également connu un grand succès :

Facebook nous a attribué le label Insights de Preferred Marketing Developer (PMD) pour sa nouvelle technologie propriétaire d’amplification des contenus, Amplif.r, première attribution de cette distinction à une entreprise multinationale.

The Pool a finalisé deux nouveaux axes de recherche aux États-Unis : la vidéo en ligne (en partenariat avec AOL) et les tablettes. Le Royaume-Uni et la France ont respectivement accédé aux cinquième et sixième rangs des marchés mondiaux, qualifiant ASq de modèle publicitaire de vidéo en ligne optimal, et Dubaï a élu Tri-Ad modèle gagnant pour l’affichage au Moyen-Orient et Afrique du Nord.

Les partenariats de VivaKi ont renforcé la collaboration avec les leaders sectoriels (Google, Microsoft, Facebook, BlueKai, VINDICO, etc.). L’équipe a cultivé de nouveaux partenariats avec des entreprises émergentes telles que Medialets, Evidon et The Echo System.

Benchtools a été totalement réécrit, intégrant des fonctionnalités améliorées, dont Benchtools Next Generation, un outil d’optimisation de la recherche stratégique.

Nous avons terminé l’année 2012 avec deux annonces : le départ à la retraite de Jack Klues et l’évolution de VivaKi, passant de plateforme de collaboration à pôle commercial. VivaKi est désormais un portail unique pour les produits, les solutions et technologies. Fidèle à l’esprit Un pour tous, tous pour un, nous sommes prêts à défendre stratégiquement l’avantage concurrentiel de nos agences, les guidant vers un succès tout numérique.

f in www.vivaki.com

AGENCES MÉDIAS & AGENCES NUMÉRIQUES

ROSETTA

Rosetta est une agence interactive de conseil, taillée pour adapter le marketing au monde numérique. Notre mission est de générer une croissance rentable en appliquant notre connaissance intime des consommateurs et de leurs parcours d’achat au service des marques et des stratégies commerciales de nos clients.

ROSETTA

> EFFECTIFS

1 100 collaborateurs

> IMPLANTATIONS

PRINCETON | NEW YORK | CHICAGO | CLEVELAND | SAN JOSE | SAN FRANCISCO | SAN LUIS OBISPO | LOS ANGELES

> PRINCIPAUX CLIENTS

ALLERGAN | AUTODESK | AVNET | BEIERSDORF | CHASE | LENOVO | LUXOTTICA | NATIONWIDE | OFFICEMAX | SONY ENTERTAINMENT NETWORK | UNISOURCE

> PRINCIPALES RÉCOMPENCES

COMMUNICATION ARTS ILLUSTRATION ANNUAL AWARDS - FLEISHER’S | BEST OF SHOW, W3 AWARDS - ALLERGAN

> TOM ADAMSKI, CEO

En 2012, nous avons renforcé et recentré la gestion personnalisée de cycle de vie et Commerce+ au cœur de l’offre unique de Rosetta. Cela nous a valu d’être nommés Strong Performer dans trois études menées par Forrester. Notre approche unique par spécialité dans la santé, les services financiers et les technologies et la télécommunication s’est confirmée comme facteur de différenciation.

Leader reconnu du segment e-commerce, principal partenaire d’IBM pour l’implémentation de « WebSphere » en Amérique du Nord, nous n’avons de cesse de consolider une collaboration de plus de 10 ans, alimentée par une progression de 100 % des recettes et un projet offensif pour saisir les opportunités d’un marché en croissance. Nous nous réjouissons de travailler avec IBM sur la scčne mondiale, dans l’objectif de faire évoluer nos revenus communs de 100 millions USD en 2013 à 300 millions USD d’ici 2015.

Rosetta reste le pionnier du décodage des comportements de consommation, du cycle de vie complet des clients et des motivations ultimes de choix des marques. Nous avons élaboré notre propre approche de l’identification des besoins, attitudes et croyances du public prioritaire de nos clients, et de la transformation du ressenti en expériences pertinentes et interactions sur chaque canal de référence et à chaque stade du parcours d’achat. De la notoriété à la fidélité, nous concevons programmes et plateformes sollicitant l’engagement des consommateurs, des relations rentables et durables dont l’impact commercial est quantifiable pour nos clients.

En 2012, notre moisson de new business s’est élevée à plus de 40 millions USD, associée à une solide expansion de notre travail pour Allergan, Beiersdorf, Chase, Lenovo, Nationwide, OfficeMax et Sony Entertainment Network. Ces clients nous ont assuré une croissance à deux chiffres dans la santé et plus de 30 % de croissance dans les services financiers, et nous ont positionnés pour préparer une progression dans la technologie et les télécommunications. Nos divisions de conseil et de technologie et télécommunications ont engagé plusieurs leaders clés de l’industrie.

Nous sommes fiers de nos distinctions prestigieuses, dont le Communication Arts Annual Illustration Award pour Fleisher’s, le Best of Show W3 pour Allergan, un Platinum aux Marcom Awards pour Otsuka Breathtek, l’Archive 2012 de Luerzer pour BOAKS et le Best Events Website de Web Awards pour notre campagne pour water.org. Enfin, cinq membres de l’équipe Rosetta ont été choisis parmi les « 40 under 40 » de Direct Marketing News.

f www.rosetta.com

AGENCES SPÉCIALISÉES

MSLGROUP

MSLGROUP est le groupe de communication et d’engagement stratégiques de Publicis Groupe, un conseil opérant sur toute la chaîne de la stratégie de communication : des RP consommateurs à la communication financière, des relations publiques à la gestion d’image et de la communication de crise à l’événementiel.

MSLGROUP

> EFFECTIFS

Plus de 3 400 collaborateurs

> PRÉSENT DANS 22 PAYS

> TRAITS DISTINCTIFS

L’UN DES QUATRE PRINCIPAUX RÉSEAUX DE RP AU MONDE | LE PLUS GRAND RÉSEAU DE RP EN CHINE, INDE ET EUROPE | COLLABORATION AVEC UN QUART DES 100 MARQUES LES PLUS COTÉES AU MONDE

> OLIVIER FLEUROT, CEO

L’année dernière a été fantastique pour MSLGROUP. Nous devons ce succès au travail de nos équipes et à la confiance de nos clients. À la différence de la concurrence, nous avons été en 2012 le seul réseau mondial (4e rang) à progresser en termes de recettes, avec une croissance à deux chiffres. Nous étions déjà le plus grand réseau de RP en termes de revenus dans les pays à croissance rapide tels l’Inde et la Chine, nous avons accédé en 2012 à la première place en Europe. En parallèle à notre forte empreinte en Amérique du Nord et en Europe, nous renforçons notre ancrage, notre expertise et notre base clients en Asie, un exploit reconnu par l’homologue de PR Week, Campaign Asia, qui a nommé MSLGROUP Asie PR Network of the Year, tandis que Holmes Report qualifiait MSL China de China Consultancy of the Year.

Notre expansion nous permet de mieux servir nos clients, sur chaque continent et sur l’intégralité du spectre de la communication. En 2012, nombreux sont ceux qui nous ont confié de nouvelles missions importantes : P&G pour le budget mondial de Vicks Business ; Haier (leader mondial des produits blancs en parts de marché) pour sa communication multimarché et Siemens, qui a étendu sa collaboration sur les « villes durables ».

En 2012, nous avons également lancé une nouvelle offre clé pour nos clients : PurPle. Les entreprises citoyennes sont passées du vert (l’environnement) au bleu (la durabilité) puis au PurPle (purpose + people [personnes]). Objectif, participation et performance : c’est sur ce trépied, nous en sommes convaincus, que PurPle peut bâtir la nouvelle orientation d’une entreprise, déclencher des réactions dans la société et dynamiser le partage de valeur pour l’entreprise, les communautés auxquelles elle appartient et ses actionnaires.

Si notre activité s’est étendue en 2012, notre famille aussi : en juillet, le très respecté CNC Networking and Communications Consultancy a rejoint MSLGROUP, apportant puissance de feu et talents à nos équipes mondiales de gestion d’image, de communication financière, de gestion de crise et de relations publiques. Nous avons accueilli deux agences de marketing spécialisé en Asie, King Harvests et Luminous, ajoutant un poids lourd à notre offre de marketing expérientiel mondial.

Un tel élan, loin des perspectives sombres tout particulièrement en Europe, permettra, j’en suis certain, à MSLGROUP de poursuivre son expansion cette année, grâce à des talents hors pair au service de ses nombreux nouveaux clients, convaincus de la qualité de notre conseil.

f in www.mslgroup.com

AGENCES SPÉCIALISÉES

PUBLICIS HEALTHCARE

COMMUNICATIONS GROUP

Plus grand réseau mondial d’agences spécialisées dans le domaine de la santé, PHCG gère 12 marques d’agences de haut niveau spécialisées dans la promotion de solutions innovantes dans la publicité, l’éducation médicale, la vente et le marketing, le numérique, l’accès au marché et les questions médicales et scientifiques.

Publicis Healthcare Communications Group

> EFFECTIFS

5 000 collaborateurs

> MARQUES

SAATCHI & SAATCHI HEALTH | PUBLICIS LIFE BRANDS | DIGITAS HEALTH | RAZORFISH HEALTHWARE | DISCOVERY | MEDICUS INTERNATIONAL | PUBLICIS TOUCHPOINT SOLUTIONS | IN-SYNC | PUBLICIS HEALTH MEDIA | MAXCESS MANAGED MARKETS | PUBLICIS HEALTHCARE CONSULTING | PUBLICIS CARE

> PRINCIPALES DISTINCTIONS

RX CLUB SHOW AWARDS | GLOBAL AWARDS | CLIO HEALTHCARE AWARDS | IPA BEST OF HEALTH AWARDS

> NICK COLUCCI, CHAIRMAN & CEO

Pour la troisième année consécutive, Advertising Age a classé PHCG premier réseau mondial de communication dans le domaine de la santé. Un réseau est grand par la pertinence et l’efficacité de sa promesse de marque : promesse tenue en 2012, en partie grâce à une transformation essentielle.

Nous avons aligné nos marques à travers les frontières, réinventé notre offre et fait de la collaboration notre norme, afin d’être, pour nos clients, des partenaires à l’échelle mondiale, capables de délivrer un résultat sur toute la chaîne de produits de communication.

Sam Welch dirige aujourd’hui le groupe intégrant Saatchi & Saatchi Health, Razorfish Healthware et Discovery, tandis qu’Ashley Kuchel est à la tête du groupe comprenant Publics Life Brands, Digitas Health et Medicus International.

Nous avons acquis UBS Business Solutions début 2012, puis poursuivi notre expansion en Chine grâce au succès remporté par notre division Publicis Touchpoint Solutions avec l’ouverture d’un centre de services clients intégré à Shanghai, sous la houlette de Rick Keefer.

Constatant la sous-représentation des médias dans le secteur de la santé et du bien-être, nous avons mondialisé la division médias de Digitas Health en créant un nouveau pôle commercial, Publicis Health Media, conduit par Matt McNally. Nous sommes la première agence de médias spécialiste du secteur de la santé, avec une proposition véritablement unique : une vraie expertise médias, un produit local, une présence sur les marchés.

Cette nouvelle organisation nous a permis de répondre à un nombre plus important d’appels d’offres, et d’augmenter notre taux de succès. En octobre, Pfizer a consolidé son activité mondiale OTC et sur ordonnance autour de trois réseaux internationaux, dont Publicis Groupe et PHCG. Ce client s’appuie sur toute notre présence géographique, faisant appel à de nombreuses agences pour offrir les meilleurs résultats dans toutes nos spécialités : stratégie de marque, numérique ou communication médicale.

Nombreux sont les pessimistes quant à l’avenir du secteur de la santé. Nous sommes éternellement enthousiastes. Les outils de développement de nouveaux traitements progressent, la demande aussi, et les ventes sont en expansion. Sur fond de vieillissement de la population et de surcharge pondérale en hausse, les experts voient le secteur de la santé et du bien-être comme un marché prometteur. Là où se trouvera la croissance, les opportunités suivront, et nous répondrons présents.

f in www.publicishealthcare.com

AGENCES SPÉCIALISÉES

MÉDIAS ET RÉGIES EUROPE

L’année 2012 fut une année de consolidation du chiffre d’affaires du groupe Médias et Régies Europe. Malgré un contexte économique difficile et incertain, Médias et Régies Europe a su conserver son leadership dans l’affichage transports et l’a accru auprès des exploitants de réseaux cinéma. Les secteurs de la presse écrite et de la radio ont, eux, rencontré une situation plus délicate. La maîtrise des coûts dans l’ensemble des filiales de la branche permet à Médias et Régies Europe de continuer à contribuer aux résultats de Publicis Groupe.

MEDIAS & REGIES EUROPE

> EFFECTIFS

650 collaborateurs

> ANNONCEURS

PLUS DE 3 000 ANNONCEURS COUVRANT TOUT TYPE DE SUPPORTS

> PRINCIPAUX CLIENTS

CGR | EUROPE 1 | GAUMONT PATHÉ | KÉOLIS | KINÉPOLIS | LE MONDE | LIBÉRATION | MK2 | RATP | RFF | SNCF

> BENJAMIN BADINTER, CEO

L’année 2012 a été très contrastée pour Médiatransports : le chiffre d’affaires de Métrobus a baissé de plus de 6 % et celui des gares augmenté de plus de 14%, grâce à l’installation progressive de 830 panneaux numériques. Les difficultés de Métrobus s’expliquent par l’attractivité de plus en plus faible des bus, alors que le métro voit son chiffre se maintenir grâce à l’installation de plus de 400 panneaux numériques. L’année 2013 s’annonce difficile, mais les nouveaux produits mis en place permettront d’affronter cette difficulté.

Dans la presse, le déclin de la diffusion des journaux pèse sur les recettes publicitaires. Face à cette conjoncture très défavorable, M Publicité, qui regroupe l’ensemble des titres du Monde et dont nous sommes actionnaires à 34%, tire remarquablement son épingle du jeu. Son chiffre d’affaires est en hausse, grâce à la qualité des équipes commerciales et à l’introduction d’une nouvelle formule du Monde 2, devenu M Magazine.

Après un bon début d’année, Libération a vu sa diffusion et ses recettes baisser au second semestre, mais s’approche de l’équilibre financier sur l’année. Libération Médias, dont MRE est actionnaire à 49%, connaît un résultat excédentaire grâce à la progression des recettes publicitaires jusqu’en septembre 2012 et à la révision de ses conditions d’exploitation.

La production française se porte toujours bien : les films français représentent, comme en 2011, un peu plus de 40 % des entrées.

Médiavision a fermé son atelier argentique en juillet 2012. À l’issue d’une progression de plus de 80 % l’an passé, ses résultats sont stables en 2012, avec un premier semestre en baisse de 9 % et un second en hausse de 9,2%, malgré la diminution des entrées et l’arrêt de la publicité locale.

L’année 2012 aura été riche en succès pour Médiavision : le gain du réseau CGR, 3e exploitant français avec près de 20 millions d’entrées annuelles ; la reconduction des contrats de régie de Gaumont Pathé et MK2, face aux offres concurrentes de chaînes de télévision, a traduit la confiance que nous portent les exploitants historiques ; UGC a confié sa régie à Canal+, et ScreenVision, concurrent historique, a arrêté son activité fin 2012, incitant un grand nombre de ses exploitants à nous rejoindre. À compter du 1er janvier 2013, Médiavision commercialisera plus de 2 800 salles de cinéma, représentant 77 % des entrées publicitaires du marché français.

La filiale néerlandaise de Médiavision réalise en 2012 un résultat identique à celui de 2011.

www.groupemre.com

AGENCES SPÉCIALISÉES

PUBLICIS GROUPE

PRODUCTION PLATFORMS

Au service des annonceurs, les différentes sociétés qui composent Publicis Groupe Production Platforms ont pour mission d’assurer l’interface des agences créatives pour la production, la livraison aux médias, la mise en ligne ou l’installation dans les points de vente des campagnes télévisées, numériques ou d’affichage.

> EFFECTIFS

750 collaborateurs

> PRÉSENT DANS 12 PAYS

ANGLETERRE | ALLEMAGNE | BELGIQUE | ITALIE | ÉTATS-UNIS | ESPAGNE | FRANCE | LUXEMBOURG | SUÈDE | DANEMARK | NORVÈGE | ÎLE MAURICE

> PRINCIPAUX CLIENTS

RENAULT | L’ORÉAL | SANOFI | CITI | GENERAL MOTORS | CARREFOUR

> MARQUES

MUNDOCOM | WAM | MARKET FORWARD

> JEAN-FRANÇOIS VALENT, CEO

En 2012, notre offre s’est considérablement développée.

Sur le plan géographique, nous sommes maintenant présents dans trois nouveaux pays du Nord de l’Europe (Suède, Norvège et Danemark) et nous avons renforcé nos équipes en Espagne.

Nous avons également étendu notre offre de services grâce au développement de la production 3D avec Eye Dream, de la production vidéo avec Sequencis et de notre expertise en production numérique grâce à la production nearshore à Nottingham en Angleterre, et enfin au renforcement de nos investissements technologiques sur notre plateforme de l’île Maurice.

Notre capacité à produire pour tous les médias, nos processus de fabrication et de distribution de campagnes toujours plus efficaces, ou encore notre implication constante dans les outils technologiques de partage du travail ont convaincu nos grands clients de nous confier davantage de responsabilités. Nous avons ainsi vécu l’accélération du déploiement international de notre solution de découplage numérique/affichage pour Sanofi. À l’issue d’un appel d’offres, Citi nous a choisis pour sa production numérique aux États-Unis, et L’Oréal pour de nouvelles marques et de nouveaux pays. Kellogg’s et Coca-Cola ont centralisé chez nous leurs campagnes télévisées internationales. Enfin, nous pilotons pour Renault un nouveau système de brand asset management mondial.

Nos équipes ont véritablement brillé par la qualité créative de leur travail. Le film Cartier « L’Odyssée » a fait le tour du monde et remporté de nombreux prix pour la qualité exceptionnelle de sa réalisation.

Plus forts, plus créatifs, plus exhaustifs et plus alertes que jamais vis-à-vis du contexte économique qui guide les choix de nos clients, nous abordons 2013 avec l’ambition d’associer notre développement au service toujours plus attentif de nos partenaires agences et de nos clients.

OmnicomGroup

PUBLICIS GROUPE

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

MAURICE LEVY REPOND AUX QUESTIONS DU HUFFINGTON POST

1 oct. 2013

Maurice Lévy répond aux nombreuses questions soulevées depuis l’annonce de la fusion.

30 septembre 2013

LE HUFFINGTON POST

EN ASSOCIATION AVEC LE GROUPE Le Monde

Lire l’article

Fusion Publicis-Omnicom: “Pierre Moscovici m’a adressé un soutien très clair”, dit Maurice Lévy au HuffPost

Le HuffPost | Par Adrien Oster

Publication: 02/08/2013 13h19 CEST | Mis à jour: 02/08/2013 14h26 CEST

ECONOMIE - L’opération a été préparée dans le plus grand secret pendant six mois. Dimanche 28 juillet, Maurice Lévy, à la tête du groupe français Publicis, numéro trois mondial de la publicité, et John Wren, son homologue du groupe américain Omnicom, numéro deux du secteur, ont dévoilé à Paris un projet d’union qui doit propulser au 1er rang le bien nommé Publicis Omnicom Group.

Le nouveau groupe, dont le capital sera partagé à 50/50 entre les actionnaires des deux sociétés, sera coté sur les bourses de Paris et New York, et codirigé par les deux hommes. Au milieu de l’année 2016, le premier passera cependant les rênes au second, et se contentera d’un rôle de président non exécutif.

Ensemble, les deux groupes représentent un géant de 130.000 employés et une valeur boursière combinée d’environ 26,5 milliards d’euros, leur permettant de passer loin devant l’actuel numéro un mondial du secteur, le britannique WPP.

Problèmes de concurrence, conflits entre clients, impact social, fiscalité... cette fusion surprise a soulevé de nombreuses questions et autant d’inquiétudes. En bon communiquant, Maurice Lévy le sait et tente de rassurer marchés financiers et responsables politiques. Son équipe à contacté Le Huffington Post pour organiser cette interview.

L’opération est conditionnée aux autorisations des autorités de la concurrence, la fusion peut-elle encore échouer ?

Non. Nos avocats ont analysé la situation de manière très sérieuse et quand on regarde les chiffres que publient les grands groupes, cela devrait aller. Je m’attends à ce que la concurrence nous mette des bâtons dans les roues et je serais déçu qu’elle ne le fasse pas. Nos concurrents inondent les analystes, les clients, les journalistes. Mais si vous regardez notre cours de bourse, vous verrez qu’il se porte bien, le marché y croit.

L’opération sera-t-elle bouclée fin 2013 ?

Plus probablement en début d’année prochaine.

Pourquoi avoir installé le siège social du nouveau groupe aux Pays-Bas ?

Nous ne pouvions en aucun cas donner l’impression aux clients et aux collaborateurs qu’un des deux groupes absorbait l’autre. Nous avons donc décidé de nous installer dans un pays d’Europe proche de nos racines communes.

Énormément d’entreprises européennes ont leur siège aux Pays-Bas et réalisent leurs opérations dans leurs pays respectifs. EADS a aussi son siège aux Pays-Bas, comme STMicroelectronics ou l’alliance Renault-Nissan… Les Pays-Bas sont un pays neutre; en d’autres temps on aurait peut-être choisi la Suisse ou la Belgique mais aujourd’hui on ne peut plus car l’effet d’image est très négatif.

Nous facturons et payons l’impôt dans les pays dans lesquels nous menons nos activités. Nous conserverons nos activités opérationnelles en France et continuerons d’y payer des impôts. Il ne faut ni comparer, ni fantasmer.

Pierre Moscovici a indiqué qu’il sera “vigilant” quant au respect de vos engagements pris envers la France.

Il y a ce qu’on lit dans la presse et il y a la conversation que j’ai eue avec Pierre Moscovici. Il m’a adressé un soutien très clair. Il m’a bien sûr demandé ce que cela allait provoquer pour l’emploi au sein du groupe. Je l’ai rassuré en lui disant que nous n’envisagions pas de restructuration ou de sortir des activités du territoire français.

Bien au contraire, les opérations que nous avons réalisées dans le passé ont développé un certain nombre d’emplois dans le pays. Et nous espérons que le rapprochement avec Omnicom avec l’enrichissement de l’offre que nous proposerons à nos clients permettra de développer encore nos opérations françaises. Nous sommes conscients de la situation de l’emploi en France et aimons notre pays. Notre engagement a été sans faille à ce jour.

Par ailleurs, nous aurons un conseil d’administration à 50/50 et les décisions seront prises à la majorité des deux tiers. Ne commençons pas à spéculer.

La CGT évoque une fusion déraisonnable et de futurs “plans sociaux”, des “recours abusif aux ruptures conventionnelles”, et des “externalisations”.

La CGT est peu représentative à Publicis. Elle a essayé un certain nombre de manifestations; elle a réussi à réunir environ 25 personnes sur un groupe de plus de 5000 collaborateurs en France. Les propositions et les remarques de la CGT sont très approximatives, je le regrette. J’aimerais tant qu’elle s’engage dans un dialogue réaliste et constructif.

Vous détenez le contrat pour Coca-Cola, Omnicom celui pour Pepsi. Selon Bank of America, “la fusion pourrait poser des problèmes de conflits entre clients”

C’est une question soulevée par la concurrence. Chez WPP par exemple, ils gèrent dans le même groupe Colgate-Palmolive, Unilever, Procter&Gamble, Kimberly-Clark et une partie de Estée Lauder (des multinationales qui produisent toutes des produits de grande consommation destinés à l’hygiène, ndlr). Mais le fait de gérer des clients qui sont sur le même segment fait partie de la vie de nos agences. Bien sûr, qu’il y ait des conflits n’est pas une révélation mais il nous appartient d’y apporter des solutions et nous y travaillons.

Vous avez mené l’internationalisation du groupe Publicis dans les années 90, que représente cette nouvelle étape ?

Marcel Bleustein-Blanchet a fait les premières étapes sur l’Europe dans les années 70. J’ai été nommé président du directoire en novembre 1987. À ce moment là on faisait environ 70% de notre chiffre en France et les 30% restants en Europe. Je me suis alors engagé à développer Publicis pour faire face à la mondialisation et rentrer en compétition avec les grands groupes mondiaux, des Américains pour la plupart.

Depuis, le développement des pays émergents et leurs croissances effrénées ont radicalement transformé le marché, davantage mondialisé et complexifié. La Chine est devenue le troisième marché mondial derrière les États-Unis et le Japon, alors qu’il n’y avait absolument aucune publicité dans les années 80. La première fois que j’y suis allé, les seules publicités que j’ai pu voir étaient de la propagande d’État. Le Brésil était le vingtième marché mondial à l’époque, c’est aujourd’hui le sixième. Plus encore, le développement d’Internet et de la communication numérique a bouleversé la vie des gens et les modèles économiques. Ceux des médias comme ceux des agences de publicité.

Ces bouleversements ont donné naissance à de grands groupes extrêmement puissants. C’est pour cela que nous menons aujourd’hui cette action de regroupement. En réunissant les forces d’Omnicom et de Publicis nous créons un ensemble d’une grande richesse capable d’investir dans les nouvelles technologies et leurs talents. Il ne s’agit en aucune façon d’une hostilité à l’égard de ces grands groupes avec lesquels nous entretenons des relations d’amitié et de partenariat.

En septembre 2002, nous avions fait une acquisition qui nous permettait quasiment de doubler de taille (BCom3 pour 3,42 milliards d’euros, opération doublée d’un “accord stratégique” avec Dentsu, le premier publicitaire japonais, détenteur de 15% du capital du nouveau groupe, ndlr). C’était une acquisition difficile, mais nous n’avions pas tout à fait la même expérience, pas tout à fait les mêmes moyens qu’aujourd’hui et l’avions remarquablement bien intégrée.

Publicis est un groupe davantage centralisé que Omnicom, les cultures d’entreprise des deux groupes ne sont-elles pas trop éloignées ?

Il y a les valeurs et il y a la culture d’entreprise. Sur les valeurs, nous sommes strictement comparables, nos groupes ont des valeurs humaines rigoureusement identiques. Nous partageons le respect des individus, des cultures, de la diversité, une éthique irréprochable et le fait de bien traiter nos collaborateurs de part et d’autre.

Sur la culture d’entreprise, il y a des différences. Ils sont Américains, nous sommes Français. Ils sont attachés à leurs racines et nous aussi. Mais nous réalisons déjà 48% de notre chiffre aux Etats-Unis.

La Deutsche Bank estime qu’il faudra “au moins deux à trois ans avant que la nouvelle entité ne soit pleinement intégrée”.

A mon avis ce sera moins que long que cela, nous fusionnons seulement la holding, pas nos réseaux respectifs.

Le groupe prévoit-il des acquisitions ?

Nous avons de petites acquisitions en cours et on va les mener à bien. Nous aurons peut-être des acquisitions de taille moyenne pour un segment ou un pays, mais pas de gros projet.”

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

NUL N’EST PETIT VOLONTAIREMENT

(LE FIGARO)

24 sept. 2013

Maurice Lévy revient sur les raisons et le contexte qui l’ont conduit à fusionner avec Omnicom.

Télécharger l’article

Maurice Lévy:« Nul n’est petit volontairement »

Le patron de Publicis répond aux critiques qui ont visé la mégafusion avec Omnicom annoncée cet été.

PROPOS RECUEILLIS PAR

ALEXANDRE DEBOUTÉ axel_deb

COMMUNICATION Maurice Lévy, le président du directoire de Publicis Groupe, revient sur les raisons et le contexte qui l’ont conduit à fusionner avec l’américain Omnicom pour donner naissance en 2014 au numéro un mondial de la communication.

LE FIGARO. – Vous avez présenté la fusion de Publicis et d’Omnicom comme une réponse aux géants du Web. En quoi cela va changer la donne ?

Maurice LÉVY. – Le monde a changé fondamentalement. L’effet de taille est devenu crucial car il détermine notre capacité à investir, a nous développer, à étre un interlocuteur incontournable des géants du Web afin de mieux servir nos clients. Ce n’est pas une fusion contre qui que ce soit mais dans l’intérêt de notre métier. C’est important de le dire. Il va falloir faire des investissements considérables. Nos clients font face à des défis sans précédent. Cette fusion entre égaux est une démarche constructive pour les accompagner, mais aussi pour assurer l’avenir de nos collaborateurs et donner des raisons d’investir aux actionnaires. Le modéle économique de demain va reposer sur un triptyque renforcé entre l’intelligence stratégique, le talent créatif et la technologie. La science n’est pas un petit adjuvant mais un passage oblige pour atteindre toutes les cibles, la créativité et l’innovation restant au coeur de notre demarche.

Certains considèrent que

l’opération revient à vendre un champion français aux Américains.

Les cultures d’Omnicom et de Publicis présentent quelques différences. Mais nos valeurs sont pour une large part identiques. Il faut partir de la fusion de ces valeurs pour déterminer la culture de la nouvelle entreprise. Omnicom et Publicis sont deux grands groupes internationaux, intégrés, respectueux de leurs collaborateurs, de leurs clients, des marques et des consommateurs. Nous sommes les précurseurs d’un mouvementirrésistible. Ce sont deux entreprises éthiques qui ont placé le talent au coeur de leurs métiers. Publicis est clairement marqué par la francité, de par son actionnariat, sa filiation entrepreneuriale et familiale, et son mode de management. Notre concept de « Viva la différence!» a permis l’épanouissement de talents dans des pays très différents.

Nous sommes multiculturels. La moitié du revenu de Publicis est réalisée aux États-Unis.

Quand on regarde Omnicom, c’est une culture très décentralisée dans son fonctionnement qui a su intégrer des talents internationaux dont plusieurs grandes pointures françaiscs. Demain, Publicis Omnicom Group devra respecter ses origines. Elle aura son siège en Europe, sera franco-américaine et à vocation mondiale.

Le patron de WPP, Martin Sorrell, estime que les fusions transnationales ne marchent pas et que les conflits entre les clients seront un probléme.

Que lui répondez-vous ?

Les prédictions de Martin Sorrell se sont révélées à ce jour complétement fausses. Il a annoncé qu’Aegis fusionnerait avec Havas et que Publicis se rapprocherait d’Interpublic… Je le laisse done à ses speculations. Mais je vais répondre à ses objections. Les fusions transnationales sont le sens de l’histoire et c’est l’avenir ! C’est ainsi que se constituent les grands groupes mondiaux. Après six mois de négociations avec John Wren (PDG d’Omnicom, NDLR), j’ai appris à le connaître. Là cogouvernance est la seule facon de rendre la fusion entre égaux possible. Nous connaissons les difficultés de notre métier et ne serons pas trop de deux pour les surmonter. Nous voulons construire le plus grand et le plus beau groupe de communication. C’est l’avenir que nous voulons pour Publicis Omnicom Group. Quant aux conflits clients, je suis surpris que l’expert exceptionnel qu’est Martin Sorrell dans la gestion de conflits clients s’en inquiète.

David Jones, le directeur général de Havas, considère que la taille n’est plus un enjeu.

II est vrai que nul n’est petit volontairement.

La fusion pose-t-elle des problémes de concurrence ?

Les réglementations nous imposent de soumettre la fusion aux autorités compétentes dans une quinzaine de juridictions. Je suis trés confiant. Les conseils qui ont analysé les différentes situations sur la base de solides études économiques n’anticipent pas de problèmes majeurs. Les annonceurs organisent régulièrement des compétitions. De petites agences remportent de gros budgets car les barrières à l’entrée sont très faibles dans notre secteur.

Le choix d’installer le siège du groupe aux Pays-Bas répond-il à un objectif fiscal ?

Nous avons choisi les Pays-Bas pour ne pas donner l’impression d’une fusion au bénéfice de l’un ou de l’autre groupe. Si nous avions été guidés par un souci d’optimisation fiscale, on aurait choisi le Luxembourg ou l’Irlande. La situation fiscale de Publicis ne sera pas impactée par cette localisation, celle d’Omnicom peut conduire à une économie de l’ordre de 70 à 80 millions de dollars.

Un actionnaire américain d’Omnicom conteste l’opération.

Cela vous inquiète-il ?

Dans toutes les fusions, il y a, en particulier aux États-Unis, des procédures engagées par des actionnaires. L’évaluation de la parité entre Publicis et Omnicom a fait l’objet d’études de nos banques respectives qui ont intégré plusieurs éléments (capitalisation, dividendes…). On arrive à une partie de 50,6 % du capital en faveur des actionnaires de Publicis et de 49,4% en faveur de ceux d’Omnicom.

Quelles sont les perspectives de Publicis sur la fin d’année ?

Le deuxième semestre devrait étre supérieur au premier. Tous nos indicateurs vont dans le bon sens. Malgré une économie mondiale instable, nous devrions clôturer l’année avec un taux de croissance supérieur à la moyenne de nos concurrents et un taux de marge encore en amélioration. La reprise aux États-Unis est plus ferme qu’on le dit. En Europe, c’est trés contraste. Je me réjouis des chiffres de croissance au deuxième trimestre en France et j’espère qu’ils vont se confirmer dans les faits. Dans les pays émergents, l’lnde connait quelques difficultés, comme le Brésil, et la Russie reste en croissance.

Le « big data », dont on parle beaucoup, est-il une priorité ?

Bien sûr, aujourd’hui, nous n’en sommes qu’aux balbutiements. 2013 est pour le « big data » ce que 1998 a été pour Internet. Je vois un développement de l’exploitation des données qui va être aussi spectaculaire que le développement du numérique. La mobilité est l’autre grande évolution qui va nécessiter des investissements importants et générer une belle croissance. ■

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

L'ÉCHANGE DE STYLOS

2 oct. 2013

28 juillet 2013 - 14h00 - Paris - 133 Champs Elysées, siège de Publicis Groupe.
Terrasse du 7ème étage, face à l'Arc de Triomphe : une nouvelle page d'histoire s'ouvre dans le secteur de la communication. Signature d'un accord historique de fusion entre Publicis Groupe et Omnicom.



Publicis Groupe & Omnicom Group, Historical Moment
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YouTube

LA SIGNATURE

2 oct. 2013

28 juillet 2013 - 14h00 - Paris - 133 Champs Elysées, siège de Publicis Groupe.
Terrasse du 7ème étage, face à l'Arc de Triomphe : une nouvelle page d'histoire s'ouvre dans le secteur de la communication. Signature d'un accord historique de fusion entre Publicis Groupe et Omnicom.



Publicis Groupe et Omnicom
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UN MOMENT HISTORIQUE

26 sept. 2013

28 juillet 2013 - 14h00 - Paris - 133 Champs Elysées, siège de Publicis Groupe.
Terrasse du 7ème étage, face à l'Arc de Triomphe : une nouvelle page d'histoire s'ouvre dans le secteur de la communication. Signature d'un accord historique de fusion entre Publicis Groupe et Omnicom.


Publicis Groupe & Omnicom Group, Historical Moment
0:00 / 0:13
YouTube

SE SOUVENIR DES BELLES CHOSES …

26 sept. 2013

Acte hautement symbolique, le contrat scellant l’accord de fusion entre Publicis Groupe et Omnicom s’est signé sur le sous-main de Marcel Bleustein Blanchet.

La scène se déroule le 28 juillet 2013, sur la terrasse du siège de Publicis Groupe, au 133 avenue des Champs Elysées à Paris.

Avant de procéder à l’acte officiel, Maurice Lévy confie à John Wren, Président d’Omnicom Group, l’histoire du sous-main sur lequel ils vont signer l’accord de fusion : il fut celui de Marcel Bleustein-Blanchet à la création de Publicis en 1926.

Précieusement rangé dans le sous-sol du 133 Champs Elysées, il est l’un des rares objets rescapés de l’incendie qui ravagea l’immeuble du Groupe le 28 septembre 1972. Publicis reconstruira son siège et prendra un nouveau départ avec le succès que l’on connaft.

Aujourd’hui, bureau et sous-main restaurés ornent encore le bureau de Marcel Bleustein Blanchet.

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom Group rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom Group sur le site de Publicis à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.